AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2001
================================================================================

                                                  Registration No. 333-71652
                                                  Registration No. 333-71652-01

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------
         FIRST BANKS, INC.                   FIRST PREFERRED CAPITAL TRUST III
    (Exact Name of Registrant                  (Exact name of Co-Registrant
    as specified in its charter)                as specified in its charter)
              MISSOURI                                    DELAWARE
  (State or other jurisdiction of            (State or other jurisdiction of
   incorporation or organization)             incorporation or organization)

             43-1175538                                  43-6871449

(I.R.S. Employer Identification No.)       (I.R.S. Employer Identification No.)
            135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
   (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
--------------------------------------------------------------------------------
                                 ALLEN H. BLAKE
    President, Chief Operating Officer, Chief Financial Officer and Secretary
                                First Banks, Inc.
                          600 James S. McDonnell Blvd.
                            Hazelwood, Missouri 63042
                                 (314) 592-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
--------------------------------------------------------------------------------

                                 With copies to:
            JOHN S. DANIELS, ESQ.                      JAMES S. RYAN, III, ESQ.                   FREDERICK W. SCHERRER, ESQ.
        6440 North Central Expressway                    Jackson Walker L.L.P.                           Bryan Cave LLP
                  Suite 503                           901 Main Street, Suite 6000                211 North Broadway, Suite 3600
             Dallas, Texas 75206                          Dallas, Texas 75202                    St. Louis, Missouri 63102-2750
               (214) 368-9405                               (214) 953-6000                               (314) 259-2000


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.




     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED OCTOBER 30, 2001


PROSPECTUS
                         1,600,000 Preferred Securities

                        FIRST PREFERRED CAPITAL TRUST III

                     % Cumulative Trust Preferred Securities
                 (Liquidation Amount $25 Per Preferred Security)

                Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

                                FIRST BANKS, INC.
                                -----------------

         The preferred securities represent undivided beneficial interests in the assets of First Preferred Capital Trust III. The trust will invest all of the proceeds of this offering of preferred securities to purchase % subordinated debentures due 2031 of First Banks, Inc.

         For each of the preferred securities that you own, you will receive cumulative cash distributions at an annual rate of % on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001 from payments on the subordinated debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries. The subordinated debentures mature and the preferred securities must be redeemed by December 31, 2031. The trust may redeem the preferred securities, at a redemption price of $25 per preferred security plus accrued and unpaid distributions, at any time on or after December 31, 2006, or earlier under circumstances specified in this prospectus.



         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market under the symbol "FBNKM." Trading is expected to commence on or around delivery of the preferred securities.
                               ------------------

Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 10.



                              -------------------
         The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                 Per Preferred
                                                   Security          Total
                                                 -------------    -----------
Public offering price.......................        $25.00        $40,000,000
Proceeds to the trust.......................        $25.00        $40,000,000

         This is a firm commitment underwriting. First Banks will pay underwriting commissions of $ per preferred security, or a total of $ , for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 240,000 preferred securities to cover over-allotments, if any.

--------------------------------------------------------------------------------
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Stifel, Nicolaus & Company
         Incorporated
                               Dain Rauscher Wessels
        , 2001                                            Fahnestock & Co. Inc.


                                                  FIRST BANKS, INC. AND SUBSIDIARIES
                                                         Map of Locations



                                                        As of June 30, 2001
                             -------------------------------------------------------------------------------
                                                             First Bank
                             -------------------------------------------------------------------------------
                                                                                               Central
                                                                                                 and
                                   Metro              Regional             Southern           Northern
                                  Missouri            Missouri             Illinois           Illinois
[GRAPHIC OMITTED]
                             Arnold                Beaufort            Belleville            Bartonville
                             Ballwin               Bismarck            Breese                Canton
                             Chesterfield (2)      Dutzow              Carbondale            Chicago
                             Clayton               Fulton              Chester (2)           Galesburg (2)
                             Creve Coeur (3)       Gerald              Columbia              Havana
                             Ellisville            Hermann             Fairview Heights      Hillside
                             Florissant (3)        Middletown          Granite City          Jacksonville
                             Kirkwood              Montgomery City     Greenville            Knoxville
                             Lake St. Louis        Morrison            Johnston City         Peoria (4)
                             Manchester            Owensville          Lawrenceville (2)     Pittsfield
                             O'Fallon              Park Hills (2)      O'Fallon              Quincy (2)
                             Shrewsbury            Warrenton           Red Bud               Roodhouse
                             St. Charles (3)       Washington          Salem (2)             Springfield
                             St. Louis City (3)    Wentzville          Shiloh                Sterling
                             St. Louis County (3)                      Valmeyer              Winchester
                             St. Peters                                Vandalia
                             Warson Woods                              Waterloo
                             Webster Groves                            West Frankfort (2)




                                                    First Bank & Trust
                             -------------------------------------------------------------------------------
                                Southern             Northern
                                California          California           Texas

                             Beverly Hills         Campbell            Dallas
                             Encino                Concord             Irving
                             Fountain Valley       Fairfield           McKinney
                             Fullerton             Napa                Houston (3)
[GRAPHIC OMITTED]            Gardena               Oakland
                             Huntington Beach (2)  Rancho Cordova
                             Irvine                Roseville (2)
                             Laguna Niguel         Sacramento
                             Lakewood              San Francisco (4)
                             Long Beach (3)        San Jose
                             Los Angeles (2)       San Mateo
                             Malibu                San Pablo
                             Marina del Rey        San Rafael
                             Newport Beach         Vallejo
                             Santa Barbara         Walnut Creek
                             Santa Maria
                             Solvang
                             Torrance
                             Ventura
                             Westlake Village
                             Woodland Hills

                                     SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                First Banks, Inc.

Who We Are

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                                                                  Total Assets
                                                        Geographic(Number of)Locations            at June 30,
                                 Name                            at June 30, 2001                     2001
       ---------------------------------------------   ----------------------------------   --------------------
                                                                                             (dollars expressed
                                                                                                in thousands)

       First Bank                                       Missouri (44) and Illinois (42)           $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)             2,628,378
            First Bank & Trust



         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. However, in the early 1990's, the pricing of acquisitions in these areas escalated beyond the levels we believed were desirable, causing us to explore acquisitions in other markets. As a result, in 1994 we acquired a bank in Texas with total assets of $367.0 million, and between January 1, 1995 and October 16, 2001, we completed 22 acquisitions in California, with total assets of approximately $2.2 billion. In addition, in February 2000, we acquired certain assets and assumed certain liabilities of First Capital Group, Inc., a commercial leasing company headquartered in Albuquerque, New Mexico. We currently have an agreement to acquire a bank in California, which has total assets of approximately $278.2 million, and two agreements to acquire two more banking companies in Illinois, which have combined total assets of approximately $616.4 million. We expect the transaction in California and one of the transactions in Illinois to close during the fourth quarter of 2001 and the other transaction in Illinois to close during the first quarter of 2002.



         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies.

Growth Strategy

         We believe significant opportunities exist for financial organizations to grow and prosper by delivering quality products and by providing personal service to individuals and small to mid-sized businesses. Consequently, we emphasize continually improving the knowledge and skills of our people, enhancing our service quality, and making our services competitive in the marketplace and convenient to our customers. By combining these attributes, we believe we can realize many of the efficiencies available to larger organizations and still provide the opportunity for customers to receive the personalized service that they find attractive in smaller organizations.

         At the same time, we recognize that consolidation within the banking industry and increasing competition from substantially larger banks, as well as organizations other than banks, create pressures on interest margins and operating costs. We believe that to counteract these pressures we must operate efficiently and achieve a greater long-term growth rate than can be accomplished solely by our marketing and business development efforts. Therefore, we supplement these growth efforts with acquisitions of other financial services entities.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit. However, in keeping with our policy, we centralize overall corporate policies, procedures and administrative functions and provide operational support functions for our subsidiaries. This practice allows us to achieve operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Financial Summary

         To support our growth strategy, we emphasize consistent earnings performance, as well as retaining and investing those earnings. Consequently, we have never paid, and have no present intention of paying, dividends on our common stock. Furthermore, since 1999 to the present, the dividends paid on our Class A and B preferred stock has represented less than 2.0% of our net income before dividends. As a result, between December 31, 1996 and December 31, 2000, our common stockholders' equity grew at a compound annual growth rate of approximately 16.5%.




                                                       Compound
                                                       Growth or
                                                        Average
                                                        for the
                                                      Five Years
                                  As of or for the      Ended
                                  Six Months Ended     December
                                      June 30,            31,             As of or for the Year Ended December 31,
                                  -----------------   ------------------------------------------------------------------
                                  2001       2000       2000(1)      2000       1999       1998       1997        1996
                                  ----       ----       -------      ----       ----       ----       ----        ----
                                                               (dollars in thousands)

Net income....................  $   20,251     29,259      29.1%  $   56,107     44,178     33,510     33,027       20,218
Loans, net of unearned
     discount.................   4,861,943  4,326,393      14.5    4,752,265  3,996,324  3,580,105  3,002,200    2,767,969
Total assets..................   5,904,203  5,180,472      12.3    5,876,691  4,867,747  4,554,810  4,165,014    3,689,154
Common stockholders' equity...     383,341    308,977      16.5      339,783    281,842    250,300    218,474      184,439
Total stockholders' equity....     396,404    322,040       8.8      352,846    294,905    263,363    231,537      251,389
Return on average total
     stockholders' equity(2)..       10.78%     19.24%    13.64%       17.43%     15.79%     13.64%     12.91%        8.43%
Number of locations...........         136        137       --           140        135        135        131          126

---------------------
(1)  For the period indicated, these figures represent compound annual growth rates of net income, loans, net of unearned discount, total assets, common stockholders' equity, total stockholders' equity and average return on average total stockholders' equity.
(2)  Ratios for the six-month period are annualized.


         Our address is 135 North Meramec, Clayton, Missouri 63105, and our telephone number is (314) 854-4600.

                       First Preferred Capital Trust III

         We recently formed the trust as an additional financing subsidiary. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The trust exists exclusively for the following purposes:

        o     issuing the preferred securities to the public for cash;

        o     issuing the common securities to us;

        o     investing the proceeds from the sale of the preferred and common
              securities in an equivalent amount of      % subordinated
              debentures due December 31, 2031, to be issued by us; and

        o     engaging in activities that are incidental to those listed above.

         The trust's address is 135 North Meramec, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.

                                  The Offering


The issuer..........................    First Preferred Capital Trust III

Securities being offered............    1,600,000 preferred securities, which
                                        represent preferred undivided
                                        beneficial interests in the assets of
                                        the trust. Those assets will consist
                                        solely of the subordinated debentures
                                        and payments received on the
                                        subordinated debentures. The trust will
                                        sell the preferred securities to the
                                        public for cash. The trust will use that cash to buy the subordinated debentures from us.

Offering price......................    $25 per preferred security.

When we will pay distributions
     to you.........................    Your purchase of the preferred
                                        securities entitles you to receive
                                        cumulative cash distributions at a %
                                        annual rate. Distributions will
                                        accumulate from the date the trust
                                        issues the preferred securities and will
                                        be paid quarterly on March 31, June 30,
                                        September 30 and December 31 of each
                                        year, beginning December 31, 2001. As
                                        long as the preferred securities are
                                        represented by a global security, the
                                        record date for distributions on the
                                        preferred securities will be the
                                        business day prior to the distribution
                                        date. We may defer the payment of cash
                                        distributions, as described below.
When we must redeem the preferred
     securities.....................    The subordinated debentures will mature
                                        and the preferred securities must be
                                        redeemed by December 31, 2031. We have
                                        the option, however, to shorten the
                                        maturity date to a date not earlier than December 31, 2006. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal
                                        Reserve System, if required.

Redemption of the preferred
     securities before December 31,
     2031 is possible...............    The trust must redeem the preferred
                                        securities when the subordinated
                                        debentures are paid at maturity or upon
                                        any earlier redemption of the
                                        subordinated debentures. We may redeem
                                        all or part of the subordinated
                                        debentures at any time on or after
                                        December 31, 2006. In addition, we may
                                        redeem, at any time, all of the
                                        subordinated debentures if:

                                        o       the interest we pay on the
                                                subordinated debentures is no
                                                longer deductible by us for
                                                federal income tax purposes,
                                                the trust becomes subject to
                                                federal income tax, or the trust
                                                becomes or will become subject
                                                to certain other taxes or
                                                governmental charges;

                                        o       existing laws or regulations
                                                change in a manner requiring
                                                the trust to register as an
                                                investment company; or

                                        o       the capital adequacy guidelines
                                                of the Federal Reserve change so
                                                that the preferred securities
                                                are not eligible to be counted
                                                as Tier I capital.

                                        We may also redeem the subordinated
                                        debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities of the trust, but only in exchange for a like amount of the preferred securities and common securities of the trust then owned by us.

                                        Redemption of the subordinated
                                        debentures prior to maturity will be
                                        subject to the prior approval of the
                                        Federal Reserve, if approval is then
                                        required. If your preferred securities
                                        are redeemed by the trust, you will
                                        receive the liquidation amount of $25
                                        per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to
     extend the interest
     payment period.................    The trust will rely solely on payments
                                        made by us under the subordinated
                                        debentures to pay distributions on the
                                        preferred securities. As long as we
                                        are not in default under the indenture
                                        relating to the subordinated debentures, we may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond December 31, 2031. If we defer interest payments on the subordinated debentures:

                                        o       the trust will also defer
                                                distributions on the preferred
                                                securities;

                                        o       the distributions you are
                                                entitled to will accumulate; and

                                        o       these accumulated distributions
                                                will earn interest at an annual
                                                rate of      %, compounded
                                                quarterly, until paid.

                                        At the end of any deferral period, we
                                        will be obligated to pay to the trust
                                        all accrued and unpaid interest under
                                        the subordinated debentures. The trust
                                        will then pay all accumulated and unpaid
                                        distributions to you to the extent that
                                        the trust has received accrued and
                                        unpaid interest under the subordinated
                                        debentures.
You  will still be taxed if
     distributions on the
     preferred securities are
     deferred.......................    If a deferral of distributions on the
                                        preferred securities occurs, you must
                                        recognize the deferred amounts as
                                        interest income for United States
                                        federal income tax purposes in advance
                                        of receiving these amounts, even if you
                                        are a cash basis taxpayer.

Our guarantee of payment............    We guarantee the trust will use its
                                        assets to pay the distributions on the
                                        preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments.
                                        If we do not make interest payments
                                        on the subordinated debentures, the
                                        trust will not have sufficient funds to
                                        make distributions on the preferred
                                        securities. In this event, your remedy
                                        is to institute a legal proceeding
                                        directly against us for enforcement of
                                        payments under the subordinated
                                        debentures.

We may distribute the
     subordinated debentures
     directly to you................    We may, at any time, dissolve the trust
                                        and distribute the subordinated
                                        debentures to you, subject to the prior
                                        approval of the Federal Reserve, if
                                        required. If we distribute the
                                        subordinated debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank in
     right of payment...............    Our obligations under the preferred
                                        securities, subordinated debentures and
                                        guarantee are unsecured and will rank
                                        as follows with regard to right of
                                        payment:

                                        o       the preferred securities will
                                                rank equally with the common
                                                securities of the trust. The
                                                trust will pay distributions on
                                                the preferred securities and the
                                                common securities on a pro rata
                                                basis. However, if we default
                                                with respect to the subordinated
                                                debentures, then no
                                                distributions on the common
                                                securities of the trust or our
                                                common stock will be paid until
                                                all accumulated and unpaid
                                                distributions on the preferred
                                                securities have been paid;

                                        o       our obligations under the
                                                subordinated debentures and the
                                                guarantee are unsecured and
                                                generally will rank: (1) junior
                                                in priority to our existing and
                                                future senior and senior
                                                subordinated indebtedness, and
                                                (2) equal in priority to our
                                                subordinated debentures
                                                associated with the $143.8
                                                million of trust preferred
                                                securities that our other two
                                                financing subsidiaries currently
                                                have outstanding; and

                                        o       because we are a holding
                                                company, the subordinated
                                                debentures and the guarantee
                                                will effectively be subordinated
                                                to all existing and future
                                                liabilities of our subsidiaries
                                                with respect to the assets of
                                                each such subsidiary. These
                                                liabilities include all
                                                depositors' claims, as well as
                                                the subordinated debentures
                                                associated with the $46.0
                                                million of outstanding trust
                                                preferred securities issued by a
                                                financing subsidiary of our
                                                subsidiary, FBA.
Voting rights of the preferred
     securities.....................    Except in limited circumstances, holders
                                        of the preferred securities will have no
                                        voting rights.
Nasdaq National Market
     symbol.........................    FBNKM

You will not receive
     certificates...................    The preferred securities will be
                                        represented by a global security that
                                        will be deposited with and registered in the name of The Depository Trust
                                        Company, New York, New York, or its
                                        nominee. This means that you will not
                                        receive a certificate for the preferred
                                        securities, and your beneficial
                                        ownership interests will be recorded
                                        through the DTC book-entry system.

How the proceeds of this offering
     will be used...................    The trust will invest the proceeds from
                                        the sale of the preferred securities
                                        in the subordinated debentures. We
                                        estimate the net proceeds to us from the sale of the subordinated debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $38.2 million.
                                        We expect to use the net proceeds from
                                        the sale of the subordinated
                                        debentures to reduce indebtedness
                                        currently outstanding under our
                                        revolving credit line. In the future, we anticipate using amounts remaining available under the revolving credit line to finance further expansion, including pending and potential acquisitions of banks and other financial institutions. If at the time the trust issues the preferred securities, the net proceeds exceed the balance outstanding under our revolving credit line, we will invest the excess proceeds in short-term investment securities pending their use for acquisitions or to reduce future borrowings under our revolving credit line.



         Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 10.



                                                      SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data set forth below, insofar asthey relate to the five years ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated data set forth below for the six-month periods ended June 30, 2001 and 2000, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the six-month period ended June 30,
2001 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.


                                                            As of or for the
                                                            Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                            (dollars expressed in thousands)
Income Statement Data:
    Interest income....................................   $  229,393   201,878   422,826   353,082   327,860   295,101   266,021
    Interest expense...................................      104,912    88,058   187,679   158,701   162,179   148,831   141,670
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income................................      124,481   113,820   235,147   194,381   165,681   146,270   124,351
    Provision for loan losses..........................        7,110     7,202    14,127    13,073     9,000    11,300    11,494
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income after provision for loan losses      117,371   106,618   221,020   181,308   156,681   134,970   112,857
    Noninterest income.................................       35,898    21,035    42,778    41,650    36,497    25,697    20,721
    Noninterest expense................................      116,016    79,710   171,163   150,807   138,704   110,287   105,741
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................       37,253    47,943    92,635    72,151    54,474    50,380    27,837
    Provision for income taxes.........................       14,581    17,741    34,482    26,313    19,693    16,083     6,960
                                                          ---------- --------- --------- --------- ---------  --------  --------
    Income before minority interest in income of
      subsidiary andcumulative effect of
      change in accounting principle...................       22,672    30,202    58,153    45,838    34,781    34,297    20,877
    Minority interest in income of subsidiary..........        1,045       943     2,046     1,660     1,271     1,270       659
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................       21,627    29,259    56,107    44,178    33,510    33,027    20,218
    Cumulative effect of change in accounting
      principle, net of tax............................       (1,376)       --        --        --       --         --        --
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net income.........................................   $   20,251    29,259    56,107    44,178    33,510    33,027    20,218
                                                          ========== ========= ========= ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $      328       328       786       786       786     5,067     5,728
    Common stock.......................................           --        --        --        --       --         --        --
    Ratio of total dividends declared to net income....         1.62%     1.12%     1.40%     1.78%     2.35%    15.34%    28.33%
Balance Sheet Data:
    Investment securities..............................   $  385,010   436,320   563,534   451,647   534,796   795,530   552,801
    Loans, net of unearned discounts...................    4,861,943 4,326,393 4,752,265 3,996,324 3,580,105 3,002,200 2,767,969
    Total assets.......................................    5,904,203 5,180,472 5,876,691 4,867,747 4,554,810 4,165,014 3,689,154
    Total deposits.....................................    4,994,119 4,456,453 5,012,415 4,251,814 3,939,985 3,684,595 3,238,567
    Notes payable......................................       34,500    58,500    83,000    64,000    50,048    55,144    76,330
    Guaranteed preferred beneficial interests
      in First Banks, Inc. and First Banks
      America, Inc. subordinated debentures............      182,881   127,695   182,849   127,611   127,443    83,183        --
    Common stockholders' equity........................      383,341   308,977   339,783   281,842   250,300   218,474   184,439
    Total stockholders' equity.........................      396,404   322,040   352,846   294,905   263,363   231,537   251,389
Earnings Ratios:
    Return on average total assets (2).................         0.70%     1.17%     1.09%     0.95%     0.78%     0.87%     0.57%
    Return on average total stockholders' equity (2)...        10.78     19.24     17.43     15.79     13.64     12.91      8.43
    Efficiency ratio (3)...............................        72.34     59.11     61.59     63.89     68.60     64.13     72.89
    Net interest margin (2) (4)........................         4.73      4.90      4.93      4.52      4.19      4.09      3.79
Asset Quality Ratios:
    Allowance for loan losses to loans.................         1.59      1.80      1.72      1.72      1.70      1.68      1.69
    Nonperforming loans to loans (5)...................         1.26      0.85      1.12      0.99      1.22      0.80      1.09
    Allowance for loan losses to
      nonperforming loans (5)..........................       126.42    211.39    153.47    172.66    140.04    209.88    154.55
    Nonperforming assets to loans and
      other real estate (6)............................         1.33      0.89      1.17      1.05      1.32      1.04      1.47
    Net loan charge-offs (recoveries)
      to average loans (2).............................         0.48     (0.06)     0.17      0.22      0.05      0.27      0.72
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................         6.48      6.07      6.25      6.00      5.73      6.70      6.79
    Total risk-based capital ratio.....................        10.60     10.26     10.21     10.05     10.28     10.26      9.23
    Leverage ratio.....................................         7.33      7.80      7.45      7.14      7.77      6.80      5.99


                                                            As of or for the
                                                            Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          --------------------- ----------------------------------------------------
                                                              2001       2000      2000      1999       1998     1997     1996
                                                             ------    -------    ------    ------     ------   ------   ------

Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................        1.34x     1.52x     1.47x     1.43x     1.33x     1.33x   1.19x
    Excluding interest on deposits.....................        4.29      5.83      5.51      4.54      4.53      4.32    2.32
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 11 banks and five purchases of branch offices during the five-year period ended December 31, 2000, including the acquisitions of one bank and one leasing company completed during the six-month period ended June 30, 2000. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the six-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense.
     Fixed charges consist of interest and rent expense.


                                                        SUMMARY OF RECENT FINANCIAL DATA

         On October 23, 2001, we issued a press release reporting our unaudited financial data as of September 30, 2001 and for the three and nine months then ended. We reported earnings of $14.4 million, or $587.93 per common share on a diluted basis, for the quarter ended September 30, 2001, compared to $14.1 million, or $570.33 per common share on a diluted basis, for the comparable period in 2000. Net income for the nine months ended September 30, 2001 and 2000, was $34.6 million and $43.3 million, or $1,409.98 and $1.750.62 per common share on a diluted basis, respectively.

         The consolidated financial data set forth below for the three and nine-month periods ended September 30, 2001 and 2000, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the three and nine-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and
Analysis of Financial Condition and Results of Operations."  Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.

                                            CONDENSED CONSOLIDATED STATEMENTS OF INCOME - (UNAUDITED)
                                             (dollars expressed in thousands, except per share data)

                                                                           Three Months Ended     Nine Months Ended
                                                                              September 30,         September 30,
                                                                          --------------------  --------------------
                                                                            2001        2000      2001       2000
                                                                            ----        ----      ----       ----

Interest income..........................................................  $ 110,724   107,582    340,117   309,460
Interest expense.........................................................     46,461    48,140    151,373   136,198
                                                                           ---------   -------   --------  --------
     Net interest income.................................................     64,263    59,442    188,744   173,262
Provision for loan losses................................................      6,800     3,865     13,910    11,067
                                                                           ---------   -------   --------  --------
     Net interest income after provision for loan losses.................     57,463    55,577    174,834   162,195
Noninterest income.......................................................     21,846    10,750     57,744    31,785
Noninterest expense......................................................     54,812    42,776    170,828   122,486
                                                                           ---------   -------   --------  --------
     Income before provision for income taxes, minority
       interest in income of subsidiary and cumulative effect of
       change in accounting principle....................................     24,497    23,551     61,750    71,494
Provision for income taxes...............................................      9,539     8,947     24,120    26,688
                                                                           ---------   -------   --------  --------
     Income before minority interest in income of subsidiary
       and cumulative effect of change in accounting principle ..........     14,958    14,604     37,630    44,806
Minority interest in income of subsidiary................................        577       546      1,622     1,489
                                                                           ---------   -------   --------  --------
     Income before cumulative effect of change in accounting principle...     14,381    14,058     36,008    43,317
Cumulative effect of change in accounting principle, net of tax..........         --        --      1,376        --
                                                                           ---------   -------   --------  --------
     Net income..........................................................     14,381    14,058     34,632    43,317
Preferred stock dividends................................................        192       196        520       524
                                                                           ---------   -------   --------  --------
     Net income available to common stockholders.........................  $  14,189    13,862     34,112    42,793
                                                                           =========   =======   ========  ========

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
           accounting principle..........................................  $  599.47    585.87   1,499.67  1,808.59
       Cumulative effect of change in accounting principle, net of tax...         --        --     (58.16)       --
                                                                           ----------  -------   --------  --------
       Basic.............................................................  $  599.47    585.87   1,441.51  1,808.59
                                                                           =========   =======   ========  ========
     Diluted:
       Income before cumulative effect of change in
           accounting principle..........................................  $  587.93    570.33   1,468.14  1,750.62
       Cumulative effect of change in accounting principle, net of tax...         --       --      (58.16)       --
                                                                           ---------   -------   --------- --------
       Diluted...........................................................  $  587.93    570.33   1,409.98  1,750.62
                                                                           =========   =======   ========  ========




                                CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION - (UNAUDITED)
                                               (dollars expressed in thousands)

                                                                                      September 30,    December 31,
                                                                                          2001             2000
                                                                                          ----             ----

Investment securities.............................................................    $    533,149         563,534
Loans, net of unearned discount....................................................      4,774,300       4,752,265
Total assets.......................................................................      5,976,773       5,876,691
Total deposits.....................................................................      5,072,090       5,012,415
Notes payable......................................................................         29,500          83,000
Guaranteed preferred beneficial interests in First Banks, Inc.
    and First Banks America, Inc. subordinated debentures..........................        182,945         182,849
Common stockholders' equity........................................................        425,766         339,783
Total stockholders' equity.........................................................        438,829         352,846


                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

         Because the trust will rely on the interest payments it receives on the subordinated debentures to fund all distributions on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the subordinated debentures being issued by First Banks, Inc. as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the subordinated debentures and the guarantee.

                       Risks Related to First Banks, Inc.

We pursue acquisitions to supplement internal growth.

         We pursue a strategy of supplementing internal growth by acquiring other financial institutions and related entities in order to achieve certain size objectives that we believe are necessary to compete effectively with our larger competitors. However, there are risks associated with this strategy, including the following:

       o With the overall strength of the banking industry, numerous potential acquirors exist for most acquisition candidates, creating intense competition, particularly with respect to price. In many cases this competition involves organizations with significantly greater resources than we have available;

       o Based on our acquisition strategy, we may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings and financial condition may be adversely affected;

       o Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and expect that we will experience this condition in the future in one or more markets;

       o Because of our ownership structure, we do not use our common stock to make acquisitions. This can be a disadvantage in acquisitions relative to other prospective acquirors in those instances in which selling stockholders require a tax-free exchange. Additionally, cash acquisitions by their nature initially reduce our regulatory capital ratios; and

       o The acquisition of other entities generally requires integration of systems and procedures of the acquired entity in order to make the transaction economically feasible. This integration process is complicated and time consuming for us, and it can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose higher than expected numbers of customers or employees of the acquired business.

Geographic dispersion creates additional operating requirements.

         The geographic distance between the offices of our subsidiaries in California, Illinois, Missouri, New Mexico and Texas creates additional operating requirements that are not present in other businesses that operate in contiguous markets. These operating requirements include:

       o Operation of data processing and item processing functions at remote locations;

       o Control of correspondent accounts, reserve balances and wire transfers in different time zones;

       o Providing administrative support, including accounting, human resources, loan servicing, internal audit and credit review at significant distances; and

       o Establishing and monitoring compliance with our corporate policies and procedures in different areas.

         The geographic distances between our operations increase the cost of management and make it more difficult to standardize our business practices and procedures.

Our business is subject to credit risks.

         As a financial institution, we are subject to the risk that customers to whom our subsidiary banks have made loans will be unable to repay these loans according to their terms and that the collateral securing these loans, if any, may not have a value equal to amounts owed under the loans. In recent years, we have reduced our levels of consumer lending and expanded our commercial lending activities. Our expanded level of commercial lending carries with it greater credit risk than the credit risk associated with consumer lending. A substantial portion of the loans made by our subsidiary banks is secured by real estate. Adverse developments affecting real estate in one or more of our markets could increase the credit risk associated with our loan portfolio.

If our allowance for loan losses is insufficient to absorb losses in our loan portfolio, it will adversely affect our financial condition and results of operations.

         Some borrowers may not repay loans that we make to them. This risk is inherent in the banking business. We maintain an allowance for loan losses to absorb probable loan losses in our loan portfolio. However, we cannot predict loan losses with certainty, and we cannot assure you that our allowance will be sufficient, particularly during an economic downturn. Loan losses in excess of our allowance would have an adverse effect on our financial condition and results of operations.

We may be adversely affected by interest rate changes.

         Our earnings are derived from the operations of our subsidiaries, and we are principally dependent on net interest income, calculated as the difference between interest earned on loans and investments and the interest expense paid on deposits and other borrowings. Like other banks and financial institutions, our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in the economic environment may affect loan and deposit pricing, influence the growth rate of loans and deposits and alter the quality of our loan portfolio. While management has taken measures, such as employing various financial instruments, including derivatives, when appropriate, intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. There are also costs associated with these measures and risks that counterparties may not perform these obligations. Under our current interest rate risk position, our net interest income could be negatively affected by a decline in interest rates.

Our operating results may be affected by the results of our hedging activities.

         To offset the risks associated with the effects of changes in market interest rates, we enter into transactions designed to hedge our interest rate risk. Our management determines the nature and quantity of our hedging transactions by using simulation techniques to model various interest rate scenarios with respect to our assets and liabilities. Our hedging activities are affected by our balance sheet composition, current and projected interest rates and the velocity of changes in rates. While we believe we are properly hedging our interest rate risk, the accounting for such hedging activities under accounting principles generally accepted in the United States of America requires our hedging instruments to be recorded at market value. The effect of certain of our hedging strategies may result in volatility in our quarterly earnings as interest rates go up or down. The volatility in earnings is primarily a result of marking to market certain of our hedging instruments and/or modifying our overall hedge position. While we believe we are properly hedging our interest rate risk, we cannot assure you that our hedging transactions will offset our risks of losses.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies which are significantly larger than us and have greater access to capital and other resources.

We may be adversely affected by recent events.

         The events of September 11, 2001 in New York City and Washington, D.C. are likely to have a negative impact on a domestic economy that was slowing even prior to those events. If the domestic economy deteriorates, an increase in delinquencies in our loan portfolio and in loan losses can be expected. The events of September 11, 2001 may lead to reduced levels of travel, which could adversely affect our hotel loan and commercial airlines equipment leasing portfolios. At June 30, 2001, we had $195.1 million in hotel loans and $28.4 million in equipment leases to commercial airlines. We are unable to predict whether the threat of similar future events or responses to such events will result in long-term commercial disruptions or will have a long-term adverse effect on our business, results of operations or financial condition.

Our business may be adversely affected by the highly regulated environment in which we operate.

         We and our subsidiaries are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes may benefit us and our subsidiaries; however, other changes could increase our costs of doing business or reduce our ability to compete in certain markets.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

         The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

One family maintains voting control over First Banks.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies. In the event of Mr. Dierberg's death or disability, Mr. Dierberg's wife will control our management and policies.

           Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the subordinated debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee will not apply because the guarantee covers payments only if the trust has funds available.

         The trust will depend solely on our interest payments on the subordinated debentures to make distributions to you on the preferred securities. If we default on our obligation to pay the principal or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the subordinated debentures.

Our ability to make interest payments on the subordinated debentures to the trust may be restricted.

         We are a holding company, and substantially all of our assets are held by our subsidiaries. Our ability to make payments on the subordinated debentures when due will depend primarily on available cash resources at the bank holding company level and on dividends from our subsidiaries. The ability of each banking subsidiary to pay dividends is subject to its profitability, financial condition, capital expenditures and other cash flow requirements. Furthermore, the terms of the subordinated debentures associated with the $46.0 million of trust preferred securities issued by FBA's financing subsidiary prevent FBA from making dividend payments to us under certain circumstances. Dividend payments or extensions of credit from our banking subsidiaries are also subject to regulatory limitations, generally based on capital levels and current and retained earnings, imposed by the various regulatory agencies with authority over such subsidiaries. Based on applicable regulatory limitations, our banking subsidiaries had the capacity to pay a total of approximately $34.2 million in dividends as of June 30, 2001, subject to our need to maintain adequate capital ratios at each bank. We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our capital stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. The commencement of a deferral period would likely cause the market price of the preferred securities to decline. We cannot assure you that our subsidiaries will be able to pay dividends in the future or that our regulators will not attempt to preclude us from making interest payments on the subordinated debentures.

The subordinated debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.



         Our obligations under the subordinated debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness, which totaled $47.5 million at October 16, 2001, and will rank equally with the subordinated debentures associated with the $143.8 million of trust preferred securities our other two financing subsidiaries currently have outstanding. The issuance of the subordinated debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.



         Because we are a holding company, the creditors of our subsidiaries, including depositors and the holders of subordinated debentures associated with the $46.0 million of trust preferred securities issued by a financing subsidiary of our subsidiary, FBA, also will have priority over you in any distribution of each subsidiary's assets in liquidation, reorganization or otherwise. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries with respect to the assets of each such subsidiary, and you should look only to our assets for payments on the preferred securities and the subordinated debentures.

We have the option to defer interest payments on the subordinated debentures for substantial periods.

         We may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the subordinated debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

         We do not currently intend to exercise our right to defer interest payments on the subordinated debentures. However, if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

We have made only limited covenants in the indenture and the trust agreement.

         The indenture governing the subordinated debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of stockholders' equity, revenues, income, cash flow or liquidity, and therefore do not protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the subordinated debentures. The indenture also limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the subordinated debentures. Except as described above, neither the indenture or the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the subordinated debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

We may redeem the subordinated debentures before December 31, 2031.

         Under the following circumstances, we may redeem the subordinated debentures before their stated maturity:

       o We may redeem the subordinated debentures, in whole or in part, at any time on or after December 31, 2006.

       o We may redeem the subordinated debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax, investment company or bank regulatory developments. See "Description of the Subordinated Debentures -- Redemption."

         You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the subordinated debentures or if it is otherwise in our interest to redeem the subordinated debentures. If the subordinated debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of subordinated debentures redeemed, and you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities.

         The trust may be dissolved at any time before maturity of the subordinated debentures on December 31, 2031. As a result, and subject to the terms of the trust agreement, the trustees may distribute the subordinated debentures to you.

         We cannot predict the market prices for the subordinated debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the subordinated debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive subordinated debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the subordinated debentures. You should carefully review all of the information contained in this prospectus regarding the subordinated debentures.

         Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of subordinated debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to prepayment risk because possible tax law changes could result in a redemption of the preferred securities.

         Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the subordinated debentures for federal income tax purposes, making redemption of the subordinated debentures likely and resulting in a redemption of the preferred securities.

         From time to time, changes to the federal income tax law have been proposed that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years and if the debt instrument is not reflected as indebtedness on the issuer's consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years. These proposals were not enacted into law. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "Description of the Preferred Securities -- Redemption or Exchange -- Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event."

Trading characteristics of the preferred securities may create adverse tax consequences for you.

         The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the subordinated debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

         If interest on the subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Federal Income Tax Consequences" for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities and their market price may be subject to significant fluctuations.



         There is currently no public market for the preferred securities. We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market, and trading is expected to commence on or around delivery of the preferred securities. However, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the quotation of the preferred securities will continue in the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.



         Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

         The market price for the preferred securities, or the subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the subordinated debentures. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the subordinated debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the subordinated debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights.

         Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information appearing in this report, in documents incorporated by reference herein and in documents subsequently filed with the Securities and Exchange Commission that are not statements of historical fact may include forward-looking statements with respect to our financial condition, results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. These risks and uncertainties include all of those risks and uncertainties identified under the heading "Risk Factors" appearing elsewhere in this prospectus. Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to: the changes in interest rates; the credit risks associated with consumers who may not repay loans; the geographic dispersion of our offices; the impact our hedging activities may have on our operating results; the highly regulated environment in which we operate; the competitive conditions in the banking industry, including competition from banking and nonbanking companies; and our ability to respond to changes in technology. With regard to our efforts to grow through acquisitions, factors that could affect the accuracy or completeness of forward-looking statements contained herein include the competition of larger acquirers with greater resources; fluctuations in the prices at which acquisition targets may be available for sale; the impact of making acquisitions without using our common stock; and possible asset quality issues, unknown liabilities or integration issues with the businesses that we have acquired. Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The trust will invest all of the proceeds from the sale of the preferred securities in the subordinated debentures. We anticipate that the net proceeds from the sale of the subordinated debentures will be approximately $38.2 million after deduction of offering expenses estimated to be $275,000 and underwriting commissions.



         We expect to use the net proceeds to reduce indebtedness currently outstanding under our revolving credit line with a group of unaffiliated banks. At October 16, 2001, approximately $47.5 million was outstanding under the revolving credit line. We expect our balance under the revolving credit line to increase as we consummate pending acquisitions. If at the time the trust issues the preferred securities, the net proceeds exceed the balance outstanding under the revolving credit line, we will invest the excess proceeds in short-term investment securities pending their use for acquisitions or to reduce future borrowings under the revolving credit line.



         The revolving credit line provides for maximum borrowings of $120.0 million. Interest is payable on outstanding principal balances, at a floating rate equal to, at our option, either the lender's prime rate or the Eurodollar rate plus a margin determined by the outstanding balance and our net income. The borrowings outstanding under the revolving credit line mature on August 22, 2002. The revolving credit line is secured by a pledge of the stock of our banking subsidiaries and a note receivable from FBA. We expect to keep the revolving credit line available for future borrowings.



         In the future, we anticipate using the amounts remaining available under the credit line to finance further expansion and potential acquisitions of banks and other financial institutions. Currently, we are a party to an agreement to acquire a California bank having assets of approximately $278.2 million and two Illinois banks having aggregate assets of approximately $616.4 million. The aggregate cash purchase price for these acquisitions is approximately $115.3 million. We expect the transactions in California and one of the transactions in Illinois to close during the fourth quarter of 2001 and the other transaction in Illinois to close during the first quarter of 2002. While we are currently evaluating other possible acquisition candidates, there are no other transactions currently pending.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated statements of income as noninterest expense. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements.

         Our future reports filed under the Securities Exchange Act of 1934 will include a note to the consolidated financial statements stating that:

       o    the trust is wholly-owned;

       o the sole assets of the trust are the subordinated debentures, specifying the subordinated debentures' outstanding principal amount, interest rate and maturity date; and

       o our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                       MARKET FOR THE PREFERRED SECURITIES


         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market under the symbol "FBNKM." Trading is expected to commence on or around delivery of the preferred securities. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the public offering price of the preferred securities may not be indicative of the market price following the offering. See "Underwriting."

                                                                 CAPITALIZATION

         The following table sets forth (i) our consolidated capitalization atJune 30, 2001 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trust and our receipt of the net proceeds from the corresponding sale of the subordinated debentures to the trust, as if the sale of the preferred securities had been consummated on
June 30, 2001, and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and notes thereto.

                                                                                            June 30, 2001
                                                                                --------------------------------------
                                                                                      Actual              As Adjusted
                                                                                ----------------       ---------------
Long-Term Debt:                                                                    (dollars expressed in thousands)
     Notes payable(1)......................................................        $ 34,500                $     --
                                                                                   --------                --------
Guaranteed Preferred Beneficial Interests in First Banks, Inc. and First
   Banks America, Inc. Subordinated Debentures:
     Guaranteed preferred beneficial interests in First Banks, Inc.
         subordinated debentures...........................................         143,750                 183,750
     Guaranteed preferred beneficial interests in First Banks America, Inc.
         subordinated debentures...........................................          46,000                  46,000
                                                                                   --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures...................................................         189,750                 229,750
     Less unamortized expenses relating to the issuance of the preferred
         securities........................................................          (6,869)                 (8,644)
                                                                                   --------                --------
         Total guaranteed preferred beneficial interests in subordinated
              debentures, net of expenses..................................         182,881                 221,106
                                                                                   --------                --------
Stockholders' Equity:
     Preferred stock:
         $1.00 par value, 5,000,000 shares authorized, no shares issued and
              outstanding..................................................              --                      --
         Class A convertible, adjustable rate, $20.00 par value, 750,000
              shares authorized, 641,082 shares issued and outstanding.....          12,822                  12,822
         Class B adjustable rate, $1.50 par value, 200,000 shares
              authorized, 160,505 shares issued and outstanding............             241                     241
     Common stock, $250.00 par value, 25,000 shares authorized,
            23,661 shares issued and outstanding...........................           5,915                   5,915
     Capital surplus.......................................................           2,610                   2,610
     Retained earnings.....................................................         345,503                 345,503
     Accumulated other comprehensive income................................          29,313                  29,313
                                                                                   --------                --------
         Total stockholders' equity........................................         396,404                 396,404
                                                                                   --------                --------
         Total capitalization..............................................        $613,785                $617,510
                                                                                   ========                ========
Capital Ratios:(2)(3)
     Leverage ratio(4).....................................................            7.33%                   7.33%
     Tier I capital ratio..................................................            8.01                    8.01
     Total risk based capital ratio........................................           10.60                   11.32

-------------------------------
(1)   The proceeds of this offering will be used in their entirety to temporarily reduce the indebtedness outstanding under First
      Banks' revolving credit line. See "Use of Proceeds" for a description of the revolving credit line and the amounts outstanding thereunder as of certain dates.

(2)   The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.

(3)   The preferred securities have been structured to qualify as Tier I capital. However, in calculating the amount of Tier I qualifying capital,  the preferred securities, together with any outstanding cumulative  preferred stock of First Banks that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier I core capital elements
      (including the preferred securities). Initially, none of the preferred securities will be considered Tier I capital.

(4)   The leverage ratio is Tier I capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.




                                              SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

         The selected consolidated financial data set forth below, insofar as they relate to the five years ended December 31, 2000, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The selected consolidated data set forth below for the six-month periods ended June 30, 2001 and 2000, are derived from unaudited consolidated financial statements.
In our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results as of and for the six-month periods indicated have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the six-month period ended
June 30, 2001 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2001.

                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $   229,393    201,878   422,826   353,082   327,860   295,101   266,021
    Interest expense...................................       104,912     88,058   187,679   158,701   162,179   148,831   141,670
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Net interest income................................       124,481    113,820   235,147   194,381   165,681   146,270   124,351
    Provision for loan losses..........................         7,110      7,202    14,127    13,073     9,000    11,300    11,494
                                                          -----------  --------   -------- --------- --------- --------- ---------
    Net interest income after provision for loan losses       117,371    106,618   221,020   181,308   156,681   134,970   112,857
    Noninterest income.................................        35,898     21,035    42,778    41,650    36,497    25,697    20,721
    Noninterest expense................................       116,016     79,710   171,163   150,807   138,704   110,287   105,741
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................        37,253     47,943    92,635    72,151    54,474    50,380    27,837
    Provision for income taxes.........................        14,581     17,741    34,482    26,313    19,693    16,083     6,960
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before minority interest in income of
      subsidiary and cumulative effect of change
      in accounting principle..........................        22,672     30,202    58,153    45,838    34,781    34,297    20,877
    Minority interest in income of subsidiary..........         1,045        943     2,046     1,660     1,271     1,270       659
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................        21,627     29,259    56,107    44,178    33,510    33,027    20,218
    Cumulative effect of change in
      accounting principle, net of tax.................        (1,376)        --        --        --        --        --       --
                                                          -----------  ---------  -------- --------- --------- --------- ---------
    Net income.........................................   $    20,251     29,259    56,107    44,178    33,510    33,027    20,218
                                                          ===========  =========  ======== ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $       328        328       786       786       786     5,067     5,728
    Common stock.......................................            --         --        --        --        --        --        --
    Ratio of total dividends declared to net income....          1.62%      1.12%     1.40%     1.78%     2.35%    15.34%    28.33%
Per Share Data:
    Earnings per common share:
      Basic:
        Income before cumulative effect of change in
          accounting principle.........................   $    900.21   1,222.71  2,338.04  1,833.91  1,383.04  1,181.69    612.46
        Cumulative effect of change in
        accounting principle, net of tax...............        (58.16)        --        --        --        --        --        --
                                                          -----------  ---------  -------- --------- --------- --------- ---------
                                                          $    842.05   1,222.71  2,338.04  1,833.91  1,383.04  1,181.69    612.46
                                                          ===========  =========  ======== ========= ========= ========= =========
      Diluted:
         Income before cumulative effect of change in
           accounting principle........................   $    882.65   1,182.47  2,267.41  1,775.47  1,337.09  1,134.28    596.83
         Cumulative effect of change in accounting
           principle, net of tax.......................        (58.16)        --        --        --        --        --        --
                                                          ----------- ---------- --------- --------- --------- --------- ---------
                                                          $    824.49   1,182.47  2,267.41  1,775.47  1,337.09  1,134.28    596.83
                                                          =========== ========== ========= ========= ========= ========= =========

                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)        As of or for the Year  Ended December 31, (1)
                                                          ---------------------  -----------------------------------------------
                                                             2001        2000      2000      1999      1998      1997      1996
                                                           --------    --------   ------   -------    ------    ------    ------
                                                                               (dollars expressed in thousands)

    Weighted average common stock outstanding..........        23,661     23,661    23,661    23,661    23,661     23,661   23,661
Balance Sheet Data:
    Investment securities..............................   $   385,010    436,320   563,534   451,647   534,796    795,530   552,801
    Loans, net of unearned discount....................     4,861,943  4,326,393 4,752,265 3,996,324 3,580,105  3,002,200 2,767,969
    Total assets.......................................     5,904,203  5,180,472 5,876,691 4,867,747 4,554,810  4,165,014 3,689,154
    Total deposits.....................................     4,994,119  4,456,453 5,012,415 4,251,814 3,939,985  3,684,595 3,238,567
    Notes payable......................................        34,500     58,500    83,000    64,000    50,048     55,144    76,330
    Guaranteed preferred beneficial interests
      in First Banks, Inc.
      and First Banks America, Inc.
      subordinated debentures..........................       182,881    127,695   182,849   127,611   127,443     83,183        --
    Common stockholders' equity........................       383,341    308,977   339,783   281,842   250,300    218,474   184,439
    Total stockholders' equity.........................       396,404    322,040   352,846   294,905   263,363    231,537   251,389
Earnings Ratios:
    Return on average total assets (2).................          0.70%      1.17%     1.09%     0.95%     0.78%      0.87%     0.57%
    Return on average total stockholders' equity (2)...         10.78      19.24     17.43     15.79     13.64      12.91      8.43
    Efficiency ratio (3)...............................         72.34      59.11     61.59     63.89     68.60      64.13     72.89
    Net interest margin (2) (4)........................          4.73       4.90      4.93      4.52      4.19       4.09      3.79



                                                           As of or for the
                                                           Six Months Ended
                                                             June 30, (1)       As of or for the Year  Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2001       2000      2000      1999      1998    1997      1996
                                                          --------   --------   ------   -------    ------  ------    ------
Asset Quality Ratios:
    Allowance for loan losses to loans.................        1.59%     1.80%     1.72%     1.72%     1.70%     1.68%   1.69%
    Nonperforming loans to loans (5)...................        1.26      0.85      1.12      0.99      1.22      0.80    1.09
    Allowance for loan losses to
      nonperforming loans (5)..........................      126.42    211.39    153.47    172.66    140.04    209.88  154.55
    Nonperforming assets to loans
      and other real estate (6)........................        1.33      0.89      1.17      1.05      1.32      1.04    1.47
    Net loan charge-offs (recoveries)
      to average loans (2).............................        0.48     (0.06)     0.17      0.22      0.05      0.27    0.72
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................        6.48      6.07      6.25      6.00      5.73      6.70    6.79
    Total risk-based capital ratio.....................       10.60     10.26     10.21     10.05     10.28     10.26    9.23
    Leverage ratio.....................................        7.33      7.80      7.45      7.14      7.77      6.80    5.99
Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................        1.34x     1.52x     1.47x     1.43x     1.33x     1.33x   1.19x
    Excluding interest on deposits.....................        4.29      5.83      5.51      4.54      4.53      4.32    2.32
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 11 banks and five purchases of branch offices during the five-year period ended December 31, 2000, including the acquisitions of one bank and one leasing company completed during the six-month period ended June 30, 2000. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the six-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of  calculating  the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense.  Fixed charges consist of interest and rent expense.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our "Selected Consolidated and Other Financial Data," our consolidated financial statements and the related notes thereto, and the other financial data contained elsewhere in this prospectus.

         This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

General

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:

                                                        Geographic (Number of) Locations            Total Assets
                                                                  at June 30,                        at June 30,
                               Name                                  2001                               2001
                               ----                      ------------------------------         ------------------
                                                                                                (dollars expressed
                                                                                                   in thousands)

       First Bank                                       Missouri (44) and Illinois (42)             $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)               2,628,378
            First Bank & Trust

         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit. However, in keeping with our policy, we centralize overall corporate policies, procedures and administrative functions and provide operational support functions for our subsidiaries. This practice allows us to achieve various operating efficiencies while allowing our subsidiary banking units to focus on customer service.

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous markets. However, by using cash in our acquisitions, the characteristics of the acquisition arena may, at times, place us at a competitive disadvantage relative to other acquirers offering stock transactions. This results from the market attractiveness of other financial institutions' stock and the related advantages of tax-free exchanges to the selling shareholders. Our acquisition activities are somewhat sporadic because we may consummate multiple transactions in a particular period, followed by substantially less active acquisition periods. Furthermore, the intangible assets recorded in conjunction with these acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

         Recognizing these facts, we follow certain patterns in our acquisitions. First, we typically acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. We attribute this approach to the constraints imposed by the amount of funds required for a larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, in some acquisitions, we may acquire institutions having significant asset-quality problems, and we seek to address the risks of this approach through pricing and other means. This diminishes their attractiveness to other potential acquirers, and therefore reduces the amount of acquisition premium required. Finally, we may pursue our acquisition strategy in other geographic areas, or pursue internal growth more aggressively because cash transactions are not economically viable in extremely competitive acquisition markets.



         During the five years ended December 31, 2000, we have primarily concentrated our acquisitions in California, completing 11 acquisitions of banks and five purchases of branch offices, which provided us with an aggregate of $1.41 billion in total assets and 32 banking locations as of the dates of acquisition. On October 16, 2001, we completed our acquisition of an additional bank in Agoura Hills, California, which provided us with total assets of $101.5 million and 2 banking locations. These acquisitions have allowed us to significantly expand our presence throughout the state of California, improve operational efficiencies, convey a more consistent image and quality of service and more cohesively market and deliver our products and services. In addition, in February 2000, we completed our purchase of certain assets and liabilities of First Capital Group, Inc., or FCG, a multi-state commercial leasing business headquartered in Albuquerque, New Mexico. We are also expanding our Midwest banking franchise in 2001 with the pending Illinois acquisitions. Management continues to meld the acquired entities into our operations, systems and culture. Some of the acquired institutions exhibited elements of financial distress prior to their acquisitions, which contributed to marginal earnings performance. Generally, these elements were the result of asset quality problems and/or high noninterest expenses.



         Following our acquisitions, various tasks are necessary to effectively integrate the acquired entities into our business systems and culture. While the activities required are specifically dependent upon the individual circumstances surrounding each acquisition, the majority of our efforts have been concentrated in areas including, but not limited to:

        o improving asset quality, which was primarily associated with our acquisitions completed in 1996, 1997 and 1998;

        o reducing unnecessary and/or excessive expenses including personnel, data processing and certain other operational related expenses;

        o maintaining, repairing and, in some cases, refurbishing bank premises necessitated by the deferral of such projects by the acquired entities;

        o renegotiating long-term leases which provide space in excess of that necessary for banking activities and/or rates in excess of current market rates, or subleasing excess space to third parties;

        o relocating branch offices which are not adequate, conducive or convenient for banking operations; and

        o managing actual or potential litigation that existed with respect to acquired entities to minimize the overall costs of negotiation, settlement or litigation.

         The post-acquisition process also required the combining of separate and distinct entities together to form a cohesive organization with common objectives and focus. We invested significant resources to reorganize staff, recruit personnel where needed, and establish the direction and focus necessary for the combined entity to take advantage of the opportunities available to it. This investment contributed to the increases in noninterest expense during the five years ended December 31, 2000 and the six months ended June 30, 2001, and resulted in the creation of new banking entities, which conveyed a more consistent image and quality of service. The new banking entities provide a broad array of banking products to their customers and compete effectively in their marketplaces, even in the presence of other financial institutions with much greater resources. While some of these modifications did not contribute to reductions of noninterest expense, they contributed to the commercial and retail business development efforts of the banks, and ultimately to their overall profile to improve future profitability.

         In conjunction with our acquisition strategy, we were also building the infrastructure necessary to accomplish our objectives for internal growth. This process, which began in 1993, required significant increases in the resources dedicated to commercial and retail business development, financial service product line and delivery systems, branch development and training, advertising and marketing programs and administrative and operational support. In addition, during 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short-term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         In February 1997, our initial financing subsidiary, First Preferred Capital Trust, issued $86.25 million of 9.25% trust preferred securities, and, in October 2000, our second financing subsidiary, First Preferred Capital Trust II, issued $57.5 million of 10.24% trust preferred securities. In addition, in July 1998, FBA's financing subsidiary, First America Capital Trust, issued $46.0 million of 8.50% trust preferred securities. The trust preferred securities issued by our financing subsidiaries are publicly held and included in the Nasdaq National Market. The trust preferred securities issued by FBA's financing subsidiary are publicly held and traded on the New York Stock Exchange. These trust preferred securities have no voting rights except in certain limited circumstances. We pay distributions on these trust preferred securities quarterly in arrears on March 31, June 30, September 30 and December 31 of each year.

Lending Activities

         Our enhanced business development resources assisted in the realignment of certain acquired loan portfolios, which were skewed toward loan types that reflected the abilities and experiences of the management of the acquired entities. In order to achieve a more diversified portfolio, to address asset-quality issues in our portfolios and to achieve a higher interest yield on our loan portfolio, we reduced a substantial portion of the loans which were acquired during this time through payments, refinancing with other financial institutions, charge-offs, and, in two instances, sales of loans. As a result, our portfolio of one-to-four family residential real estate loans, after reaching a maximum of $1.20 billion at December 31, 1995, has decreased over the past four years from $1.06 billion at December 31, 1996 to $726.5 million at December 31, 2000, and $706.9 million at June 30, 2001. Similarly, our portfolio of consumer and installment loans, net of unearned discount, decreased 66.7% from $333.3 million at December 31, 1996 to $111.0 million at June 30, 2001. For the six months ended June 30, 2001, the overall decline in our consumer and installment portfolio also reflects the sale of our student loan and credit card portfolios, the reduction in new consumer and installment loan volumes and the repayment of principal on our existing consumer and installment loan portfolio, all of which are consistent with our objectives of de-emphasizing consumer lending and further expanding commercial lending.

         As these components of our loan portfolio decreased, we replaced them with more diversified and higher yielding loans that were internally generated by our business development function. With our acquisitions, we expanded our business development function into the new market areas in which we were then operating. Consequently, in spite of relatively large reductions in acquired portfolios, our aggregate loan portfolio, net of unearned discount, increased from $2.77 billion at December 31, 1996 to $3.00 billion, $3.58 billion, $4.00 billion and $4.75 billion at December 31, 1997, 1998, 1999 and 2000, respectively, and to $4.86 billion at June 30, 2001.

         Our expanded level of commercial lending carries with it greater credit risk which, although managed through loan policies and procedures, underwriting and credit administration, must be recognized through adequate allowances for loan losses. We associate the increased level of commercial lending activities with the increase of $13.4 million in nonperforming loans to $53.2 million as of December 31, 2000, compared to December 31, 1999. However, this increase primarily results from a small number of credit relationships that were placed on nonaccrual during the year ended December 31, 2000, reflecting problems that are specific to these relationships. For the six months ended June 30, 2001, our nonperforming loans increased $7.8 million to $61.0 million as of June 30, 2001, compared to December 31, 2000. This increase, while partially attributable to the overall risk in our loan portfolio, is reflective of cyclical trends experienced within the banking industry as a result of economic slow down.

         In addition to restructuring our loan portfolio, we also have changed the composition of our deposit base. The majority of our recent deposit development programs have been directed toward increased transaction accounts, such as demand and savings accounts, rather than time deposits, and have emphasized attracting more than one account relationship with customers by cross-selling to them through packaging various account types and offering incentives to deposit customers on other deposit or non-deposit services. In addition, commercial borrowers are encouraged to maintain their operating deposit accounts with us. At December 31, 1996, total time deposits were $1.81 billion, or 55.9% of total deposits. Although time deposits have continued to increase to $2.31 billion at December 31, 2000 and decreased slightly to $2.28 billion at June 30, 2001, they represented only 46.0% and 45.6% of total deposits at December 31, 2000 and June 30, 2001, respectively.

         Despite the significant expenses we incurred in the amalgamation of the acquired entities into our corporate culture and systems, and in the expansion of our organizational capabilities, the earnings of the acquired entities and the increased net interest income resulting from the transition in the composition of our loan and deposit portfolios have contributed to improving net income. For the years ended December 31, 2000 and 1999, net income was $56.1 million and $44.2 million, respectively, compared with $33.5 million, $33.0 million and $20.2 million in 1998, 1997 and 1996, respectively. For the six months ended June 30, 2001, net income was $20.3 million, compared to $29.3 million for the comparable period in 2000. The primary factors that led to the decline in earnings for the six months ended June 30, 2001 were declines in net interest margin and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve relating to a contingent liability and the settlement of certain litigation. While net income declined for the six months ended June 30, 2001, net interest income continued to increase primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions completed during 2000. Although we anticipate certain short-term adverse effects on our operating results associated with acquisitions, we believe the long-term benefits of our acquisition program will exceed the short-term issues encountered with some acquisitions. As such, in addition to concentrating on internal growth through continued efforts to further develop our corporate infrastructure and product and service offerings, we expect to continue to identify and pursue opportunities for growth through acquisitions.

Acquisitions

         To enhance our banking franchise, we emphasize acquiring other financial institutions as a means of accelerating our growth, in order to significantly expand our presence in a given market, to increase the extent of our market area or to enter new or noncontiguous market areas. After we consummate an acquisition, we expect to enhance the franchise of the acquired entity by supplementing the marketing and business development efforts to broaden the customer bases, strengthening particular segments of the business or filling voids in the overall market coverage. We have primarily utilized cash, borrowings, FBA's voting stock and the issuance of additional trust preferred securities to meet our growth objectives under our acquisition program.



         During the three years ended December 31, 2000, we completed nine acquisitions of banks and two branch office purchases. On October 16, 2001, we completed our acquisition of an additional bank in Agoura Hills, California. As demonstrated below, our acquisitions during the three years ended December 31, 2000 and in 2001 have primarily served to increase our presence in markets that we originally entered during 1995. Additionally, we currently have three pending acquisitions that will be accounted for under the purchase method of accounting. Our pending acquisition in California and two pending acquisitions in Illinois will further augment our existing markets. These transactions are summarized as follows:

                                                                                                                 Number
                                                                     Loans, Net of                                of
                                                            Total      Unearned    Investment                    Banking
             Entity                   Closing Date       Assets (1)  Discount (1)  Securities (1)  Deposits (1) Locations
             ------                   ------- ----       ----------  ------------  --------------  ------------ ---------
                                                                   (dollars expressed in thousands)

Pending Acquisitions
--------------------


   BYL Bancorp
   Orange, California                      --              278,200       151,200       12,300        246,100       7

   Union Financial Group, Ltd.
   Swansea, Illinois                       --              361,000       270,000       62,300        300,800       9

   Plains Financial Corporation
   Des Plaines, Illinois                   --              255,400       149,700       72,700        220,300       4
                                                          --------      --------     --------       --------    ----
                                                          $894,600       570,900      147,300        767,200      20
                                                          ========      ========     ========       ========    ====

2001
----

   Charter Pacific Bank
   Agoura Hills, California         October 16, 2001      $101,500        70,200        7,500         89,000       2



2000
----

   The San Francisco Company
   San Francisco, California        December 31, 2000     $183,800       115,700       38,300        137,700       1

   Millennium Bank
   San Francisco, California        December 29, 2000      117,000        81,700       21,100        104,200       2

   Commercial Bank of San Francisco
   San Francisco, California        October 31, 2000       155,600        97,700       45,500        109,400       1

   Bank of Ventura
   Ventura, California               August 31, 2000        63,800        39,400       15,500         57,300       1

   First Capital Group, Inc.
   Albuquerque, New Mexico          February 29, 2000       64,600        64,600           --             --       1

   Lippo Bank
   San Francisco, California        February 29, 2000       85,300        40,900       37,400         76,400       3
                                                          --------      --------     --------       --------    ----
                                                          $670,100       440,000      157,800        485,000       9
                                                          ========      ========     ========       ========    ====

1999
----

   Brentwood Bank of California
   Malibu, California branch office September 17, 1999    $ 23,600         6,300           --         17,300       1

   Century Bank
   Beverly Hills, California         August 31, 1999       156,000        94,800       26,100        132,000       6

   Redwood Bancorp
   San Francisco, California          March 4, 1999        183,900       134,400       34,400        162,900       4
                                                          --------      --------     --------       --------    ----
                                                          $363,500       235,500       60,500        312,200      11
                                                          ========      ========     ========       ========    ====

1998
----

   Republic Bank
   Torrance, California            September 15, 1998     $124,100        97,900        7,500        117,200       3

   Bank of America
   Solvang, California
   branch office                     March 19, 1998         15,500            --           --         15,500       1

   Pacific Bay Bank
   San Pablo, California            February 2, 1998        38,300        29,700          232         35,200       1
                                                          --------      --------      -------       --------    ----
                                                          $177,900       127,600        7,732        167,900       5
                                                          ========      ========      =======       ========    ====

-------------------------
(1) For pending acquisitions, these figures are as of June 30, 2001. For closed acquisitions, these figures are as of the respective closing date.

         We funded these acquisitions from available cash, proceeds from the sales and maturities of available-for-sale investment securities, borrowings under our $120.0 million revolving credit line with a group of unaffiliated banks and the proceeds of the issuance of trust preferred securities.

         Pending Acquisitions



         On June 22, 2001, FBA and BYL Bancorp, or BYL, executed a definitive agreement providing for the acquisition of BYL and its wholly owned banking subsidiary, BYL Bank Group, by FBA. Under the terms of the agreement, the shareholders of BYL will receive $18.50 per share in cash, or a total of approximately $52.0 million. BYL is headquartered in Orange, California, and has six branches located in Orange and Riverside counties. At June 30, 2001, BYL had $278.2 million in total assets, $151.2 million in loans, net of unearned discount, $12.3 million in investment securities and $246.1 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On July 20, 2001, we executed a definitive agreement with Union Financial Group, Ltd., or UFG, providing for the acquisition of UFG for a total purchase price of approximately $26.8 million. Under the terms of the agreement, the common shareholders of UFG will receive $11.00 per share in cash, or a total of approximately $18.0 million, subject to a $1.60 per common share escrow to cover certain contingent liabilities. The shareholders of Series D preferred stock will receive the stated value of $100,000 per share. UFG is headquartered in Swansea, Illinois, and operates nine banking offices located in St. Clair, Madison, Jersey and Macoupin counties. At June 30, 2001, UFG had $361.0 million in total assets, $270.0 million in loans, net of unearned discount, $62.3 million in investment securities and $300.8 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On August 2, 2001, we executed a definitive agreement with Plains Financial Corporation, or PFC, providing for the acquisition of PFC. Under the terms of the agreement, the shareholders of PFC will receive $293.07 per share in cash, or a total of approximately $36.5 million. PFC is headquartered in Des Plaines, Illinois, and has a total of three banking offices in Des Plaines, and one banking office in Elk Grove, Illinois. At June 30, 2001, PFC had $255.4 million in total assets, $149.7 million in loans, net of unearned discount, $72.7 million in investment securities and $220.3 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the first quarter of 2002.



        Closed Acquisition

        On October 16, 2001, FBA completed its acquisition of Charter Pacific Bank, or Charter Pacific, Agoura Hills, California, in exchange for $19.3 million in cash. Charter Pacific was headquartered in Agoura Hills, California, and had one other branch office in Beverly Hills, California. At the time of the transaction, Charter Pacific had $101.5 million in total assets, $70.2 million in loans, net of unearned discount, $7.5 million in investment securities and $89.0 million in deposits. Charter Pacific was merged with and into First Bank & Trust at the time of the transaction.

Financial Condition and Average Balances

         Our average total assets were $5.85 billion for the six months ended June 30, 2001, compared to $5.04 billion for the six months ended June 30, 2000. Our total assets were $5.90 billion and $5.88 billion at June 30, 2001 and December 31, 2000, respectively. The increase in total assets at June 30, 2001 is primarily attributable to internal loan growth, bank premises and equipment, net of depreciation and amortization, and derivative instruments partially offset by an anticipated level of account attrition associated with our acquisitions of Commercial Bank of San Francisco, Millennium Bank and Bank of San Francisco, which were completed during the fourth quarter of 2000. Loans, net of unearned discount, increased by $109.7 million, which is further discussed under "--Loans and Allowance for Loan Losses." Offsetting the increases in these asset categories was a decrease in investment securities of $178.5 million to $385.0 million at June 30, 2001 from $563.5 million at December 31, 2000. We attribute the decrease in investment securities primarily to the liquidation of certain investment securities held by FBA and a higher than normal level of investment security calls experienced during the six months ended June 30, 2001, resulting from the general decline in interest rates. The funds generated from the reduction of investment securities were utilized to fund loan growth, with the remaining funds being temporarily invested in cash and cash equivalents, resulting in an increase of $106.3 million in federal funds sold to $133.1 million at June 30, 2001 from $26.8 million at December 31, 2000. The increase in assets is also due to derivative instruments of $27.4 million at June 30, 2001, resulting solely from the implementation of Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133. In addition, bank premises and equipment, net of depreciation and amortization, increased $11.0 million to $125.8 million at June 30, 2001 from $114.8 million at December 31, 2000. We primarily attribute this increase to our recent acquisitions as well as the purchase and remodeling of a new operations center and corporate administrative building. Total deposits decreased by $20.0 million to $4.99 billion at June 30, 2001 from $5.01 billion at December 31, 2000, which reflects an anticipated level of account attrition associated with our acquisitions in the fourth quarter of 2000. Short-term borrowings increased by $60.6 million to $201.2 million at June 30, 2001 from $140.6 million at December 31, 2000. This increase reflects a slight increase in securities sold under agreements to repurchase and a $50.0 million Federal Home Loan Bank advance drawn as an additional source of funds principally for the substantial increase in loans held for sale as the general reductions in interest rates led to substantial refinancing of single family mortgage loans. Our note payable decreased by $48.5 million to $34.5 million at June 30, 2001 from $83.0 million at December 31, 2000, and was primarily funded with dividends from our subsidiaries. In addition, the merger of our former subsidiary, First Bank & Trust, with Bank of San Francisco, effective March 29, 2001, allowed us to further reduce our note payable through a capital reduction of $23.0 million. In conjunction with this merger, Bank of San Francisco was renamed First Bank & Trust. In addition, accrued expenses and other liabilities decreased by $28.6 million to $26.3 million at June 30, 2001 from $54.9 million at December 31, 2000. We attribute the majority of this decrease to our quarterly tax payments and the timing of certain other routine payments.

         Our average total assets were $5.15 billion for the year ended December 31, 2000, compared to $4.66 billion and $4.29 billion for the years ended December 31, 1999 and 1998, respectively. We attribute the increase of $491.5 million in total average assets for 2000 primarily to our acquisitions completed during 2000, which provided total assets of $670.1 million, and internal loan growth resulting from the continued expansion and development of our business development staff. The acquisitions of Millennium Bank and The San Francisco Company were completed on December 29, 2000 and December 31, 2000, respectively, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2000. These acquisitions alone provided $300.8 million, or 61.2%, of the assets we acquired in 2000. Similarly, we attribute the increase of $377.6 million in total average assets for 1999 primarily to:

        o our acquisitions of Redwood Bancorp and Century Bank, which provided total assets of $183.9 million and $156.0 million, respectively;

        o our purchase of the deposit accounts of the Malibu, California banking location of Brentwood Bank of California;

        o     internal loan growth; and

        o the issuance of trust preferred securities in July 1998 by FBA's financing subsidiary.

         The increase in assets for 2000 was primarily funded by an increase in total average deposits of $412.0 million to $4.48 billion for the year ended December 31, 2000, a decrease in average investment securities of $22.5 million to $431.9 million for the year ended December 31, 2000, and an increase of $18.7 million in average short-term borrowings to $106.1 million for the year ended December 31, 2000. We utilized the majority of the funds generated from our deposit growth to fund a portion of our loan growth, and the remaining funds were temporarily invested in federal funds sold, resulting in an increase in average federal funds sold of $15.0 million to $64.5 million for the year ended December 31, 2000. Similarly, we funded the increase in assets for 1999 by an increase in total average deposits of $283.3 million to $4.06 billion for the year ended December 31, 1999, an increase in average short-term borrowings of $26.2 million and a decrease in average investment securities of $221.3 million during 1999.

         Loans, net of unearned discount, averaged $4.84 billion and $4.18 billion for the six months ended June 30, 2001 and 2000, respectively. The increase in loans is primarily attributable to an increase of $120.7 million in our loans held for sale portfolio to $189.8 million at June 30, 2001 from $69.1 million at December 31, 2000. We primarily attribute this increase to be the result of a significantly higher volume of residential mortgage loans originated, including both new fundings as well as refinancings, as a result of declining interest rates experienced during the first six months of 2001. This increase was partially offset by a decline in our consumer and installment portfolio, net of unearned discount, to $111.0 million at June 30, 2001 from $174.3 million at December 31, 2000. This decrease reflects the sale of our student loan and credit card portfolios, reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. In addition, the overall increase in loans, net of unearned discount, was further offset by anticipated attrition in the loan portfolios associated with our acquisitions completed during the fourth quarter of 2000.

         Loans, net of unearned discount, averaged $4.29 billion, $3.81 billion and $3.25 billion for the years ended December 31, 2000, 1999 and 1998, respectively. The acquisitions we completed during 2000 and 1999 provided loans, net of unearned discount, of $440.0 million and $235.5 million, respectively. In addition to the growth provided by these acquisitions, for 2000, $360.4 million of net loan growth was provided by corporate banking business development, consisting of increases of $192.9 million of commercial, financial and agricultural loans and $175.9 million of commercial real estate loans, offset by a decrease of $8.4 million of real estate construction and land development loans. These overall increases were partially offset by continuing reductions in consumer and installment loans, net of unearned discount, consisting primarily of indirect automobile loans, which decreased $64.6 million to $174.3 million at December 31, 2000. While residential real estate loans have continued to decline throughout the past three years, these loans increased slightly in 2000 by $20.1 million, primarily as a result of significant volume experienced during the fourth quarter associated with refinancing activity. These changes result from the focus we have placed on our business development efforts and the portfolio repositioning which we began in 1995. This repositioning provided for substantially all of our residential mortgage loan production to be sold in the secondary mortgage market and the origination of indirect automobile loans to be substantially reduced.

         Investment securities averaged $428.8 million and $440.4 million for the six months ended June 30, 2001 and 2000, respectively. Investment securities averaged $431.9 million, $454.4 million and $675.7 million for the years ended December 31, 2000, 1999 and 1998, respectively, reflecting decreases of $22.5 million and $221.3 million for the years ended December 31, 2000 and 1999, respectively. We attribute these decreases primarily to the liquidation of certain acquired investment securities, to a higher than normal level of calls experienced during the first six months of 2001 resulting from the general decline in interest rates and to sales of investment securities available for sale necessary to provide an additional source of funds for our loan growth. The investment securities that we obtained in conjunction with our acquisitions during 1999 and 2000 and that we retained in our portfolio partially offset the decreases.

         We use deposits as our primary funding source and acquire them from a broad base of local markets, including both individual and corporate customers. Deposits averaged $4.96 billion and $4.38 billion for the six months ended June 30, 2001 and 2000, respectively, and $4.48 billion, $4.06 billion and $3.78 billion for the years ended December 31, 2000, 1999 and 1998, respectively. We credit the increases primarily to our acquisitions completed during the respective periods and the expansion of our deposit product and service offerings available to our customer base. The overall increase was partially offset by the divestiture of certain branches in 1999 and 2000, which resulted in a reduction in First Bank's deposit base of approximately $54.8 million and $8.8 million, respectively.

         During July 1998, FBA's financing subsidiary issued $46.0 million of 8.50% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $44.0 million and were used to reduce borrowings, to support possible repurchases of our common stock from time to time and for general corporate purposes. We temporarily invested the remaining proceeds in interest-bearing deposits and subsequently used them to fund our acquisition of Redwood Bancorp completed in March 1999. In addition, during October 2000, our second financing subsidiary issued $57.5 million of 10.24% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $55.1 million and were used to reduce borrowings and subsequently to partially fund our acquisitions of Commercial Bank of San Francisco in October 2000 and Millenium Bank in December 2000.

         Stockholders' equity averaged $378.9 million and $305.9 million for the six months ended June 30, 2001 and 2000, respectively, and $321.9 million, $279.8 million and $245.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         The increase in stockholders' equity for the six months ended June 30, 2001 is primarily attributable to net income of $20.3 million and an increase in accumulated other comprehensive income of $23.3 million. The increase in accumulated other comprehensive income reflects an increase of $13.8 million associated with our derivative financial instruments as accounted for under SFAS 133, as amended, and an increase of $9.5 million resulting from the change in unrealized gains and losses on available-for-sale investment securities. We associate the increase in stockholders' equity for 2000 primarily to net income of $56.1 million and a $3.7 million increase in accumulated other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities. The increase was partially offset by FBA's stock repurchases during 2000 and dividends paid on our Class A and Class B preferred stock. We associate the increase for 1999 primarily to net income of $44.2 million and a reduction of the deferred tax asset valuation reserve of $811,000 relating to the utilization of tax net operating losses incurred by certain subsidiary banks prior to completing quasi-reorganizations. The increase was partially offset by a $9.4 million reduction in other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities, FBA's stock repurchases during 1999 and dividends paid on our Class A and Class B preferred stock.

         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheets, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the six months ended June 30, 2001 and 2000:

                                                                    Six Months Ended June 30,
                                               ------------------------------------------------------------------------
                                                             2001                                 2000
                                               ----------------------------------   -----------------------------------
                                                             Interest                            Interest
                                               Average        Income/     Yield/    Average       Income/         Yield/
                                               Balance        Expense      Rate     Balance      Expense           Rate
                                               -------        -------      ----     -------      -------           ----
                                                                         (dollars expressed in thousands)

             ASSETS
             ------

Interest-earning assets:
   Loans (1)(2)(3):
      Taxable...............................  $4,832,114      212,635       8.87%  $4,171,402      185,527          8.94%
      Tax-exempt (4)........................       8,074          434      10.84        9,374          460          9.87
   Investment securities:
      Taxable...............................     410,287       14,354       7.06      421,437       13,537          6.46
      Tax-exempt (4)........................      18,530          718       7.81       18,968          742          7.87
   Federal funds sold and other.............      57,511        1,655       5.80       70,222        2,033          5.82
                                              ----------     --------              ----------     --------
        Total interest-earning assets.......   5,326,516      229,796       8.70    4,691,403      202,299          8.67
                                                             --------                             --------
Nonearning assets...........................     524,469                              348,529
                                              ----------                           ----------
        Total assets........................  $5,850,985                           $5,039,932
                                              ==========                           ==========

         LIABILITIES AND
      STOCKHOLDERS' EQUITY
      --------------------

Interest-bearing liabilities:
   Interest-bearing deposits:
     Interest-bearing demand
       deposits.............................  $  466,634        3,480       1.50%  $  422,512        2,885          1.37%
     Savings deposits.......................   1,452,496       27,525       3.82    1,241,385       24,070          3.90
     Time deposits (3)......................   2,322,546       68,472       5.95    2,117,271       56,077          5.33
                                              ----------     --------              ----------     --------
        Total interest-bearing deposits.....   4,241,676       99,477       4.73    3,781,168       83,032          4.42
   Short-term borrowings....................     166,720        3,662       4.43       96,109        2,515          5.26
   Notes payable and other..................      52,753        1,773       6.78       66,869        2,511          7.55
                                              ----------     --------              ----------     --------
        Total interest-bearing liabilities..   4,461,149      104,912       4.74    3,944,146       88,058          4.49
                                                             --------                             --------
Noninterest-bearing liabilities:
   Demand deposits..........................     714,891                              602,459
   Other liabilities........................     296,085                              187,437
                                              ----------                           ----------
        Total liabilities...................   5,472,125                            4,734,042
Stockholders' equity........................     378,860                              305,890
                                              ----------                           ----------
        Total liabilities and
          stockholders' equity..............  $5,850,985                           $5,039,932
                                              ==========                           ==========
Net interest income.........................                  124,884                              114,241
                                                             ========                             ========
Interest rate spread........................                                3.96                                    4.18
Net interest margin.........................                                4.73%                                   4.90%
                                                                            ====                                    ====
--------------------
(1)  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)  Interest income on loans includes loan fees.
(3)  Interest income/expense includes the effects of interest rate exchange agreements.
(4)  Information is presented on a tax-equivalent  basis assuming a tax rate of 35%. The  tax-equivalent  adjustments were approximately $403,000 and $421,000 for the six months ended June 30, 2001 and 2000, respectively.


         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated.




                                                                   Years Ended December 31,
                                        -------------------------------------------------------------------------------------
                                                     2000                          1999                       1998
                                        -----------------------------    ------------------------    ------------------------
                                                    Interest                        Interest                   Interest
                                         Average    Income/  Yield/      Average    Income/ Yield/    Average  Income/ Yield/
                                         Balance    Expense   Rate       Balance    Expense  Rate     Balance  Expense  Rate
                                         -------    -------   ----       -------    -------  ----     -------  ------- ------
                                                             (dollars expressed in thousands)
                   ASSETS
                   ------

Interest-earning assets:
    Loans: (1) (2) (3)
       Taxable........................ $4,281,290   389,687    9.10%   $3,805,351  322,703   8.48% $3,243,183  283,661  8.75%
       Tax-exempt (4).................      9,668       992   10.26         7,157      775  10.83       7,536      794 10.54
    Investment securities:
       Taxable........................    412,932    27,331    6.62       435,189   26,206   6.02     657,385   39,898  6.07
       Tax-exempt (4).................     18,996     1,478    7.78        19,247    1,442   7.49      18,318    1,515  8.27
    Federal funds sold and other......     67,498     4,202    6.23        51,342    2,732   5.32      49,362    2,800  5.67
                                       ----------   -------            ----------  -------         ----------  -------
        Total interest-earning
           assets.....................  4,790,384   423,690    8.84     4,318,286  353,858   8.19   3,975,784  328,668  8.27
                                                    -------                        -------                     -------
Nonearning assets.....................    364,333                         344,942                     309,811
                                       ----------                      ----------                  ----------
         Total assets................. $5,154,717                      $4,663,228                  $4,285,595
                                       ==========                      ==========                  ==========

               LIABILITIES AND
            STOCKHOLDERS' EQUITY
            --------------------

Interest-bearing liabilities:
    Interest-bearing deposits:
       Interest-bearing
         demand deposits.............. $  421,986     5,909    1.40%   $  391,892    5,098   1.30% $  357,463    5,135   1.44%
       Savings deposits...............  1,279,378    51,656    4.04     1,220,425   44,101   3.61   1,076,524   42,591   3.96
       Time deposits (3)..............  2,139,305   120,257    5.62     1,899,218  101,653   5.35   1,882,329  108,019   5.74
                                       ----------   -------            ----------  -------         ----------  -------
         Total interest-bearing
           deposits...................  3,840,669   177,822    4.63     3,511,535  150,852   4.30   3,316,316  155,745   4.70
    Short-term borrowings.............    106,123     5,881    5.54        87,374    4,220   4.83      61,178    2,959   4.84
    Notes payable and other...........     51,897     3,976    7.66        56,376    3,629   6.44      50,718    3,475   6.85
                                        ---------   -------            ----------  -------         ----------  -------
         Total interest-bearing
           liabilities................  3,998,689   187,679    4.69     3,655,285  158,701   4.34   3,428,212  162,179   4.73
                                                    -------                        -------                     -------
Noninterest-bearing liabilities:
    Demand deposits...................    634,886                         552,029                     463,939
    Other liabilities.................    199,215                         176,102                     147,849
                                       ----------                       ---------                  ----------
         Total liabilities............  4,832,790                       4,383,416                   4,040,000
Stockholders' equity..................    321,927                         279,812                     245,595
                                       ----------                      ----------                  ----------
         Total liabilities and
          stockholders' equity........ $5,154,717                      $4,663,228                  $4,285,595
                                       ==========                      ==========                  ==========
Net interest income...................              236,011                        195,157                     166,489
                                                    =======                        =======                     =======
Interest rate spread..................                         4.15                          3.85                        3.54
Net interest margin...................                         4.93%                         4.52%                       4.19%
                                                              =====                         =====                       =====
     ------------------------
(1)   For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)   Interest income on loans includes loan fees.
(3)   Interest income/expense includes the effects of interest rate exchange agreements.
(4)   Information is presented on a tax-equivalent  basis assuming a tax rate of 35%. The  tax-equivalent  adjustments were approximately $864,000, $776,000 and $808,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


         The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the preceding year. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                         Increase (Decrease) Attributable to Change in:
                                               ----------------------------------------------------------------------
                                               Six Months Ended                Year Ended              Year Ended
                                                 June 30, 2001              December 31, 2000       December 31, 1999
                                                  Compared to                  Compared to             Compared to
                                               Six Months Ended                Year Ended              Year Ended
                                                 June 30, 2000              December 31, 1999       December 31, 1998
                                             -------------------------  ----------------------  -----------------------
                                                                 Net                     Net
                                              Volume    Rate   Change   Volume   Rate  Change    Volume   Rate   Change
                                              ------    ----   ------   ------   ----  ------    ------   ----   ------
                                                                  (dollars expressed in thousands)

Interest earned on:
    Loans: (1) (2) (3)
       Taxable...........................    $31,396   (4,288)  27,108  42,273  24,711  66,984   48,009  (8,967) 39,042
       Tax-exempt (4)....................       (122)      96      (26)    260     (43)    217      (41)     22     (19)
    Investment securities:
       Taxable...........................       (940)   1,757      817  (1,389)  2,514   1,125  (13,366)   (326)(13,692)
       Tax-exempt (4)....................        (20)      (4)     (24)    (19)     55      36       74    (147)    (73)
    Federal funds sold...................       (338)    (373)    (711)    881     506   1,387      161    (174)    (13)
    Other................................         14      319      333      75       8      83      (59)      4     (55)
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------

           Total interest income.........     29,990   (2,493)  27,497  42,081  27,751  69,832   34,778  (9,588) 25,190
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------
Interest paid on:
    Interest-bearing demand deposits.....        312      283      595     405     406     811      480    (517)    (37)
    Savings deposits.....................      4,856   (1,401)   3,455   2,180   5,375   7,555    5,445  (3,935)  1,510
    Time deposits (3) ...................      5,635    6,760   12,395  13,296   5,308  18,604      970  (7,336) (6,366)
    Short-term borrowings................      2,258   (1,111)   1,147     986     675   1,661    1,267      (6)  1,261
    Notes payable and other..............       (498)    (240)    (738)   (304)    651     347      371    (217)    154
                                             -------   ------   ------  ------  ------  ------   ------  ------  ------
           Total interest expense........     12,563    4,291   16,854  16,563  12,415  28,978    8,533 (12,011) (3,478)
                                             -------   ------   ------  ------  ------  ------   ------ -------  ------
           Net interest income...........    $17,427   (6,784)  10,643  25,518  15,336  40,854   26,245   2,423  28,668
                                             =======   ======   ======  ======  ======  ======   ====== =======  ======

     ------------------------
(1)  For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2)  Interest income on loans includes loan fees.
(3)  Interest income/expense includes the effect of interest rate exchange agreements.
(4)  Information is presented on a tax-equivalent basis assuming a tax rate of 35%.

Net Interest Income

         The primary source of our income is net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $124.9 million, or 4.73% of average interest-earning assets, for the six months ended June 30, 2001, from $114.2 million, or 4.90% of average interest-earning assets, for the comparable period in 2000. We credit the increased net interest income primarily to the net interest-earning assets provided by our aforementioned acquisitions completed during 2000, internal loan growth, and earnings on our interest rate swap agreements that we entered into in conjunction with our risk management program. The overall increase in net interest income was partially offset by reductions in the prime lending rate that occurred during the first six months of 2001. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, for the year ended December 31, 2000, from $195.2 million, or 4.52% of interest-earning assets, and $166.5 million, or 4.19% of interest-earning assets, for the years ended December 31, 1999 and 1998, respectively. We credit the increased net interest income for 2000 primarily to the net interest-earning assets provided by our acquisitions, internal loan growth and increases in the prime lending rate which resulted in increased yields on interest-earning assets. During 2000, the cost of interest-bearing liabilities increased with prevailing interest rates. However, since this increase was less dramatic than the increase in earnings on interest-earning assets, it contributed to an improvement in net interest margins.

         Average loans, net of unearned discount, increased by $660.0 million to $4.84 billion for the six months ended June 30, 2001, from $4.18 billion for the comparable period in 2000. The yield on our loan portfolio decreased to 8.88% for the six months ended June 30, 2001, in comparison to 8.95% for the comparable period in 2000. The increase in the cost of deposits, in conjunction with the decline in the yield on our loan portfolio, was the major contributor to the decline in our net interest rate margin of 17 basis points for the six months ended June 30, 2001, from the comparable period in 2000. We attribute the decline in yields and our net interest margin primarily to the continued decreases in the prime lending rate. During the period from December 31, 2000 through June 30, 2001, the Federal Reserve Board decreased the discount rate several times, resulting in six decreases in the prime rate of interest from 9.50% to 6.75%. This is reflected not only in the rate of interest earned on loans that are indexed to the prime rate, but also in other assets and liabilities which either have variable or adjustable rates, or which matured or repriced during this period. The reduced level of interest income earned on our loan portfolio as a result of declining interest rates was partially mitigated by the earnings associated with our interest rate swap agreements. These agreements provided income of $5.7 million for the six months ended June 30, 2001, in comparison to expense of $1.7 million incurred for the comparable period in 2000.

         Average total loans, net of unearned discount, increased by $480.0 million to $4.29 billion for the year ended December 31, 2000, from $3.81 billion and $3.25 billion for the years ended December 31, 1999 and 1998, respectively. During the period from June 30, 1999 through December 31, 2000, the Federal Reserve Board increased the discount rate several times, resulting in six increases in the prime rate of interest from 7.75% to 9.50%. As a result, the yield on our loan portfolio increased to 9.10% for the year ended December 31, 2000, from 8.48% for the year ended December 31, 1999, principally as the result of an increase in prevailing interest rates. However, the improved yield on our loan portfolio was partially offset by the expense associated with our interest rate swap agreements that we entered into in conjunction with our risk management program. Although our net interest margin improved over the three years ended December 31, 2000, the yield on our loan portfolio declined to 8.48% for the year ended December 31, 1999, in comparison to 8.75% for the year ended December 31, 1998. This reduction primarily resulted from the overall decline in prevailing interest rates that occurred during the fourth quarter of 1998. In addition, increased competition within our market areas led to reduced lending rates. The effect of the reduced yield on our loan portfolio was partially mitigated in 1999 by the earnings impact of our interest rate swap agreements as well as:

        o the reduction of First Bank's deposit base associated with the divested branches, which was primarily concentrated in certificates of deposit; and

        o a decrease in the cost of interest-bearing liabilities to 4.34% from 4.73% for the years ended December 31, 1999 and 1998, respectively.

         The aggregate weighted average rate paid on our deposit portfolio increased to 4.73% for the six months ended June 30, 2001, compared to 4.42% for the comparable period in 2000. The overall increase reflects increased rates paid to attract and retain deposits as a result of generally increasing interest rates during the first six months of 2000 compared to generally decreasing interest rates during the first six months of 2001, and the high level of competition within our market areas. For the years ended December 31, 2000, 1999 and 1998, the aggregate weighted average rate paid on our interest-bearing deposit portfolio was 4.63%, 4.30% and 4.70%, respectively. The increase for 2000 reflects increased rates that we paid to provide a funding source for continued loan growth, whereas the decrease for 1999 primarily reflects our ongoing realignment of the deposit portfolio and the reduction of the deposit base of First Bank. The reduced rates paid on our deposit portfolio in 1999 were partially offset by increased expense associated with our interest rate swap agreements. As further discussed under "--Interest Rate Risk Management," for 1999 and 1998, the increased expense associated with our derivative financial instruments resulted from the liquidation of a portion of the underlying interest-bearing liabilities. This reduction in interest-bearing liabilities, primarily associated with our branch divestitures, resulted in the recognition of a portion of the related deferred losses on our previously terminated interest rate swap agreements.

         The aggregate weighted average rate paid on our note payable decreased to 6.78% for the six months ended June 30, 2001, compared to 7.55% for the comparable period in 2000, and increased to 7.66% for the year ended December 31, 2000, from 6.44% and 6.85% for the years ended December 31, 1999 and 1998, respectively, reflecting changing market interest rates during these periods. Amounts outstanding under our $120.0 million revolving line of credit with a group of unaffiliated banks bear interest at the lead bank's corporate base rate or, at our option, at the Eurodollar rate plus a margin determined by the outstanding balance and our profitability. Thus, the revolving credit line represents a relatively high-cost funding source, although it has been mitigated by the continued reductions in the prime lending rate during the first six months of 2001, so that increased advances under the revolving credit line have the effect of increasing our weighted average rate of non-deposit liabilities. During 2000, we utilized the note payable to fund our acquisitions of Millennium Bank and Bank of San Francisco, thus resulting in a higher level of borrowings occurring during the fourth quarter of 2000.

Interest Rate Risk Management

         For financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios, relative to those within its deposit structure, may differ significantly. The nature of the loan and deposit markets within which a financial institution operates, and its objectives for business development within those markets at any point in time influence these characteristics. In addition, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics which operate primarily as interest rates change. These factors cause various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the direction and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, managing a financial institution requires establishing effective control of the exposure of the institution to changes in interest rates.

         We manage our interest rate risk by:

        o maintaining an Asset Liability Committee, or ALCO, responsible to our Board of Directors, to review the overall interest rate risk management activity and approve actions taken to reduce risk;

        o maintaining an effective simulation model to determine our exposure to changes in interest rates;

        o coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and

        o employing various financial instruments, including derivatives, to offset inherent interest rate risk when it becomes excessive. The objective of these procedures is to limit the adverse impact that changes in interest rates may have on our net interest income.

         The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes our Chairman and Chief Executive Officer, President and the senior executives of investments, credit, banking support and finance, and certain other officers. The Asset Liability Management Group, which monitors interest rate risk, supports the ALCO, prepares analyses for review by the ALCO and implements actions which are either specifically directed by the ALCO or established by policy guidelines.

         In managing sensitivity, we strive to reduce the adverse impact on earnings by managing interest rate risk within internal policy constraints. Regarding rate sensitivity, our policy is to manage exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture in which annual net interest income is not significantly impacted by reasonably possible near-term changes in interest rates. To measure the effect of interest rate changes, we project our net income over two one-year horizons on a pro forma basis. The analysis assumes various scenarios for increases and decreases in interest rates including both instantaneous and gradual, and parallel and non-parallel shifts in the yield curve, in varying amounts. For purposes of arriving at reasonably possible near-term changes in interest rates, we include scenarios based on actual changes in interest rates, which have occurred over a two-year period, simulating both a declining and rising interest rate scenario. We are "asset-sensitive," and our simulation model indicates a loss of projected net income should interest rates decline. While a decline in interest rates of less than 100 basis points has a relatively minimal impact on our net interest income, a decline in interest rates of 100 basis points indicates a projected pre-tax loss of approximately 1.5% of net interest income, and a decline in interest rates of 200 basis points indicates a pre-tax projected loss of approximately 7.0% of net interest income, based on assets and liabilities at June 30, 2001.

         As previously discussed, we utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The derivative financial instruments we hold are summarized as follows:

                                          June 30, 2001             December 31, 2000          December 31, 1999
                                          -------------             -----------------          -----------------
                                      Notional       Credit       Notional      Credit       Notional       Credit
                                       Amount       Exposure       Amount      Exposure       Amount       Exposure
                                       ------       --------       ------      --------       ------       --------
                                                            (dollars expressed in thousands)

Cash flow hedges...............    $1,050,000         1,971     1,055,000         3,449      955,000         3,349
Fair value hedges..............       250,000         5,553        50,000           758           --            --
Interest rate floor agreements.       310,000         5,631        35,000             6       35,000            13
Interest rate cap agreements...       450,000         1,976       450,000         3,753       10,000            26
Interest rate lock commitments.        22,000            --         4,100            --        4,600            --
Forward commitments to sell
   mortgage-backed securities..       101,000            --        32,000            --       33,000            --
                                   ==========         =====     =========         =====      =======         =====


         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.

         During the six months ended June 30, 2001, the net interest income realized on our derivative financial instruments was $5.7 million, in comparison to net interest expense of $1.7 million for the comparable period in 2000. During 2000, the net interest expense realized on our derivative financial instruments was $4.7 million, in comparison to net interest income of $430,000 in 1999.

         Cash Flow Hedges

         Previously, we utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with our assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated in July 1995, November 1996 and July 1997 due to a change in the composition of our balance sheet, primarily driven by the significant decline in interest rates experienced during 1995, and the resulting increase in the principal prepayments of residential mortgage loans. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million for the year ended December 31, 1999. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.

         During 1998, we entered into $280.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which are designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provide for us to pay quarterly and receive payment semiannually. In June 2001, we terminated $205.0 million notional amount of these swap agreements, which would have expired in 2002, in order to appropriately modify our overall hedge position in accordance with our risk management program. In conjunction with the partial termination of these swap agreements, we recorded a pre-tax gain of $2.8 million. The amount receivable and payable by us under the remaining $75.0 million notional amount of the swap agreements was $1.2 million and $115,000 at June 30, 2001, respectively. The amount receivable by us under the swap agreements was $4.1 million at December 31, 2000 and 1999, and the amounts payable by us under the swap agreements were $744,000 and $770,000 at December 31, 2000 and 1999, respectively.

         During May 1999, we entered into $500.0 million notional amount of interest rate swap agreements with the objective of stabilizing the net interest margin during the six-month period surrounding the Year 2000 century date change. The swap agreements provided for us to receive an adjustable rate of interest equivalent to the daily weighted average 30-day London Interbank Offering Rate and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.665%. In January 2000, we determined these swap agreements were no longer necessary based upon the results of the Year 2000 transition and terminated these agreements resulting in a cost of $150,000.

         During September 1999, we entered into $175.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which had been designated as cash flow hedges, provided for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provided for us to pay and receive interest on a quarterly basis. In April 2001, we terminated these swap agreements, which would have expired in September 2001, in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, we recorded a pre-tax gain of $985,000. The amount receivable by us under the swap agreements was $119,000 at December 31, 2000 and 1999 and the amounts payable by us under the swap agreements were $165,000 and $141,000 at December 31, 2000 and 1999, respectively.

          During September 2000, March 2001 and April 2001, we entered into $600.0 million, $200.0 million and $175.0 million notional amount, respectively, of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements, which have been designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus either 2.70% or 2.82%. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. The amount receivable by us under the swap agreements was $3.9 million and $1.2 million at June 30, 2001 and December 31, 2000, respectively, and the amount payable by us under the swap agreements was $3.0 million and $1.2 million at June 30, 2001 and December 31, 2000, respectively.

          The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as cash flow hedges as of June 30, 2001 and December 31, 2000 were as follows:


                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         June 30, 2001:
             September 16, 2002..............................  $   75,000        4.05%         5.36%     $     890
             September 20, 2004..............................     600,000        4.05          6.78         24,634
             March 21, 2005..................................     200,000        3.93          5.24         (1,855)
             April 2, 2006...................................     175,000        3.93          5.45         (1,871)
                                                               ----------                                ---------
                                                               $1,050,000        4.01          6.16      $  21,798
                                                               ==========       =====         =====      =========

         December 31, 2000:
             September 27, 2001..............................  $  175,000        6.80%         6.14%     $      65
             June 11, 2002...................................      15,000        6.80          6.00              7
             September 16, 2002..............................     195,000        6.80          5.36         (1,776)
             September 18, 2002..............................      70,000        6.80          5.33           (690)
             September 20, 2004..............................     600,000        6.80          6.78         16,869
                                                               ----------                                ---------
                                                               $1,055,000        6.80          5.92      $  14,475
                                                               ==========       =====         =====      =========

         Fair Value Hedges

         During September 2000, we entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing net interest income over time. The swap agreements, which have been designated as fair value hedges, provide for us to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provide for us to pay interest on a quarterly basis and receive interest either on a semiannual or an annual basis. The amount receivable by us under the swap agreements was $1.8 million and $1.0 million at June 30, 2001 and December 31, 2000, respectively, and the amount payable by us under the swap agreements was $68,000 and $119,000 at June 30, 2001 and December 31, 2000, respectively.

         During January 2001, we entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing net interest income over time. The swap agreements, which have been designated as fair value hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. The amount receivable by us under the swap agreements was $5.2 million at June 30, 2001, and the amount payable by us under the swap agreements was $2.2 million at June 30, 2001.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as fair value hedges as of June 30, 2001 and December 31, 2000 were as follows:


                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         June 30, 2001:
             September 13, 2001..............................  $   12,500        3.89%         6.80%     $      70
             September 21, 2001..............................      12,500        3.71          6.60             79
             January 9, 2004.................................      50,000        4.80          5.37            (84)
             January 9, 2006.................................     150,000        4.80          5.51         (2,073)
             March 13, 2006..................................      12,500        3.80          7.25             86
             March 22, 2006..................................      12,500        3.64          7.20            101
                                                               ----------                                ---------
                                                               $  250,000        4.59          5.77      $  (1,821)
                                                               ==========       =====         =====      =========

         December 31, 2000:
             September 13, 2001..............................  $   12,500        6.56%         6.80%     $      42
             September 21, 2001..............................      12,500        6.47          6.60             43
             March 13, 2006..................................      12,500        6.47          7.25              5
             March 22, 2006..................................      12,500        6.39          7.20              6
                                                               ----------                                 --------
                                                               $   50,000        6.47          6.96      $      96
                                                               ==========       =====         =====      =========

          Interest Rate Floor Agreements

          During January 2001 and March 2001, we entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. At June 30, 2001, the carrying value of the interest rate floor agreements, which is included in derivative instruments in the consolidated balance sheet, was $5.6 million.

          Interest Rate Cap Agreements

          In conjunction with the interest rate swap agreements that we entered into in September 2000, we also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with our interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At June 30, 2001 and December 31, 2000, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheet, was $2.0 million and $3.8 million, respectively.

          Pledged Collateral

          At June 30, 2001 and December 31, 2000, we had pledged investment securities available for sale with a carrying value of $2.4 million and $8.6 million, respectively, in connection with our interest rate swap agreements. In addition, at June 30, 2001 and December 31, 2000, we had accepted investment securities with a fair value of $34.7 million and $19.0 million, respectively, as collateral in connection with our interest rate swap agreements. We are permitted by contract to sell or repledge the collateral accepted from our counterparties, however, at June 30, 2001 and December 31, 2000, we had not sold or repledged any of this collateral.

          Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

        Derivative financial instruments issued by us consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

Mortgage Banking Activities

         Our mortgage banking activities consist of the origination, purchase and servicing of residential mortgage loans. Generally, we sell our production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed-rate residential mortgage loans. We sell other loans, including adjustable-rate and nonconforming residential mortgage loans, on a servicing released basis.

         For the six months ended June 30, 2001 and 2000, we originated and purchased loans for resale totaling $757.5 million and $238.5 million, and sold loans totaling $587.6 million and $185.3 million, respectively. For the three years ended December 31, 2000, 1999 and 1998, we originated and purchased loans for resale totaling $532.2 million, $452.9 million and $628.5 million and sold loans totaling $413.2 million, $507.1 million and $521.0 million, respectively. The origination and purchase of residential mortgage loans and the related sale of the loans provides us with additional sources of income including the gain or loss realized upon sale, the interest income earned while the loan is held awaiting sale and the ongoing loan servicing fees from the loans sold with servicing rights retained. Mortgage loans serviced for investors aggregated $957.4 million at June 30, 2001, and $957.2 million, $957.1 million and $923.0 million at December 31, 2000, 1999 and 1998, respectively.

         The gain on mortgage loans originated for resale, including loans sold and held for sale, was $7.3 million and $3.3 million for the six months ended June 30, 2001 and 2000, respectively, and $7.8 million, $6.9 million and $5.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. We determine these gains, net of losses, on a lower of cost or market basis. These gains are realized at the time of sale. The cost basis reflects: (1) adjustments of the carrying values of loans held for sale to the lower of cost, adjusted to include the cost of hedging the loans held for sale, or current market values; and (2) adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting "fallout," adjusted for the cost of hedging these loan commitments. The overall increase for the six months ended June 30, 2001 is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced in the first six months of 2001. We credit the increases for 2000 and 1999 to the continued expansion of our mortgage banking activities into the California and Texas markets.

         The interest income on loans held for sale was $5.4 million for the six months ended June 30, 2001, compared to $1.5 million for the comparable period in 2000. The interest income on loans held for sale was $3.5 million for the year ended December 31, 2000, in comparison to $4.9 million and $6.8 million for the years ended December 31, 1999 and 1998, respectively. The amount of interest income realized on loans held for sale is a function of the average balance of loans held for sale, the period for which the loans are held and the prevailing interest rates when the loans are made. The average balance of loans held for sale was $149.1 million and $45.1 million for the six months ended June 30, 2001 and 2000, respectively, and $47.0 million, $79.1 million and $102.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. On an annualized basis, our yield on the portfolio of loans held for sale was 7.23% and 6.67% for the six months ended June 30, 2001 and 2000, respectively, and 7.45%, 6.19% and 6.62% for the years ended December 31, 2000, 1999 and 1998, respectively. This compares with our cost of funds, as a percentage of average interest-bearing liabilities, of 4.74% and 4.49% for the six months ended June 30, 2001 and 2000, respectively, and 4.69%, 4.34% and 4.73% for the years ended December 31, 2000, 1999 and 1998, respectively.

         We report mortgage loan servicing fees net of amortization of mortgage servicing rights, interest shortfall and mortgage-backed security guarantee fee expense. Interest shortfall equals the difference between the interest collected from a loan-servicing customer upon prepayment of the loan and a full month's interest that is required to be remitted to the security owner. Loan servicing fees, net, were $153,000 and $231,000 for the six months ended June 30, 2001 and 2000, respectively, and $486,000, $657,000 and $1.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. We attribute the decrease in loan servicing fees for 2001, 2000 and 1999 to increased amortization of mortgage servicing rights, reduced late charge fees and our strategy of selling the new production of adjustable-rate and nonconforming residential mortgage loans on a servicing released basis. In addition, mortgage-backed security expense increased by $333,000 to $1.2 million from $867,000 for the years ended December 31, 1999 and 1998, respectively, reflecting the increased level of serviced loans sold into the secondary market in the form of securities.

         Our interest rate risk management policy provides certain hedging parameters to reduce the interest rate risk exposure arising from changes in loan prices from the time of commitment until the sale of the security or loan. To reduce this exposure, we use forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At June 30, 2001 and December 31, 2000, 1999 and 1998, we had $106.5 million, and $37.6 million, $31.5 million and $103.1 million, respectively, of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $101.0 million, and $32.0 million, $33.0 million and $95.0 million, respectively, were hedged through the use of such forward commitments.

Comparison of Results of Operations for the Six Months Ended June 30, 2001 and 2000

         Net Income. Net income was $20.3 million, or $824.49 per common share on a diluted basis, for the six months ended June 30, 2001, in comparison to $29.3 million, or $1,182.47 per common share on a diluted basis, for the comparable period in 2000. The implementation of SFAS 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income was $21.6 million, or $882.65 per common share on a diluted basis, for the six months ended June 30, 2001. The net interest rate margin was 4.73% for the six months ended June 30, 2001, in comparison to 4.90% for the comparable period in 2000. The primary factors that led to the decline in earnings for the six months ended June 30, 2001 were a decrease in the net interest rate margin and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve relating to a contingent liability and the settlement of certain litigation. Net interest income increased primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions of Lippo Bank, certain assets of FCG, Bank of Ventura, Commercial Bank of San Francisco, Millennium Bank and Bank of San Francisco, completed during 2000. However, the improvement in net interest income was partially offset by six reductions in the prime lending rate during the first six months of 2001. During the six months ended June 30, 2001, noninterest income improved to $35.9 million, from $21.0 million for the comparable period in 2000 as further discussed under "--Noninterest Income."

         The improvement in net interest income and noninterest income was offset by increased operating expenses, which were $116.0 million for the six months ended June 30, 2001, compared to $79.7 million for the comparable period in 2000. The increased operating expenses are primarily attributable to:

        o the operating expenses of the aforementioned acquisitions subsequent to their respective acquisition dates;

        o   increased salaries and employee benefit expenses;

        o   increased data processing fees;

        o   increased legal, examination and professional fees;

        o increased amortization of intangibles associated with the purchase of the aforementioned entities;

        o   a nonrecurring litigation settlement charge; and

        o a charge to other expense associated with the establishment of a specific reserve on an unfunded letter of credit.

         Additionally, guaranteed preferred debentures expense of $1.5 million on the trust preferred securities that our second financing subsidiary issued in October 2000 further contributed to the overall increase in operating expenses. These higher operating expenses, exclusive of the litigation settlement and the specific reserve on the unfunded letter of credit, are reflective of significant investments that we have made in personnel, technology, capital expenditures and new business lines in conjunction with our overall strategic growth plan. The payback on these investments is expected to occur over a longer period of time through higher and more diversified revenue streams.

         Provision for Loan Losses. The provision for loan losses was $7.1 million for the six months ended June 30, 2001, compared to $7.2 million for the comparable period in 2000. The provisions for loan losses reflect the level of loan charge-offs and recoveries, the adequacy of the allowance for loan losses and the effect of economic conditions within our markets. Loan charge-offs were $15.3 million for the six months ended June 30, 2001, in comparison to $5.0 million for the comparable period in 2000. The increase in loan charge-offs reflects a single loan in the amount of $4.5 million that was charged-off due to suspected fraud on the part of the borrower, a $1.4 million charge-off on a single shared national credit relationship, a $675,000 charge-off with respect to a loan in an acquired portfolio as well as the effects of the recent general slow down in economic conditions prevalent within our markets. Loan recoveries were $3.8 million for the six months ended June 30, 2001, in comparison to $6.2 million for the comparable period in 2000. Nonperforming assets and past-due loans have increased during the six months ended June 30, 2001, and we anticipate these trends will continue in the near future. However, we believe these trends represent normal cyclical trends experienced within the banking industry during times of economic slow down. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses.

         Tables summarizing nonperforming assets, past-due loans and charge-off and recovery experience are presented under "--Loans and Allowance for Loan Losses."

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the six months ended June 30, 2001 and 2000:

                                                                                  June 30,           Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2001         2000        Amount       %
                                                                              ----         ----        ------   --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  10,537      9,464      1,073       11.34%
        Gain on mortgage loans sold and held for sale....................       7,332      3,268      4,064      124.36
        Credit card fees.................................................         221         91        130      142.86
        Gain on sale of credit card portfolio, net of expenses...........       2,275         --      2,275      100.00
        Loan servicing fees, net.........................................         153        231        (78)     (33.77)
        Net (loss) gain on sales of available-for-sale securities........        (113)       379       (492)    (129.82)
        Gain on sale of branch, net of expenses..........................          --      1,355     (1,355)    (100.00)
        Gain on derivative instruments, net..............................       5,486         --      5,486      100.00
        Other............................................................      10,007      6,247      3,760       60.19
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  35,898     21,035     14,863       70.66
                                                                            =========   ========    =======   =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  45,797     35,237     10,560      29.97%
        Occupancy, net of rental income..................................       8,216      6,655      1,561      23.46
        Furniture and equipment..........................................       5,617      5,673        (56)     (0.99)
        Postage, printing and supplies...................................       2,258      2,183         75       3.44
        Data processing fees.............................................      12,951     10,663      2,288      21.46
        Legal, examination and professional fees.........................       3,424      2,003      1,421      70.94
        Amortization of intangibles associated with the
          purchase of subsidiaries.......................................       3,712      2,373      1,339      56.43
        Communications...................................................       1,513      1,233        280      22.71
        Advertising and business development.............................       3,182      1,661      1,521      91.57
        Guaranteed preferred debentures..................................       8,978      6,012      2,966      49.33
        Other............................................................      20,368      6,017     14,351     238.51
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 116,016     79,710     36,306      45.55
                                                                            =========   ========    =======   ========

         Noninterest Income. Noninterest income was $35.9 million for the six months ended June 30, 2001, in comparison to $21.0 million for the comparable period in 2000. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage-banking revenues, a gain on the sale of our credit card portfolio, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees were $10.5 million for the six months ended June 30, 2001, in comparison to $9.5 million for the comparable period in 2000. We attribute the increase in service charges and customer service fees to:

        o   increased deposit balances provided by internal growth;

        o   our acquisitions completed during 2000;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates, effective June 1, 2000, and enhanced control of fee waivers; and

        o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale was $7.3 million for the six months ended June 30, 2001, in comparison to $3.3 million for the comparable period in 2000. The overall increase is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced in the first six months of 2001 as well as the continued expansion of our mortgage banking activities into new and existing markets.

         During the six months ended June 30, 2001, we recorded a $2.3 million pre-tax gain on the sale of our credit card portfolio. This gain is solely attributable to the sale of this portfolio consistent with our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Noninterest income for the six months ended June 30, 2001 included a net loss on the sale of available-for-sale investment securities of $113,000, in comparison to a net gain on the sale of available-for-sale investment securities of $379,000 for the comparable period in 2000. The net loss for 2001 resulted primarily from the liquidation of certain investment securities held by FBA that resulted in a loss of $134,000, whereas the net gain in 2000 resulted primarily from sales of certain investment securities held by acquired institutions that did not meet our overall investment objectives.

         The net gain on derivative instruments of $5.5 million for the six months ended June 30, 2001 includes $3.8 million of gains resulting from the termination of certain interest rate swap agreements to adjust our interest rate hedge position consistent with changes in the portfolio structure and mix. In addition, the net gain reflects changes in the fair value of our interest rate cap agreements, interest rate floor agreements and fair value hedges, in accordance with the requirements of SFAS 133, as amended, which was implemented on January 1, 2001.

         The gain on sale of branch, net of expenses, was $1.4 million for the six months ended June 30, 2000, and results from the divestiture of one of our branch locations in central Illinois.

         Other income was $10.0 million for the six months ended June 30, 2001, in comparison to $6.2 million for the comparable period in 2000. We attribute the primary components of the increase to:

        o    our acquisitions completed during 2000;

        o increased portfolio management fee income of $1.6 million associated with our Institutional Money Management Division, which was formed in August 2000;

        o increased brokerage revenue, which is primarily associated with the stock option services acquired in conjunction with our acquisition of Bank of San Francisco;

        o increased rental income of $761,000 associated with our commercial leasing activities that were acquired in conjunction with our acquisition of FCG in February 2000; and

        o income of approximately $600,000 associated with equipment leasing activities that were acquired in conjunction with our acquisition of Bank of San Francisco in December 2000.

         Noninterest Expense. Noninterest expense was $116.0 million for the six months ended June 30, 2001, compared to $79.7 million for the comparable period in 2000. The increase reflects:

        o the noninterest expense of our acquisitions completed during 2000, including certain nonrecurring expenses associated with those acquisitions;

        o    increased salaries and employee benefit expenses;

        o    increased data processing fees;

        o    increased legal, examination and professional fees;

        o increased amortization of intangibles associated with the purchase of subsidiaries;

        o    increased guaranteed preferred debentures expense; and

        o    increased other expense.

         Salaries and employee benefits were $45.8 million for the six months ended June 30, 2001, in comparison to $35.2 million for the comparable period in 2000. We primarily associate the increase with our 2000 acquisitions. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2000 to enhance executive and senior management expertise, improve technological support, strengthen centralized operational functions and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $13.8 million for the six months ended June 30, 2001, in comparison to $12.3 million for the comparable period in 2000. We primarily attribute the increase to our aforementioned acquisitions, the relocation of certain branches and operational areas and increased depreciation expense associated with numerous capital expenditures, including our new facility that houses various centralized operations and certain corporate administrative functions.

         Data processing fees were $13.0 million for the six months ended June 30, 2001, in comparison to $10.7 million for the comparable period in 2000. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increased data processing fees to growth and technological advancements consistent with our product and service offerings, continued upgrades to technological equipment, networks and communication channels, and certain nonrecurring expenses associated with the data processing conversions of Redwood Bank, Commercial Bank of San Francisco and Bank of San Francisco, completed in February 2001, March 2001 and June 2001, respectively.

         Legal, examination and professional fees were $3.4 million for the six months ended June 30, 2001, in comparison to $2.0 million for the comparable period in 2000. We primarily attribute the increase in these fees to the ongoing professional services utilized by certain of our acquired entities, increased professional fees associated with our Institutional Money Management Division, which was formed in August 2000, and increased legal fees associated with commercial loan documentation, collection efforts and certain defense litigation.

         Amortization of intangibles associated with the purchase of subsidiaries was $3.7 million for the six months ended June 30, 2001, in comparison to $2.4 million for the comparable period in 2000. The increase for 2001 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired for the six acquisitions that we completed during 2000.

         Guaranteed preferred debentures expense was $9.0 million for the six months ended June 30, 2001, in comparison to $6.0 million for the comparable period in 2000. The increase for 2001 is solely attributable to the issuance of trust preferred securities in October 2000 by our second financing subsidiary.

         Other expense was $20.4 million for the six months ended June 30, 2001, in comparison to $6.0 million for the comparable period in 2000. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, advertising and business development, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the increase in other expense to:

        o    our acquisitions completed during 2000;

        o    increased   advertising  and  business  development  expenses
             associated with various product and service initiatives and enhancements;

        o increased travel expenses primarily associated with business development efforts and the ongoing integration of the recently acquired entities into our corporate culture and systems;

        o a nonrecurring litigation settlement charge in the amount of $11.5 million associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank;

        o the establishment of a $1.2 million specific reserve on an unfunded letter of credit; and

        o    overall continued growth and expansion of our banking franchise.

         Provision for Income Taxes. The provision for income taxes was $14.6 million for the six months ended June 30, 2001, representing an effective income tax rate of 39.14%, in comparison to $17.7 million, representing an effective income tax rate of 37.00%, for the comparable period in 2000. The increase in the effective income tax rate is primarily attributable to:

        o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes; and

        o a reduction of the deferred tax asset valuation reserve of approximately $405,000 related to the utilization of net operating losses associated with a previously acquired entity, which was recorded in March 2000.

Comparison of Results of Operations for 2000 and 1999

         Net Income. Net income was $56.1 million for the year ended December 31, 2000, compared to $44.2 million for 1999. The earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000; the continued growth and diversification in the composition of our loan portfolio; and increased yields on interest-earning assets. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, from $195.2 million, or 4.52% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively.

        The increase in net income was partially offset by an increased provision for loan losses and an increase in operating expenses of $20.4 million for the year ended December 31, 2000, in comparison to 1999. The increased operating expenses reflect the operating expenses of our 1999 and 2000 acquisitions subsequent to their respective acquisition dates; increased salaries and employee benefit expenses; increased data processing fees; increased amortization of intangibles associated with the purchase of subsidiaries and increased guaranteed preferred debentures expense. A reduction in legal, examination and professional fees partially offset the increase in operating expenses.

         Provision for Loan Losses. The provision for loan losses was $14.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in the loan portfolio, both internal and through acquisitions, as well as a general increase in risk associated with the continued changing composition of our loan portfolio and an increase in nonperforming assets, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $17.1 million for the year ended December 31, 2000, in comparison to $17.7 million for the year ended December 31, 1999. Included in charge-offs for the year ended December 31, 2000 was $1.6 million relating to a single loan. The overall decrease in loan charge-offs, excluding the large single-loan charge-off, was indicative of the generally strong economic conditions prevalent in our markets, as well as management's continued efforts to effectively monitor and manage our loan portfolio. Loan recoveries were $9.8 million for the year ended December 31, 2000, in comparison to $9.3 million for 1999, reflecting continued aggressive collection efforts. Our acquisitions during 1999 and 2000 provided $3.0 million and $6.1 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

The following table represents a summary of loan loss experience and nonperforming assets for First Bank and First Bank & Trust as of and for the years ended December 31, 2000 and 1999:

                                                                               First Bank          First Bank & Trust
                                                                            ----------------       ------------------
                                                                            2000        1999       2000         1999
                                                                            ----        ----       ----         ----
                                                                                (dollars expressed in thousands)

    Total loans.......................................................   $2,694,005  2,527,649    2,058,628  1,469,093
    Total assets......................................................    3,152,885  3,028,046    2,733,545  1,854,827
    Provision for loan losses.........................................       12,250      8,890        1,877      4,183
    Net loan charge-offs..............................................        7,007      6,494          201      1,946
    Net loan charge-offs as a percentage of average loans.............         0.27%      0.26%        0.01%      0.15%
    Nonperforming loans...............................................   $   38,161     23,493       15,005     16,244
    Nonperforming assets..............................................       39,954     25,233       15,699     16,633


         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2000 and 1999:

                                                                                December 31,         Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2000         1999        Amount       %
                                                                              ----         ----        ------   --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  19,794     17,676      2,118      11.98%
        Gain on mortgage loans sold and held for sale....................       7,806      6,909        897      12.98
        Credit card fees.................................................         236        409       (173)    (42.30)
        Loan servicing fees, net.........................................         486        657       (171)    (26.03)
        Net gain on sales of available-for-sale securities...............         168        791       (623)    (78.76)
        Net loss on trading securities...................................          --       (303)       303    (100.00)
        Gain on sales of branches, net of expenses.......................       1,355      4,406     (3,051)    (69.25)
        Other............................................................      12,933     11,105      1,828      16.46
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  42,778     41,650      1,128       2.71
                                                                            =========   ========    =======   ========

     Noninterest expense:
        Salaries and employee benefits...................................   $  73,391     61,524     11,867      19.29%
        Occupancy, net of rental income..................................      14,675     12,518      2,157      17.23
        Furniture and equipment..........................................      11,702      8,520      3,182      37.35
        Postage, printing and supplies...................................       4,431      4,244        187       4.41
        Data processing fees.............................................      22,359     18,567      3,792      20.42
        Legal, examination and professional fees.........................       4,523      9,109     (4,586)    (50.35)
        Amortization of intangibles associated with
         the purchase of subsidiaries....................................       5,297      4,401        896      20.36
        Communications...................................................       2,625      2,488        137       5.51
        Advertising and business development.............................       4,331      3,734        597      15.99
        Guaranteed preferred debentures..................................      13,173     12,050      1,123       9.32
        Other............................................................      14,656     13,652      1,004       7.35
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 171,163    150,807     20,356      13.50
                                                                            =========   ========    =======   ========

         Noninterest Income. Noninterest income was $42.8 million for the year ended December 31, 2000, compared to $41.7 million for 1999. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $19.8 million for 2000, from $17.7 million for 1999. We attribute the increase in service charges and customer service fees to:

        o    increased deposit balances provided by internal growth;

        o    our acquisitions completed throughout 1999 and 2000;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999 and June 30, 2000, and enhanced control of fee waivers; and

        o increased interchange income associated with automatic teller machine services and debit and credit cards.

         The gain on mortgage loans sold and held for sale increased to $7.8 million from $6.9 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase to an increased volume of loans sold and held for sale, primarily during the fourth quarter of 2000, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $168,000 and $791,000 for the years ended December 31, 2000 and 1999, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth. The decrease in the net gains reflects the sales, at a loss, of certain investment securities that did not meet our overall investment objectives.

         The net loss on sales of trading securities was $303,000 for the year ended December 31, 1999 resulted from the termination of our trading division, effective December 31, 1998, and the liquidation of all trading securities during the first quarter of 1999.

         The gain on sales of branches, net of expenses, was $1.4 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The reduction in these gains results from a reduced number of branch divestitures. During 2000, we divested one of our branch locations in central Illinois, whereas in 1999, we divested seven branch offices in central and northern Illinois.

         Other income was $12.9 million and $11.1 million for the years ended December 31, 2000 and 1999, respectively. The increase in other income is primarily attributable to increased income earned on our investment in bank-owned life insurance, rental income associated with FCG's leasing activities and increased rental fees received from First Services, L.P. for the use of data processing and other equipment owned by us. The increase in rental fees corresponds to the replacement of our teller system and certain other technological upgrades, including local and wide area network-based systems, core processors and item processing equipment that were replaced in 1999 in preparation for the Year 2000 transition.

         Noninterest Expense. Noninterest expense was $171.2 million for the year ended December 31, 2000, in comparison to $150.8 million for 1999. The increase reflects:

        o the noninterest expense associated with our acquisitions completed throughout 1999 and 2000 subsequent to their respective acquisition dates, including certain nonrecurring expenses associated with those acquisitions;

        o    increased salaries and employee benefit expenses;

        o    increased data processing fees;

        o increased amortization of intangibles associated with the purchase of subsidiaries;

        o    increased guaranteed preferred debentures expense; and

        o increased expenses associated with our internal restructuring process.

         The overall increase in noninterest expense was partially offset by a decrease in legal, examination and professional fees.

         During 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. The primary objectives of the restructuring process were to:

         o redesign the corporate organization to provide clearer lines of authority which are more conducive to the effective delivery of services to customers;

        o enhance our technological strength to enable us to more effectively and efficiently provide the products, services and delivery channels necessary to remain competitive in the financial services industry of the future;

        o establish the infrastructure necessary to better support our service delivery and business development efforts, and to provide more efficient, better quality services to customers;

        o increase the depth and abilities of all levels of our management and provide supervision to lead its efforts to accomplish our corporate objectives; and

        o improve internal monitoring systems in order to better assess the progress of all of our areas in achieving our corporate objectives.

         Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         Salaries and employee benefits increased by $11.9 million to $73.4 million from $61.5 million for the years ended December 31, 2000 and 1999, respectively. We primarily associate the increase with our acquisitions completed throughout 1999 and 2000 as well as the additional lines of business that we entered into in 2000, including institutional money management, international banking and fiduciary deposit management for bankruptcy trustees, receivers and other estate administrators. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to our staff to enhance executive and senior management expertise, improve technological support and strengthen centralized operational functions.

         Occupancy, net of rental income, and furniture and equipment expense totaled $26.4 million and $21.0 million for the years ended December 31, 2000 and 1999, respectively. The increase is primarily attributable to our acquisitions, the relocation of certain California and Texas branches and increased depreciation expense associated with numerous capital expenditures made throughout 1999, including the implementation of our new teller system. Our selective elimination of 16 branch offices by sales, mergers or closures during 1999 and 2000 partially offset this increase.

         Data processing fees were $22.4 million and $18.6 million for the years ended December 31, 2000 and 1999, respectively. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increased data processing fees to growth and technological advancements consistent with our product and service offerings and upgrades to technological equipment, networks and communication channels.

         Legal, examination and professional fees were $4.5 million and $9.1 million for the years ended December 31, 2000 and 1999, respectively. The decrease in these fees results from a decline in our utilization of external consultants who provided assistance throughout 1999 associated with the development and expansion of selected business initiatives. The decrease also reflects the settlement of certain litigation completed in 1999.

         Amortization of intangibles associated with the purchase of subsidiaries was $5.3 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the six acquisitions that we completed during 2000.

         Guaranteed preferred debentures expense was $13.2 million and $12.1 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is solely attributable to the issuance of trust preferred securities in October 2000.

         Other expense was $14.7 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. Other expense encompasses numerous general and administrative expenses including but not limited to travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, and sales taxes. The overall increase in these expenses primarily reflects:

        o    continued growth and expansion of our banking franchise;

        o a $700,000 provision for an estimated loss on equipment underlying leases associated with a previously acquired entity; and

        o a $200,000 provision for estimated losses associated with certain pending litigation.

         Offsetting the overall increase in other expenses in 2000 were recoveries of $1.8 million from loans of acquired entities that had been fully charged off prior to the acquisition dates.

Comparison of Results of Operations for 1999 and 1998

         Net Income. Net income was $44.2 million for the year ended December 31, 1999, compared to $33.5 million for 1998. We associate the improved operating results for 1999 with our efforts to realign the composition of our loan portfolio through further diversification and growth; the improvement in the composition of the interest-earning assets and interest-bearing liabilities; the results of our acquisitions of Century Bank and Redwood Bancorp; and the divestiture of certain branch facilities. Net interest income (expressed on a tax-equivalent basis) increased to $195.2 million, or 4.52% of average interest-earning assets, from $166.5 million, or 4.19% of average interest-earning assets, for 1999 and 1998, respectively.

        An increased provision for loan losses and an increase in operating expenses partially offset the improvement in net income. The increase in operating expense reflects the additional cost of the trust preferred securities issued by FBA in July 1998; the continuing expansion of commercial and retail banking activities; the acquisitions of Century Bank and Redwood Bancorp; increased legal, examination and professional fees; and increased data processing fees primarily associated with Year 2000 activities.

Provision for Loan Losses. The provision for loan losses was $13.1 million and $9.0 million for the years ended December 31, 1999 and 1998, respectively. We primarily attribute the increase in the provision for loan losses for 1999 to the continued growth and changing composition of our loan portfolio combined with an increase in loans charged-off. Net loan charge-offs were $8.4 million for the year ended December 31, 1999, compared to $1.7 million for 1998. The increase in net loan charge-offs reflects overall growth in our loan portfolio and increased risk associated with the continued change in the composition of our loan portfolio. In addition, nonperforming assets have, in general, increased at December 31, 1999 and 1998, in comparison to previous periods. The allowances for loan losses of Century Bank and Redwood Bancorp at their dates of acquisition added approximately $3.0 million to our consolidated allowance for loan losses.

        The following table represents a summary of loan loss experience and nonperforming assets for First Bank and First Bank & Trust as of and for the years ended December 31, 1999 and 1998:

                                                                               First Bank          First Bank & Trust
                                                                            ----------------       ------------------
                                                                            1999        1998       1999         1998
                                                                            ----        ----       ----         ----
                                                                                 (dollars expressed in thousands)

    Total loans........................................................  $2,527,649  2,490,556    1,469,093  1,089,966
    Total assets.......................................................   3,028,046  3,024,600    1,854,827  1,504,311
    Provision for loan losses..........................................       8,890      7,250        4,183      1,750
    Net loan charge-offs...............................................       6,494      1,150        1,946        589
    Net loan charge-offs as a percentage of average loans..............        0.26%      0.05%        0.15%      0.06%
    Nonperforming loans................................................  $   23,493     18,494       16,244     25,044
    Nonperforming assets...............................................      25,233     21,268       16,633     25,979

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 1999 and 1998:

                                                                                December 31,         Increase (Decrease)
                                                                               ---------------       -------------------
                                                                               1999       1998        Amount        %
                                                                               ----       ----        ------    --------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  17,676     14,876      2,800      18.82%
        Gain on mortgage loans sold and held for sale....................       6,909      5,563      1,346      24.20
        Credit card fees.................................................         409      2,999     (2,590)    (86.36)
        Loan servicing fees, net.........................................         657      1,017       (360)    (35.40)
        Net gain on sales of available-for-sale securities...............         791      1,466       (675)    (46.04)
        Net (loss) gain on trading securities............................        (303)       607       (910)   (149.92)
        Gain on sales of branches, net of expenses.......................       4,406         --      4,406        --
        Other............................................................      11,105      9,969      1,136      11.40
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  41,650     36,497      5,153      14.12
                                                                            =========   ========    =======    =======

     Noninterest expense:
        Salaries and employee benefits...................................   $  61,524     55,907      5,617      10.05%
        Occupancy, net of rental income..................................      12,518     11,037      1,481      13.42
        Furniture and equipment..........................................       8,520      8,122        398       4.90
        Postage, printing and supplies...................................       4,244      5,230       (986)    (18.85)
        Data processing fees.............................................      18,567     13,917      4,650      33.41
        Legal, examination and professional fees.........................       9,109      5,326      3,783      71.03
        Credit card......................................................         667      3,396     (2,729)    (80.36)
        Amortization of intangibles associated with the
          purchase of subsidiaries.......................................       4,401      3,184      1,217      38.22
        Communications...................................................       2,488      2,874       (386)    (13.43)
        Advertising and business development.............................       3,734      4,668       (934)    (20.01)
        Guaranteed preferred debentures..................................      12,050      9,842      2,208      22.43
        Other............................................................      12,985     15,201     (2,216)    (14.58)
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 150,807    138,704     12,103       8.73
                                                                            =========   ========    =======    =======

         Noninterest Income. Noninterest income was $41.7 million for the year ended December 31, 1999, compared to $36.5 million for 1998. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $17.7 million for 1999, from $14.9 million for 1998. The increase in service charges and customer service fees is attributable to:

        o    increased deposit balances provided by internal growth;

        o    our acquisitions completed throughout 1998 and 1999;

        o additional products and services available and utilized by our expanding base of retail and commercial customers;

        o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999, and enhanced control of fee waivers; and

        o increased interchange income associated with automatic teller machine services and debit and credit cards.

         As described below, this increase was partially offset by the foregone revenue associated with the divestiture of certain branches in 1999, which resulted in a reduction in First Bank's deposit base of approximately $54.8 million.

         Credit card fees declined to $409,000 for 1999, from $3.0 million for 1998. The reduction in credit card fees primarily results from the liquidation of our merchant credit card processing operation effective December 31, 1998.

         Our mortgage banking revenues consist primarily of loan servicing fees, net, and gain on mortgage loans sold and held for sale. Loan servicing fees, net, decreased to $657,000 from $1.0 million for the years ended December 31, 1999 and 1998, respectively. We attribute the decrease in loan servicing fees to aggregate increases of $698,000 in additional amortization of mortgage servicing rights, interest shortfall and mortgage-backed security expense. This decrease in loan servicing fees was partially offset by an increase in loan servicing fees resulting from the increase in the portfolio of loans serviced for others. The gain on mortgage loans sold and held for sale increased to $6.9 million from $5.6 million for 1999 and 1998, respectively. This increase regarding mortgage loans is attributable to an increased volume of loans sold and held for sale, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $791,000 and $1.5 million for the years ended December 31, 1999 and 1998, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth.

         Net loss on sales of trading securities was $303,000 for the year ended December 31, 1999, in comparison to a net gain of $607,000 for 1998. The loss for 1999 resulted from the termination of our trading division, effective December 31, 1998, and the subsequent liquidation of all trading portfolio securities during the first quarter of 1999.

         The gain on sales of branches, net of expenses, of $4.4 million resulted from the divestiture of seven branches in the central and northern Illinois market areas.

         Other income was $11.1 million and $10.0 million for the years ended December 31, 1999 and 1998, respectively. The primary components of the increase are attributable to increased income earned on our investment in bank-owned life insurance and expanded brokerage and private banking and trust services. The bank-owned life insurance income increased to $3.9 million for 1999, in comparison to $3.1 million for 1998. This increase results from twelve months of earnings on FBA's investment in bank-owned life insurance in 1999, in comparison to nine months of earnings in 1998. In addition, trust services income increased to $1.8 million for 1999 from $1.4 million for 1998 due to the continued expansion of these services, primarily in California.

         Noninterest Expense. Noninterest expense increased to $150.8 million for the year ended December 31, 1999 from $138.7 million for 1998. The increase reflects:

        o    our acquisitions completed throughout 1998 and 1999;

        o increased data processing fees primarily associated with our Year 2000 Program;

        o    increased legal, examination and professional fees; and

        o    FBA's issuance of trust preferred securities in July 1998.

         The overall increase in noninterest expense was partially offset by a decline in credit card expenses and a reduction in advertising and business development expenses, postage, printing and supplies expenses and communications expenses. This is consistent with management's efforts to more effectively manage these expenditures.

         Specifically, salaries and employee benefits increased by $5.6 million to $61.5 million from $55.9 million for the years ended December 31, 1999 and 1998, respectively. We associate the increase with the newly-acquired banks and our continued commitment to expanding our commercial, mortgage banking and retail business development capabilities associated with the expansion and delivery of our products and services. The overall increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs.

         Data processing fees were $18.6 million and $13.9 million for 1999 and 1998, respectively. First Services, L.P., a limited partnership indirectly owned by our Chairman and his adult children, provides data processing and various related services to our subsidiary banks and us under the terms of data processing agreements. We attribute the increase in data processing fees to growth and technological advancements consistent with our product and service offerings, increased expenses attributable to communication data lines related to the expansion of the branch network infrastructure and expenses associated with our Year 2000 Program.

         Legal, examination and professional fees increased by $3.8 million to $9.1 million in 1999, from $5.3 million in 1998. We attribute the increase in these fees to our expanded utilization of external consultants in conjunction with the development and expansion of selected business initiatives. Increased legal expenditures associated with the settlement of certain litigation further contributed to the overall increase.

         Credit card expenses declined by $2.7 million to $667,000 from $3.4 million for the years ended December 31, 1999 and 1998, respectively. As previously discussed, this decline primarily results from the liquidation of our merchant credit card processing operation, effective December 31, 1998.

         Amortization of intangibles associated with the purchase of subsidiaries was $4.4 million and $3.2 million for the years ended December 31, 1999 and 1998, respectively. The increase for 1999 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the acquisitions that we completed during 1999.

         Guaranteed preferred debentures increased by $2.2 million to $12.1 million from $9.8 million for the years ended December 31, 1999 and 1998, respectively. We associate the increase for 1999 with the issuance by FBA's financing subsidiary of its trust preferred securities in July 1998.

Balance Sheet

Investment Securities

         We classify the securities within our investment portfolio as held to maturity or available for sale. We no longer engage in the trading of investment securities. Our investment security portfolio consists primarily of securities designated as available for sale. The investment security portfolio was $385.0 million and $563.5 million at June 30, 2001 and December 31, 2000, respectively, compared to $451.6 million and $534.8 million at December 31, 1999 and 1998, respectively. We attribute the decrease in investment securities during the six months ended June 30, 2001 to the liquidation of certain investment securities held by FBA and a higher than normal level of investment security calls resulting from the general decline in interest rates.

Loans and Allowance for Loan Losses

         Interest earned on our loan portfolio represents the principal source of income for our subsidiary banks. Interest and fees on loans were 92.8% and 92.0% of total interest income for the six months ended June 30, 2001 and 2000, respectively, and 92.3%, 91.5% and 86.7% of total interest income for the years ended December 31, 2000, 1999 and 1998, respectively. Loans, net of unearned discount, represented 82.3% and 80.9% of total assets as of June 30, 2001 and December 31, 2000, respectively, compared to 82.1% and 78.6% of total assets at December 31, 1999 and 1998, respectively. Total loans, net of unearned discount, increased $109.7 million to $4.86 billion for the six months ended June 30, 2001, $750.0 million to $4.75 billion for the year ended December 31, 2000, and

$420.0 million to $4.00 billion for the year ended December 31, 1999. We view the quality, yield and growth of our loan portfolio to be instrumental elements in determining our profitability.

         During the five years ended December 31, 2000, total loans, net of unearned discount, increased 71.5% from $2.77 billion at December 31, 1996 to $4.75 billion at December 31, 2000. At June 30, 2001, total loans, net of unearned discount, were $4.86 billion. Throughout this period, we have substantially enhanced our capabilities for achieving and managing internal growth. A key element of this process has been the expansion of our corporate business development staff, which is responsible for the internal development of both loan and deposit relationships with commercial customers. While this process was occurring, in order to achieve more diversification, a higher level of interest yield and a reduction in interest rate risk within our loan portfolio, we also focused on repositioning our portfolio. As the corporate business development effort continued to originate a substantial volume of new loans, substantially all of our residential mortgage loan production has been sold in the secondary mortgage market. We have also substantially reduced our origination of indirect automobile loans. This allowed us to fund part of the growth in corporate lending through reductions in residential real estate and indirect automobile lending.

         In addition, our acquisitions added substantial portfolios of new loans. Some of these portfolios, particularly those from acquisitions completed in 1995, contained significant loan problems, which we anticipated and considered in our acquisition pricing. As we resolved the asset quality issues, the portfolios of the acquired entities tended to decline because many of the resources which would otherwise be directed toward generating new loans were concentrated on improving or eliminating existing relationships.

         This table summarizes the effects of these factors on our loan portfolio for the six months ended June 30, 2001 and five years ended December 31, 2000:

                                                                                     Increase (Decrease)
                                                 Increase (Decrease)          for the Year Ended December 31,
                                                 for the Six Months   -------------------------------------------------
                                                 Ended June 30, 2001   2000       1999       1998       1997      1996
                                                 -------------------   ----       ----       ----       ----      ----
                                                                 (dollars expressed in thousands)

     Internal loan volume increase (decrease):
         Commercial lending.....................    $  71,918        360,410    363,486    633,660    378,882   209,251
         Residential real estate lending (1)....      101,078         20,137   (126,418)  (152,849)  (144,707) (164,400)
         Consumer lending, net of
           unearned discount....................      (63,318)       (64,606)   (56,349)   (30,506)   (54,305)  (82,231)
     Loans provided by acquisitions.............           --        440,000    235,500    127,600     54,361    61,130
                                                    ---------        -------   --------   --------   --------  --------
           Total increase in loans, net of
               unearned discount................    $ 109,678        755,941    416,219    577,905    234,231    23,750
                                                    =========        =======   -=======   ========   ========  ========

     -------------------------
     (1) Includes loans held for sale, which increased $120.7 million for the six months ended June 30, 2001.


         Our lending strategy stresses quality, growth and diversification. Throughout our organization, we employ a common credit underwriting policy. Our commercial lenders focus principally on small to middle-market companies. Consumer lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing opportunities arising out of our branch banking network.

         Commercial, financial and agricultural loans include loans that are made primarily based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources even though such loans and bonds may also be secured by real estate or other assets. Real estate construction and development loans, primarily relating to residential properties and commercial properties, represent financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family, owner-occupied properties and various types of commercial properties on which the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed and adjustable rate residential loans pending sale in the secondary mortgage market in the form of a mortgage-backed security, or to various private third-party investors.

         The following table summarizes the composition of our loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:

                                                                                December 31,
                            --------------------------------------------------------------------------------------------------------
                              June 30, 2001          2000             1999              1998            1997            1996
                            ----------------    ------------     --------------- -----------------  --------------  ----------------
                            Amount       %      Amount      %       Amount      %    Amount    %     Amount    %      Amount    %
                            ------       -      ------      -      ------      -     ------    -   ---------   -      ------    -
                                                                (dollars expressed in thousands)

Commercial, financial
   and agricultural......$1,559,990  33.4% $1,496,284  32.0% $1,086,919  27.4% $  920,007  26.7%$  621,618   21.1% $  457,186  16.7%
Real estate construction
   and development.......   813,574  17.4     809,682  17.3     795,081  20.1     720,910  20.9    413,107   14.0     289,378  10.5
Real estate mortgage:
   One-to-four-family
     residential loans...   706,869  15.1     726,474  15.5     720,630  18.2     739,442  21.5    915,205   31.1   1,059,770  38.7
   Other real estate
     loans............... 1,480,703  31.7   1,476,383  31.5   1,130,939  28.6     789,735  22.9    713,910   24.3     600,810  21.9
Consumer and installment,
     net of unearned
     discount............   111,019   2.4     174,337   3.7     225,343   5.7     274,392   8.0    279,279    9.5     333,340  12.2
                         ---------- -----   --------- ------  --------- -----  ---------- -----   --------  -----  ---------- -----
      Total loans,
        excluding
        loans held
        for sale......... 4,672,155 100.0%  4,683,160 100.0%  3,958,912 100.0%  3,444,486 100.0% 2,943,119  100.0%  2,740,484 100.0%
                                    =====             =====             =====             =====             =====             =====
Loans held for sale......   189,788            69,105            37,412           135,619           59,081             27,485
                         ----------        ----------        ----------        ----------       ----------         ----------

      Total loans........$4,861,943        $4,752,265        $3,996,324        $3,580,105       $3,002,200         $2,767,969
                         ==========        ==========        ==========        ==========       ==========         ==========



     Loans at December 31, 2000 mature as follows:

                                                                             Over one year
                                                                             through five
                                                                                 years          Over five years
                                                                             ---------------    ---------------
                                                              One year     Fixed    Floating    Fixed  Floating
                                                              or less      rate       rate      rate     rate      Total
                                                              --------     ----       ----      ----     ----      -----
                                                                          (dollars expressed in thousands)

Commercial, financial and agricultural....................  $ 1,253,183   159,905     54,266   18,524   10,406  1,496,284
Real estate construction and development..................      775,615    27,314      4,231      206    2,316    809,682
Real estate mortgage......................................    1,130,611   466,735    317,581  174,650  113,280  2,202,857
Consumer and installment, net of unearned discount........       45,751   104,364      1,207   21,308    1,707    174,337
Loans held for sale.......................................       69,105        --         --       --       --     69,105
                                                            -----------  --------   --------  -------  -------  ---------
      Total loans.........................................  $ 3,274,265   758,318    377,285  214,688  127,709  4,752,265
                                                            ===========  ========   ========  =======  =======  =========


         The following table is a summary of loan loss experience for the six months ended June 30, 2001 and 2000, and for the five years ended December 31, 2000:


                                                As of or for the Six
                                                Months Ended June 30,       As of or for the Years Ended December 31,
                                               ----------------------   ------------------------------------------------
                                                 2001         2000        2000       1999      1998      1997      1996
                                                 ----         ----        ----       ----      ----      ----      ----
                                                                       (dollars expressed in thousands)

Allowance for loan losses,
    beginning of period..................... $   81,592      68,611       68,611    60,970    50,509    46,781     52,665
Acquired allowances for loan losses.........         --         799        6,062     3,008     3,200        30      2,338
                                             ----------   ---------    --------- --------- --------- ---------  ---------
                                                 81,592      69,410       74,673    63,978    53,709    46,811     55,003
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Loans charged-off:
    Commercial, financial and agricultural..    (14,126)     (2,949)      (9,768)  (10,855)   (3,908)   (2,308)    (8,918)
    Real estate construction and development        (65)         (1)      (2,229)     (577)     (185)   (2,242)    (1,241)
    Real estate mortgage....................       (375)       (378)      (2,213)   (2,561)   (2,389)   (6,250)   (10,308)
    Consumer and installment................       (770)     (1,642)      (2,840)   (3,728)   (3,701)   (6,032)    (8,549)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Total.............................    (15,336)     (4,970)     (17,050)  (17,721)  (10,183)  (16,832)   (29,016)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Recoveries of loans previously charged-off:
    Commercial, financial and agricultural..      1,884       3,684        5,621     3,602     3,417     2,146      2,642
    Real estate construction and development        239         244          319       849       342       269        495
    Real estate mortgage....................        846       1,149        1,937     2,357     2,029     3,666      3,255
    Consumer and installment................        806       1,103        1,965     2,473     2,656     3,149      2,908
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Total.............................      3,775       6,180        9,842     9,281     8,444     9,230      9,300
                                             ----------   ---------    --------- --------- --------- ---------  ---------
          Net loan (charge-offs) recoveries.    (11,561)      1,210       (7,208)   (8,440)   (1,739)   (7,602)   (19,716)
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Provision for loan losses...................      7,110       7,202       14,127    13,073     9,000    11,300     11,494
                                             ----------   ---------    --------- --------- --------- ---------  ---------
Allowance for loan losses, end of period.... $   77,141      77,822       81,592    68,611    60,970    50,509     46,781
                                             ==========   =========    ========= ========= ========= =========  =========

Loans outstanding, net of unearned discount:
    Average................................. $4,840,188   4,180,776    4,290,958 3,812,508 3,250,719 2,846,157  2,726,297
    End of period...........................  4,861,943   4,326,393    4,752,265 3,996,324 3,580,105 3,002,200  2,767,969
    End of period, excluding loans
      held for sale.........................  4,672,155   4,286,326    4,683,160 3,958,912 3,444,486 2,943,119  2,740,484
                                             ==========   =========    ========= ========= ========= =========  =========

Ratio of allowance for loan losses
    to loans outstanding:
    Average.................................       1.59%       1.86%        1.90%     1.80%     1.88%     1.77%      1.72%
    End of period...........................       1.59        1.80         1.72      1.72      1.70      1.68       1.69
    End of period, excluding loans
      held for sale.........................       1.65        1.82         1.74      1.73      1.77      1.72       1.71
Ratio of net charge-offs (recoveries)
    to average loans outstanding (1)........       0.48       (0.06)        0.17      0.22      0.05      0.27       0.72
Ratio of current period recoveries to
    preceding period's total charge-offs....      75.96       82.09        55.54     91.14     50.17     31.81      59.54
                                             ==========   ==========   ========= ========= ========= =========  =========
---------------------------
(1) Ratios for the six month period are annualized.



         The following table is a summary of the allocation of the allowance for loan losses for the five years ended December 31, 2000:

                                                                           As of or for the Years Ended December 31,
                                                                        ------------------------------------------------
                                                                          2000      1999       1998      1997      1996
                                                                          ----      ----       ----       ---      ----
                                                                                    (dollars expressed in thousands)

    Commercial, financial and agricultural............................. $ 32,352    24,898    19,239    14,879    13,579
    Real estate construction and development...........................   14,667    13,264    15,073     7,148     4,584
    Real estate mortgage...............................................   24,691    20,750    18,774    18,317    14,081
    Consumer and installment...........................................    3,142     4,390     5,180     5,089    10,296
    Unallocated........................................................    6,740     5,309     2,704     5,076     4,241
                                                                        --------    ------    ------    ------    ------
          Total........................................................ $ 81,592    68,611    60,970    50,509    46,781
                                                                        ========    ======    ======    ======    ======

         Nonperforming assets include nonaccrual loans, restructured loans and other real estate. The following table presents the categories of nonperforming assets and certain ratios as of the dates indicated:


                                                      June 30,                           December 31,
                                               --------------------    --------------------------------------------------
                                                2001         2000       2000       1999       1998       1997      1996
                                                ----         ----       ----       ----       ----       ----      ----
                                                                          (dollars expressed in thousands)

    Commercial, financial and agricultural:
       Nonaccrual............................$   26,887     14,824      22,437    18,397     15,385     4,017      4,113
       Restructured terms....................        --         22          22        29         --        --        130
    Real estate construction
       and development:
       Nonaccrual............................    13,316      2,392      11,068     1,886      3,858     4,097        817
    Real estate mortgage:
       Nonaccrual............................    17,820     16,398      16,524    16,414     18,858    10,402     24,486
       Restructured terms....................     2,930      2,971       2,952     2,979      5,221     5,456        278
    Consumer and installment:
       Nonaccrual............................        58        208         155        32        216        94        440
       Restructured terms....................         7         --           8        --         --        --          5
                                             ----------  ---------   --------- ---------  ---------  --------  ---------
              Total nonperforming loans......    61,018     36,815      53,166    39,737     43,538    24,066     30,269
    Other real estate........................     3,690      1,903       2,487     2,129      3,709     7,324     10,607
                                             ----------  ---------   --------- ---------  ---------  --------  ---------
              Total nonperforming  assets... $   64,708     38,718      55,653    41,866     47,247    31,390     40,876
                                             ==========  =========   ========= =========  =========  ========  =========
    Loans, net of unearned discount..........$4,861,943  4,326,393   4,752,265 3,996,324  3,580,105  3,002,20  2,767,969
                                             ==========  =========   ========= =========  =========  ========  =========
        Loans past due 90 days or more
          and still accruing.................$    7,550      3,477       3,009     5,844      4,674     2,725      3,779
                                             ==========  =========   ========= =========  =========  ========  =========


    Ratio of:
       Allowance for loan losses to loans....      1.59%      1.80%       1.72%     1.72%      1.70%     1.68%      1.69%
       Nonperforming loans to loans..........      1.26       0.85        1.12      0.99       1.22      0.80       1.09
       Allowance for loan losses to
          nonperforming loans................    126.42     211.39      153.47    172.66     140.04    209.88     154.55
       Nonperforming assets to loans and
          other real estate..................      1.33       0.89        1.17      1.05       1.32      1.04       1.47
                                             ==========  =========   ========  =========  =========  ========= =========

         Nonperforming loans, consisting of loans on nonaccrual status and certain restructured loans, were $61.0 million at June 30, 2001 and $53.2 million at December 31, 2000, in comparison to $39.7 million and $43.5 million at December 31, 1999 and 1998, respectively. Included in nonaccrual real estate construction and development loans at June 30, 2001 and December 31, 2000 is a single borrowing relationship of $12.7 million and $10.9 million, respectively, relating to a residential and recreational development project that has had significant financial difficulties. This project experienced inadequate project financing at inception, project delays and weak project management. Financing for this project has since been recast, and is presently meeting development expectations. We attribute the increase in nonperforming and past due loans for the six months ended June 30, 2001 to be reflective of cyclical trends experienced within the banking industry as a result of economic slow down. Consistent with the recent general economic slow down experienced within our primary markets, we anticipate this trend will continue in the upcoming months. The increase in nonperforming and past due loans in 2000 primarily resulted from a small number of credit relationships that were placed on nonaccrual during the year ended December 31, 2000. These nonperforming loans are symptomatic of circumstances that are specific to these relationships, and are not indicative of distress across the broad spectrum of our loan portfolio. As previously discussed, certain acquired loan portfolios, particularly those acquired during 1995, exhibited varying degrees of distress prior to their acquisition. While these problems had been identified and considered in our acquisition pricing, the acquisitions led to an increase in nonperforming assets and problem loans (as defined below) to $95.0 million at December 31, 1995. Nonperforming assets and problem loans were reduced to $59.3 million at December 31, 1997. At December 31, 1998, nonperforming assets and problem loans increased to $68.5 million. We associate the increase for 1998 to two commercial loans totaling $6.0 million, net of charge-offs; our acquisitions of Republic Bank and Pacific Bay Bank; and the overall growth of our loan portfolio, principally commercial, financial and agricultural, real estate construction and development and commercial real estate loans.

         As of June 30, 2001, December 31, 2000 and December 31, 1999, $55.7
million, $50.2 million and $36.3 million, respectively, of loans not included in the table above were identified by management as having potential credit problems (problem loans). We attribute the increase primarily to the gradual slow down and uncertainties that have recently occurred in the economy surrounding the markets in which we operate. As of December 31, 1998, 1997 and 1996, problem loans totaled $21.3 million, $27.9 million and $31.5 million, respectively.

         Our credit management policies and procedures focus on identifying, measuring and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan reviews, external audits and regulatory bank examinations. The system requires rating all loans at the time they are originated, except for homogeneous categories of loans, such as residential real estate mortgage loans, indirect automobile loans and credit card loans. These homogeneous loans are assigned an initial rating based on our experience with each type of loan. We adjust these ratings based on payment experience subsequent to their origination.

         We include adversely rated credits, including loans requiring close monitoring which would not normally be considered criticized credits by regulators, on a monthly loan watch list. Loans may be added to our watch list for reasons that are temporary and correctable, such as the absence of current financial statements of the borrower or a deficiency in loan documentation. Other loans are added whenever any adverse circumstance is detected which might affect the borrower's ability to meet the terms of the loan. The delinquency of a scheduled loan payment, a deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates could initiate the addition of a loan to the list. Loans on the watch list require periodic detailed loan status reports prepared by the responsible officer, which are discussed in formal meetings with loan review and credit administration staff members. Downgrades of loan risk ratings may be initiated by the responsible loan officer at any time. However, upgrades of risk ratings may only be made with the concurrence of selected loan review and credit administration staff members generally at the time of the formal watch list review meetings.

         Each month, the credit administration department provides management with detailed lists of loans on the watch list and summaries of the entire loan portfolio of each subsidiary bank by risk rating. These are coupled with analyses of changes in the risk profiles of the portfolios, changes in past-due and nonperforming loans and changes in watch list and classified loans over time. In this manner, we continually monitor the overall increases or decreases in the levels of risk in the portfolios. Factors are applied to the loan portfolios for each category of loan risk to determine acceptable levels of allowance for loan losses. We derive these factors from the actual loss experience of our subsidiary banks and from published national surveys of norms in the industry. The calculated allowances required for the portfolios are then compared to the actual allowance balances to determine the provisions necessary to maintain the allowances at appropriate levels. In addition, management exercises a certain degree of judgment in its analysis of the overall adequacy of the allowance for losses. In its analysis, management considers the change in the portfolio, including growth, composition and the ratio of net loans to total assets, and the economic conditions of the regions in which we operate. Based on this quantitative and qualitative analysis, provisions are made to the allowance for loan losses. Such provisions are reflected in our consolidated statements of income.

         We do not engage in lending to foreign countries or activities based in foreign countries. Additionally, we do not have any concentrations of loans exceeding 10% of total loans that are not otherwise disclosed in the loan portfolio composition table. We do not have a material amount of interest-earning assets that would have been included in nonaccrual, past due or restructured loans if such assets were loans.

Deposits

         Deposits are the primary source of funds for our subsidiary banks. Our deposits consist principally of core deposits from each bank's local market areas, including individual and corporate customers. The following table sets forth the distribution of our average deposit accounts at the dates indicated and the weighted average interest rates on each category of deposits:

                                                                           Year Ended December 31,
                                  Six Months Ended     ----------------------------------------------------------------------------
                                   June 30, 2001                2000                  1999                    1998
                              -----------------------  ----------------------   -----------------------  --------------------------
                                         Percent                 Percent                   Percent                    Percent
                                           of                      of                        of                         of
                              Amount    deposits Rate   Amount  deposits Rate   Amount    deposits  Rate   Amount    deposits  Rate
                              ------    -------------   ------  -------------   ------    --------  ----   ------    --------  ----
                                                                (dollars expressed in thousands)

Noninterest-bearing demand.. $  714,891   14.42%  --% $  634,886  14.18%    --%  $  552,029  13.59%    --% $  463,939  12.27%    --%
Interest-bearing demand.....    466,634    9.41  1.50    421,986   9.43   1.40      391,892   9.65   1.30     357,463   9.45   1.44
Savings.....................  1,452,496   29.31  3.82  1,279,378  28.59   4.04    1,220,425  30.03   3.61   1,076,524  28.48   3.96
Time deposits ..............  2,322,546   46.86  5.95  2,139,305  47.80   5.62    1,899,218  46.73   5.35   1,882,329  49.80   5.74
                             ----------  ------  ==== ----------  ----- ======   ---------- ------ ======  ---------- ------   ====
      Total average deposits $4,956,567  100.00%      $4,475,555 100.00%         $4,063,564 100.00%        $3,780,255 100.00%
                             ==========  ======       ========== ======          ========== ======         ========== ======

Capital and Dividends

         Historically, we have accumulated capital to support our acquisitions by retaining most of our earnings. We pay relatively small dividends on our Class A convertible, adjustable rate preferred stock and our Class B adjustable rate preferred stock, totaling $786,000 for the years ended December 31, 2000, 1999 and 1998. We have never paid, and have no present intention to pay, dividends on our common stock.

         Management believes as of June 30, 2001, December 31, 2000 and 1999, our subsidiary banks and we were "well capitalized" as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         In December 1996, we formed our initial financing subsidiary for the purpose of issuing $86.25 million of trust preferred securities, and in October 2000, we formed our second financing subsidiary for the purpose of issuing $57.5 million of trust preferred securities. In June 1998, FBA formed its financing subsidiary for the purpose of issuing $46.0 million of trust preferred securities. For regulatory reporting purposes, these preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 capital. Because of these limitations, as of June 30, 2001, $62.4 million of these preferred securities were not includable in Tier 1 capital, although all of this amount was included in total risk-based capital.

Liquidity

         Our liquidity and the liquidity of our subsidiary banks is the ability to maintain a cash flow which is adequate to fund operations, service debt obligations and meet obligations and other commitments on a timely basis. Our subsidiary banks receive funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, we may avail ourselves of other sources of funds by issuing certificates of deposit in denominations of $100,000 or more, borrowing federal funds, selling securities sold under agreements to repurchase and utilizing borrowings from the Federal Home Loan Banks and other borrowings, including our revolving credit line. The aggregate funds acquired from these sources were $755.8 million, $723.5 million and $476.8 million at June 30, 2001, December 31, 2000 and 1999, respectively.

         The following table presents the maturity structure of these other sources of funds, which consists of certificates of deposit of $100,000 or more, short-term borrowings and our revolving note payable, at June 30, 2001:

                                                                                           June 30, 2001
                                                                                           -------------
                                                                                 (dollars expressed in thousands)

          Three months or less.........................................................     $ 349,432
          Over three months through six months.........................................        94,028
          Over six months through twelve months........................................       126,966
          Over twelve months...........................................................       185,358
                                                                                            ---------
                    Total..............................................................     $ 755,784
                                                                                            =========

         In addition to these sources of funds, our subsidiary banks have established borrowing relationships with the Federal Reserve Banks in their respective districts. These borrowing relationships, which are secured by commercial loans, provide an additional liquidity facility that may be utilized for contingency purposes. At June 30, 2001 and December 31, 2000, the borrowing capacity of our subsidiary banks under these agreements was approximately $1.27 billion and $1.24 billion, respectively. In addition, our subsidiary banks' borrowing capacity through their relationships with the Federal Home Loan Banks was approximately $213.6 million and $262.1 million at June 30, 2001 and December 31, 2000, respectively.

         Management believes the available liquidity and operating results of our subsidiary banks will be sufficient to provide funds for growth and to permit the distribution of dividends to us sufficient to meet our operating and debt service requirements, both on a short-term and long-term basis, and to pay the dividends on the trust preferred securities issued by our financing subsidiaries and FBA's financing subsidiary.

Effects of New Accounting Standards

         In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities. In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         We utilize derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. We use such derivative instruments solely to reduce our interest rate exposure. The following is a summary of our accounting policies for derivative instruments and hedging activities under SFAS 133, as amended.

         Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in earnings on each monthly measurement date. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value. Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value on the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in earnings on each monthly measurement date.

         Interest Rate Lock Commitments. Commitments to originate loans, or interest rate lock commitments, which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         Forward Contracts to Sell Mortgage-Backed Securities. Forward contracts to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         On January 1, 2001, we implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, we recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income. The effect of future derivative transactions as well as further guidance from the Derivative Implementation Group may result in modifications of our current assessment of SFAS 133, as amended, and its overall impact on our consolidated financial statements.

         In September 2000, the FASB issued SFAS No. 140 -- Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125. SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities which are based on the consistent application of a financial-components approach. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2001. On December 31, 2000, we implemented the disclosure requirements of SFAS No. 140, and on March 31, 2001, we implemented the SFAS No. 140 requirements pertaining to transfers and servicing of financial assets and extinguishments of liabilities. The implementation of these requirements did not have a material effect on our consolidated financial statements. In addition, we have evaluated the additional requirements of SFAS No. 140, which will become effective for fiscal years ending after December 15, 2001, to determine their potential impact on our consolidated financial statements. Based upon our analysis, we do not believe they will have a material effect on our consolidated financial statements.

         In July 2001, the FASB issued SFAS No. 141 -- Business Combinations, and SFAS No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The amortization of goodwill ceases upon adoption of SFAS No. 142, which for calendar year-end companies, will be January 1, 2002.

         As of January 1, 2002, the date of adoption, we expect to have unamortized goodwill, exclusive of our pending acquisitions, of approximately $79.9 million, all of which will be subject to the transition provisions of SFAS No. 141 and SFAS No. 142. Amortization of intangibles associated with the purchase of subsidiaries was $3.7 million for the six months ended June 30, 2001, and $5.3 million, $4.4 million and $3.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. We are currently evaluating the additional requirements of SFAS No. 141 and SFAS No. 142 to determine their potential impact on our consolidated financial statements.

Effects of Inflation

         Inflation affects financial institutions less than other types of companies. Financial institutions make relatively few significant asset acquisitions that are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, we believe this is generally manageable through our asset-liability management program.

                                    BUSINESS

Who We Are

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Over the years, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. As of June 30, 2001, we had total assets of $5.90 billion, loans, net of unearned discount, of $4.86 billion, total deposits of $4.99 billion and total stockholders' equity of $396.4 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                                                                   Total Assets
                                                         Geographic (Number of) Locations           at June 30,
                           Name                                 at June 30, 2001                        2001
       -----------------------------------------     --------------------------------------    ------------------
                                                                                               (dollars expressed
                                                                                                  in thousands)


       First Bank                                       Missouri (44) and Illinois (42)             $3,244,560
       First Banks America, Inc., and its
          subsidiary:                                    California (44) and Texas (6)               2,628,378
            First Bank & Trust

         Our subsidiary banks are wholly owned by their respective parent companies. We owned 93.16% of First Banks America, Inc., or FBA, at June 30, 2001.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and his adult children, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

Acquisitions


         Prior to 1994, we concentrated our acquisitions within the market areas of eastern Missouri and central and southern Illinois. The premiums required to successfully pursue acquisitions escalated sharply in 1993, reducing the economic viability of many potential acquisitions in that area. Recognizing this, we began to expand the geographic area in which we approached acquisition candidates. While we were successful in making acquisitions in Chicago and northern Illinois, we noted that acquisition pricing in Chicago and other areas being considered was similar to that in our eastern Missouri and central and southern Illinois acquisition areas. As a result, while we continued to pursue acquisitions within these areas, we turned much of our attention to institutions that could be acquired at more attractive prices that were within major metropolitan areas outside of these market areas. This led to the acquisition of BancTEXAS Group Inc. in 1994, which had offices in Dallas and Houston, Texas, and numerous acquisitions of financial institutions that had offices in Los Angeles, Orange County, Santa Barbara, San Francisco, San Jose, Ventura and Sacramento, California during the five years ended December 31, 2000. For the three years ended December 31, 2000, we completed nine acquisitions of banks and two branch office purchases. On October 16, 2001, we acquired an additional bank in Agoura Hills, California. These transactions provided total assets of $1.25 billion and 26 banking locations.

         Pending Acquisitions




         On June 22, 2001, FBA and BYL Bancorp, or BYL, executed a definitive agreement providing for the acquisition of BYL and its wholly owned banking subsidiary, BYL Bank Group, by FBA. Under the terms of the agreement, the shareholders of BYL will receive $18.50 per share in cash, or a total of approximately $52.0 million. BYL is headquartered in Orange, California, and has six branches located in Orange and Riverside counties. At June 30, 2001, BYL had $278.2 million in total assets, $151.2 million in loans, net of unearned discount, $12.3 million in investment securities and $246.1 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On July 20, 2001, we executed a definitive agreement with Union Financial Group, Ltd., or UFG, providing for the acquisition of UFG for a total purchase price of approximately $26.8 million. Under the terms of the agreement, the common shareholders of UFG will receive $11.00 per share in cash, or a total of approximately $18.0 million, subject to a $1.60 per common share escrow to cover certain contingent liabilities. The shareholders of Series D preferred stock will receive the stated value of $100,000 per share. UFG is headquartered in Swansea, Illinois, and operates nine banking offices located in St. Clair, Madison, Jersey and Macoupin counties. At June 30, 2001, UFG had $361.0 million in total assets, $270.0 million in loans, net of unearned discount, $62.3 million in investment securities and $300.8 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the fourth quarter of 2001.

         On August 2, 2001, we executed a definitive agreement with Plains Financial Corporation, or PFC, providing for the acquisition of PFC. Under the terms of the agreement, the shareholders of PFC will receive $293.07 per share in cash, or a total of approximately $36.5 million. PFC is headquartered in Des Plaines, Illinois, and has a total of three banking offices in Des Plaines, and one banking office in Elk Grove, Illinois. At June 30, 2001, PFC had $255.4 million in total assets, $149.7 million in loans, net of unearned discount, $72.7 million in investment securities and $220.3 million in deposits. We expect this transaction, which is subject to regulatory approvals, will be completed during the first quarter of 2002.



        Closed Acquisition

        On October 16, 2001, FBA completed its acquisition of Charter Pacific Bank, or Charter Pacific, Agoura Hills, California, in exchange for $19.3 million in cash. Charter Pacific was headquartered in Agoura Hills, California, and had one other branch office in Beverly Hills, California. At the time of the transaction, Charter Pacific had $101.5 million in total assets, $70.2 million in loans, net of unearned discount, $7.5 million in investment securities and $89.0 million in deposits. Charter Pacific was merged with and into First Bank & Trust at the time of the transaction.



Market Area

         As of June 30, 2001, our subsidiary banks' 136 banking facilities were located throughout eastern Missouri and in Illinois, Texas and California. We service the St. Louis, Missouri metropolitan area as our primary market area. Our second and third largest market areas are central and southern Illinois and southern and northern California, respectively. We also have locations in the Houston, Dallas, Irving and McKinney, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

Competition and Branch Banking

         Our subsidiary banks engage in highly competitive activities. Those activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large regional or national holding companies. Financial institutions compete based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

         Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies, which are significantly larger than us and have greater access to capital and other resources.

         We believe we will continue to face competition in the acquisition of independent banks and savings banks from bank and financial holding companies. We often compete with larger financial institutions that have substantially greater resources available for making acquisitions.

         Subject to regulatory approval, commercial banks situated in California, Illinois, Missouri and Texas are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in our service areas.

Employees

         As of September 30, 2001, we employed approximately 1,977 employees. None of the employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

         In the ordinary course of business, we and our subsidiaries become involved in legal proceedings. Our management, in consultation with legal counsel, believes that the ultimate resolution of these proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Supervision and Regulation

         General. Federal and state laws extensively regulate First Banks and our subsidiary banks primarily to protect depositors and customers of our subsidiary banks. To the extent this discussion refers to statutory or regulatory provisions, it is not intended to summarize all of such provisions and is qualified in its entirety by reference to the relevant statutory and regulatory provisions. Changes in applicable laws, regulations or regulatory policies may have a material effect on our business and prospects. We are unable to predict the nature or extent of the effects on our business and earnings that new federal and state legislation or regulation may have. The enactment of the legislation described below has significantly affected the banking industry generally and is likely to have ongoing effects on us and our subsidiary banks in the future.

         We are a registered bank holding company under the Bank Holding Company Act of 1956 and, as such, the Board of Governors of the Federal Reserve System regulates, supervises and examines us. We file annual reports with the Federal Reserve and provide to the Federal Reserve additional information as it may require.

         Since First Bank is an institution chartered by the State of Missouri, the State of Missouri Division of Finance supervises, regulates and examines First Bank. First Bank & Trust is chartered by the State of California and is subject to supervision, regulation and examination by the California Department of Financial Institutions. Our subsidiary banks are also regulated by the Federal Deposit Insurance Corporation, which provides deposit insurance of up to $100,000 for each insured depositor.

         Bank Holding Company Regulation. First Banks' activities and those of our subsidiary banks have in the past been limited to the business of banking and activities "closely related" or "incidental" to banking. Under the Gramm-Leach-Bliley Act, which was enacted in November 1999 and discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are "financial in nature" if all of its subsidiary depository institutions are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

         We are also subject to capital requirements applied on a consolidated basis which are substantially similar to those required of our subsidiary banks (briefly summarized below). The Bank Holding Company Act also requires a bank holding company to obtain approval from the Federal Reserve before:

         o acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls a majority of such shares);

         o acquiring all or substantially all of the assets of another bank or bank holding company; or

         o    merging or consolidating with another bank holding company.

         The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions and mergers.

         Safety and Soundness and Similar Regulations. First Banks is subject to various regulations and regulatory policies directed at the financial soundness of our subsidiary banks. These include, but are not limited to, the Federal Reserve's source of strength policy, which obligates a bank holding company such as First Banks to provide financial and managerial strength to its subsidiary banks; restrictions on the nature and size of certain affiliate transactions between a bank holding company and its subsidiary depository institutions; and restrictions on extensions of credit by our subsidiary banks to executive officers, directors, principal stockholders and the related interests of such persons.

         Regulatory Capital Standards. The federal bank regulatory agencies have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Risk-based capital ratios are determined by classifying assets and specified off-balance-sheet financial instruments into weighted categories, with higher levels of capital being required for categories deemed to represent greater risk. Federal Reserve policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.


         Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets required for bank holding companies is 8%. At least one-half of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets, which amount is referred to in the industry as Tier I capital. The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves, which amount is referred to in the industry as Tier II capital.


         In addition to the risk-based standard, we are subject to minimum requirements with respect to the ratio of our Tier I capital to our average assets less goodwill and certain other intangible assets, or the Leverage Ratio. Applicable requirements provide for a minimum Leverage Ratio of 3% for bank holding companies that have the best supervisory rating, while all other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. The OCC and the FDIC have established capital requirements for banks under their respective jurisdictions that are consistent with those imposed by the Federal Reserve on bank holding companies.

         The following table sets forth our required and actual capital ratios, as well as those of our subsidiary banks at June 30, 2001 and December 31, 2000:

                                                                 Actual
                                                      --------------------------                       To be Well
                                                                                     For Capital    Capitalized Under
                                                       June 30,      December 31,      Adequacy     Prompt Corrective
                                                         2001           2000           Purposes     Action Provisions
                                                      ----------     ------------     --------      -----------------

Total capital (to risk-weighted assets):
     First Banks............................             10.60%           10.21%           8.0%            10.0%
     First Bank.............................             10.45            10.71            8.0             10.0
     First Bank & Trust.....................             10.70            10.58            8.0             10.0
     Bank of San Francisco (1)..............              --              22.38            8.0             10.0
Tier I capital (to risk-weighted assets):
     First Banks............................              8.01             7.56            4.0              6.0
     First Bank.............................              9.20             9.46            4.0              6.0
     First Bank & Trust.....................              9.45             9.32            4.0              6.0
     Bank of San Francisco (1)..............              --              21.42            4.0              6.0
Tier I capital (to average assets):
     First Banks............................              7.33             7.45            3.0              5.0
     First Bank.............................              8.10             8.49            3.0              5.0
     First Bank & Trust.....................              8.73             9.27            3.0              5.0
     Bank of San Francisco (1)..............              --              22.00            3.0              5.0

-----------------------------
(1)  Bank of San Francisco was acquired by FBA on December 31, 2000. First Bank & Trust merged with Bank of San Francisco on
     March 29, 2001, and Bank of San Francisco was renamed First Bank & Trust.


         Prompt Corrective Action. The FDIC Improvement Act requires the federal bank regulatory agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. A depository institution's status under the prompt corrective action provisions depends upon how its capital levels compare to various relevant capital measures and other factors as established by regulation.

         The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under the regulations, a bank will be:

         o "well capitalized" if it has a total capital ratio of 10% or greater, a Tier I capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure;

         o "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier I capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances);

         o "undercapitalized" if it has a total capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a Leverage Ratio of less than 4% (3% in certain circumstances);

         o "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a Leverage Ratio of less than 3%; and

         o "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

         Under certain circumstances, a depository institution's primary federal regulatory agency may use its authority to lower the institution's capital category. The banking agencies are permitted to establish individualized minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of "well capitalized" or "adequately capitalized" subjects a bank to restrictions and limitations on its business that are progressively more severe.

         A bank is prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." Limitations exist for "undercapitalized" depository institutions, regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions are also required to submit a capital restoration plan that includes a guarantee from the institution's holding company. "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for "critically undercapitalized" institutions.

         Dividends. First Banks' primary source of funds in the future is the dividends, if any, paid by our subsidiary banks. The ability of our subsidiary banks to pay dividends is limited by federal laws, by regulations promulgated by the bank regulatory agencies and by principles of prudent bank management. The terms of the subordinated debentures associated with $47.4 million of trust preferred securities issued by FBA's financing subsidiary prevent FBA's payment of dividends to us under certain circumstances, including the deferral by FBA of interest payments on those subordinated debentures.

         Customer Protection. Our subsidiary banks are also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations mandate various disclosure requirements and substantively regulate the manner in which financial institutions must deal with their customers. Our subsidiary banks must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with the requirements.

         Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and other applications to expand.

         The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act, or GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms and insurance companies to affiliate with each other and to enter new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through such affiliations, and to modify the federal regulatory structure governing some financial services activities. This authority of financial firms to broaden the types of financial services offered to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry and is likely to lead to additional competition in the markets in which we operate and the growth of larger competitors.

         The GLB Act also adopted consumer privacy safeguards requiring financial services providers to disclose their policies regarding the privacy of customer information to their customers and, subject to some exceptions, allowing customers to "opt out" of policies permitting such companies to disclose confidential financial information to non-affiliated third parties. Final regulations implementing the new privacy standards became effective in 2001. We believe we have devoted sufficient resources to comply with the new requirements, and we do not expect the privacy requirements will materially or adversely affect our operations or prospects.

         Reserve Requirements; Federal Reserve System and Federal Home Loan Bank System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including advances from Federal Home Loan Banks, before borrowing from the Federal Reserve Bank.

         Our subsidiary banks are either members of the Federal Reserve System (First Bank) and/or the Federal Home Loan Bank System (First Bank and First Bank & Trust) and are required to hold investments in regional banks within those systems. Our subsidiary banks were in compliance with these requirements at June 30, 2001, with investments of $10.3 million in stock of the Federal Home Loan Bank of Des Moines held by First Bank, $2.8 million in stock of the Federal Home Loan Bank of San Francisco held by First Bank & Trust, and $4.9 million in stock of the Federal Reserve Bank of St. Louis held by First Bank.

         Monetary Policy and Economic Control. The commercial banking business is affected by legislation, regulatory policies and general economic conditions as well as the monetary policies of the Federal Reserve. The following instruments of monetary policy are available to the Federal Reserve:

         o   changes in the discount rate on member bank borrowings;

         o   the availability of credit at the "discount window;"

         o   open market operations;

         o the imposition of changes in reserve requirements against deposits and assets of foreign branches; and

         o the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates.

         These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on liabilities. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. Such policies are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. We cannot predict the effect that future changes in monetary policy or in the discount rate on member bank borrowings will have on our future business and earnings or those of our subsidiary banks.

                                   MANAGEMENT

Board of Directors and Executive Officers

         The members of our Board of Directors and our executive officers are identified in the following table. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.

                 Name                      Age                                      Position
                 ----                      ---                                      --------

Directors:
James F. Dierberg                           64      Chairman of the Board of Directors and Chief Executive Officer
Allen H. Blake                              58      Director and President, Chief Operating Officer, Chief Financial Officer
                                                    and Secretary
Michael J. Dierberg                         30      Director
Gordon A. Gundaker (1)                      67      Director
David L. Steward (1)                        50      Director
Hal J. Upbin (1)                            62      Director
Douglas H. Yaeger (1)                       52      Director
Donald W. Williams                          54      Director and Senior Executive Vice President and Chief Credit Officer

Executive Officers Not
Serving as Directors:
Michael F. Hickey                           44      Executive Vice President and Chief Information Officer
Terrance M. McCarthy                        47      Executive Vice President
Michael F. McWhortor                        50      Executive Vice President -- Banking Support
Mark T. Turkcan                             45      Executive Vice President -- Mortgage Banking

-----------------------------
(1)  Member of the Audit Committee.

         James F. Dierberg has served as our Chairman of the Board of Directors and Chief Executive Officer since 1988. He served as our President from 1979 to 1992 and from 1994 to October 1999. Mr. Dierberg has been the Chairman of the Board of Directors, President and Chief Executive Officer of FBA since 1994 and a trustee of our other financing subsidiaries since 1997 and 2000, respectively, and FBA's financing subsidiary since 1998.

         Allen H. Blake has served as our President since October 1999. He has served as our Chief Operating Officer since 1998, our Chief Financial Officer since May 2001 and our Secretary since 1988. Mr. Blake was our Senior Vice President and Chief Financial Officer from 1992 to 1996 and Executive Vice President and Chief Financial Officer from 1996 to September 1999. Mr. Blake has served as a trustee of our other financing subsidiaries since 1997 and 2000, respectively, and FBA's financing subsidiary since 1998.

         Michael J. Dierberg serves as a Director. Mr. Dierberg is also Senior Vice President - Northern California of First Bank & Trust. Prior to joining First Banks in July 2001, Mr. Dierberg served as an attorney for the Office of the Comptroller of the Currency in Washington, D.C.

         Gordon A. Gundaker serves as a Director. Mr. Gundaker is President and Chief Executive Officer of Coldwell Banker Gundaker in St. Louis, Missouri.

         David L. Steward serves as a Director. Mr. Steward is Chairman of the Board of Directors, President and Chief Executive Officer of World Wide Technology, Inc. and Chairman of the Board of Directors of Telcobuy.com (an affiliate of World Wide Technology, Inc.) in St. Louis, Missouri.

         Hal J. Upbin serves as a Director. Mr. Upbin is Chairman of the Board of Directors, President and Chief Executive Officer of Kellwood Company in St. Louis, Missouri.

         Douglas H. Yaeger serves as a Director. Mr. Yaeger is Chairman of the Board of Directors, President and Chief Executive Officer of Laclede Gas Company in St. Louis, Missouri.

         Donald W. Williams is our Senior Executive Vice President and Chief Credit Officer, and has served in various executive capacities with us since 1993. Mr. Williams is also Director, Executive Vice President and Chief Credit Officer of FBA and Chairman of the Board, President and Chief Executive Officer of First Bank. He also serves as Chairman of the Board of Directors of First Capital Group, Inc.

         Michael F. Hickey has served as our Executive Vice President and Chief Information Officer since November 1999. Mr. Hickey has also served as a Director of First Bank and as the President of First Services, L.P. since
November of 1999. From 1996 to November 1999, Mr. Hickey was Vice President-- Senior Group Manager of Information Systems for Mercantile Bank. Prior to that, from 1992 to 1996, Mr. Hickey was a Group Manager of Information Systems for Mercantile Bank.

         Terrance M. McCarthy has served in various executive capacities with us since 1995. Mr. McCarthy is Executive Vice President of First Banks and FBA, and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust.

         Michael F. McWhortor has served as our Executive Vice President of Banking Support since March 2000. Mr. McWhortor was Senior Vice President and Manager of the Business Intelligence Group of Firstar Bank, N.A. in St. Louis, Missouri from September 1999 to March 2000, Senior Vice President and Manager of Retail Banking and Consumer Products of Mercantile Bancorporation, Inc. in St. Louis, Missouri from 1998 to 1999; Vice President and Manager of Customer Information Management of Mercantile Bancorporation, Inc. from 1997 to 1998; Vice President and Regional Manager of the Western Region Credit Card Division of Bank One Corp. in Phoenix, Arizona from 1996 to 1997; and Chief Financial Officer of the Western Region Credit Card Division of Bank One Corp in Phoenix, Arizona from 1995 to 1996.

         Mark T. Turkcan serves as our Executive Vice President of Mortgage Banking, and has been employed in various executive capacities with us since 1990. Mr. Turkcan is also a Director and Executive Vice President of First Bank.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

         The trust exists exclusively for the purposes of:

         o    issuing the preferred securities to the public for cash;

         o issuing its common securities to us in exchange for our capitalization of the trust;

         o investing the proceeds from the sale of the trust securities in an equivalent amount of subordinated debentures; and

         o engaging in other activities that are incidental to those listed above.

          The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Acot. The trust agreement does not permit the trust to borrow money or make any in vestment other than in the subordinated debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         The number of trustees of the trust will, pursuant to the Trust Agreement, initially be five. Three of the trustees, or the Administrative Trustees, will be persons who are employees or officers of or who are affiliated with us. These individuals include James F. Dierberg, Allen H. Blake and Lisa K. Vansickle. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee.

Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be State Street Bank and Trust Company of Connecticut, National Association. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, State Street Bank and Trust Company of Connecticut, National Association will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Subordinated Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.



         The property trustee will hold the subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing "payment account" established with State Street Bank and Trust Company of Connecticut, National Association, to hold all payments made on the subordinated debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.



                     DESCRIPTION OF THE PREFERRED SECURITIES


         The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 71. State Street Bank and Trust Company of Connecticut, National Association will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.



General

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any other indebtedness.

         The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under " -- Subordination of Common Securities" below.

         The property trustee will hold legal title to the subordinated debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

         Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the subordinated debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

         Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be December 31, 2001.

         Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

         Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond December 31, 2031 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of %, compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to, the subordinated debentures or allow any of our subsidiaries to do the same;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

         We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the subordinated debentures.

Redemption or Exchange

         General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the subordinated debentures:

         o in whole at any time, or in part from time to time, on or after December 31, 2006; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below.

         o at any time, to the extent of any preferred securities we purchase plus a proportionate amount of the common securities we hold.

         Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any subordinated debentures, whether on December 31, 2031 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the subordinated debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

         Distribution of Subordinated Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the subordinated debentures to be distributed directly to the holders of trust securities in liquidation of the trust.
See "-- Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of subordinated debentures in exchange for preferred securities:

        o those trust securities will no longer be deemed to be outstanding;

        o certificates representing subordinated debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

        o we will use our best efforts to list the subordinated debentures on the Nasdaq National Market or a national exchange;

        o any certificates representing trust securities that are not surrendered for exchange will be deemed to represent subordinated debentures with a principal amount equal to the liquidation amount of those preferred securities, unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the subordinated debentures from the last distribution date on the preferred securities; and

        o all rights of the trust security holders other than the right to receive subordinated debentures upon surrender of a certificate representing trust securities will terminate.

         We cannot assure you that the market prices for the preferred securities or the subordinated debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

         Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the subordinated debentures, or to dissolve the trust and cause the subordinated debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         o interest payable by us on the subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         o the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the subordinated debentures; or

         o the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier I capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

         For all of the events described above, we and the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

         Redemption of Subordinated Debentures in Exchange for Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem subordinated debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for subordinated debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem subordinated debentures.

         The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the subordinated debentures distributed to us in exchange will no longer be deemed outstanding.

Redemption Procedures

         Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the subordinated debentures, interest will cease to accumulate on the subordinated debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by lot. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the subordinated debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         o    our bankruptcy, dissolution or liquidation;

         o the distribution of a like amount of the subordinated debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;


         o redemption of all of the preferred securities as described on page 73 under "-- Redemption or Exchange-- Mandatory Redemption;" or


         o    the entry of a court order for the dissolution of the trust.


         With the exception of a redemption as described on page 73 under "-- Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities subordinated debentures:



         o in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

         o with an interest rate identical to the distribution rate on the trust securities; and

         o with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

         However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of subordinated debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the subordinated debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See "Federal Income Tax Consequences -- United States Holders -- Receipt of Subordinated Debentures or Cash Upon Liquidation of First Preferred Capital Trust III." If we do not elect to redeem the subordinated debentures prior to maturity or to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the subordinated debentures.

         If we elect to dissolve the trust and thus cause the subordinated debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures. See "Description of the Subordinated Debentures-- General."

Liquidation Value

         The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of subordinated debentures having a liquidation value and accrued interest of an equal amount. See "-- Liquidation Distribution Upon Termination."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

         o the occurrence of an event of default under the indenture (see "Description of the Subordinated Debentures-- Subordinated Debenture Events of Default");

         o a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         o a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

         o a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         o the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they and we are in compliance with all the applicable conditions and covenants under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "-- Subordination of Common Securities" and "Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the subordinated debentures fail to accelerate the maturity thereof.

Removal of the Trustees

         Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         o the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

         o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

         o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

         o the successor entity has a purpose substantially identical to that of the trust;

         o prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         o we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the subordinated debentures, the trust agreement and the expense agreement.

         Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

         o     with respect to acceptance of appointment by a successor trustee;

         o to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

         o to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any subordinated debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

         o direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

         o     waive any past default that is waivable under the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

         o consent to any amendment or termination of the indenture or the subordinated debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected subordinated debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

         The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

         No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

         o DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

         o we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing an event of default under the indenture.

         Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

         None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

         The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

         The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

         o the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

         o the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         o the subordinated debentures will be treated by us as indebtedness for federal income tax purposes.

         In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes. The administrative trustees may assist in including or listing the preferred securities in the Nasdaq National Market or on a national securities exchange.

         Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the subordinated debentures issued by us. The subordinated debentures will be issued as unsecured debt under the indenture between us and State Street Bank and Trust Company of Connecticut, National Association, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         The subordinated debentures will be limited in aggregate principal amount to $41,237,125 or $47,422,700 if the Underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The subordinated debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2001, to the person in whose name each subordinated debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of %, compounded quarterly.

         The subordinated debentures will mature on December 31, 2031, the stated maturity date. We may shorten this date once at any time to any date not earlier than December 31, 2006, subject to the prior approval of the Federal Reserve, if required.



         We will give notice to the indenture trustee and the holders of the subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the subordinated debentures from the trust until after December 31, 2006, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 74, has occurred, or
(b) we repurchase preferred securities in the market, in which case we can elect to redeem subordinated debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.



         The subordinated debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the subordinated debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The subordinated debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "-- Subordination."

         The indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the subordinated debentures.

Option to Extend Interest Payment Period

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the subordinated debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of %, compounded quarterly. During an extension period, interest will continue to accrue and holders of subordinated debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See "Federal Income Tax Consequences."

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassifications of any class of our capital stock into another class of capital stock) with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then this notice must also be given to the holders of the debentures.

         Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

         If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the subordinated debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

         Subject to prior approval of the Federal Reserve, if required, we may redeem the subordinated debentures prior to maturity:

         o in whole at any time, or in part from time to time, on or after December 31, 2006; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

         In each case we will pay a redemption price equal to the accrued and unpaid interest on the subordinated debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed subordinated debentures.

         We may also redeem the debentures prior to maturity at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Redemption of less than all outstanding subordinated debentures must be effected by lot. Unless we default in payment of the redemption price for the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures or the portions of the subordinated debentures called for redemption.

         The subordinated debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

         As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to include the subordinated debentures in the Nasdaq National Market or list them on a national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

         We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the subordinated debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

         If any of these events occur, neither we nor any of our subsidiaries will:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock), or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries or a distribution with respect to the preferred securities issued by FBA's financing subsidiary in July 1998);

         o make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Subordination

         The subordinated debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of First Banks, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the subordinated debentures.

         If the maturity of any subordinated debentures is accelerated and our senior and subordinated debt is also accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the subordinated debentures will be entitled to receive or retain any principal or interest payments on the subordinated debentures.

         No payments of principal or interest on the subordinated debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

         o     every obligation of the person for money borrowed;

         o every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         o every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         o     every capital lease obligation of the person; and

         o every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

         o any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the subordinated debentures or to other debt which is equal with, or subordinated to, the subordinated debentures, including our 9.25% subordinated debentures due 2027 and our 10.24% subordinated debentures due 2030, issued to our two other financing subsidiaries;

         o any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;



         o     any debt to any of our employees;

         o any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         o     debt which constitutes subordinated debt.

         The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the subordinated debentures. However, subordinated debt will not be deemed to include:

         o any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

         o     any debt of ours to any of our subsidiaries;

         o     any debt to any of our employees;

         o any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         o     debt which constitutes senior debt; and

         o any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier I" capital treatment, (such as the approximately $88.9 million of 9.25% subordinated debentures due 2027 that we issued to one of our other financing subsidiaries in 1997, the approximately $59.3 million of 10.24% subordinated debentures due 2030 that we issued to one of our other financing subsidiaries in 2000 and the approximately $47.4 million of 8.50% subordinated debentures due 2028 that FBA issued to its financing subsidiary in 1998).


         We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We had consolidated senior and senior subordinated debt of $47.5 million outstanding principal amount at October 16, 2001. Although a portion of these amounts is expected to be repaid with a portion of the proceeds from the sale of the subordinated debentures, we expect to incur additional senior or subordinated debt in the future.



Payment and Paying Agents

         Generally, payment of principal of and interest on the subordinated debentures will be made at the office of the indenture trustee in Hartford, Connecticut. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the subordinated debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on subordinated debentures will be made to the person in whose name the subordinated debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

         Any moneys deposited with the indenture trustee or any paying agent for the subordinated debentures, or then held by us in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the subordinated debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

         The indenture trustee will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the subordinated debentures.

         If we redeem any of the subordinated debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any subordinated debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any subordinated debentures so selected for redemption, except, in the case of any subordinated debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

         We and the indenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the subordinated debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding subordinated debentures. However, without the consent of the holder of each outstanding subordinated debenture affected by the proposed modification, no modification may:

        o     extend the maturity date of the subordinated debentures; or

        o reduce the principal amount or the rate or extend the time of payment of interest; or

        o reduce the percentage of principal amount of subordinated debentures required to amend the indenture.

         As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the subordinated debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Subordinated Debenture Events of Default

         The indenture provides that any one or more of the following events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default under the indenture:

        o our failure to pay any interest on the subordinated debentures for 30 days after the due date, except where we have properly deferred the interest payment;

        o our failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption or otherwise;

        o our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

        o our bankruptcy, insolvency or similar reorganizations in bankruptcy or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the subordinated debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee as long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the subordinated debentures which has become due solely by the acceleration.

         So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the subordinated debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

         o if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the subordinated debentures;

         o immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         o     other conditions as prescribed in the indenture are met.

         Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all subordinated debentures not previously delivered to the indenture trustee for cancellation:

         o     have become due and payable; or

         o will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

         The indenture and the subordinated debentures will be governed by and construed in accordance with Missouri law.

Information Concerning the Indenture Trustee

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

         We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

         o to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         o not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         o to use our reasonable efforts to cause the trust (a) to remain a business trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of subordinated debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

         o to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the subordinated debentures;

         o to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing in the Nasdaq National Market or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

         o not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities;

         o not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the subordinated debentures unless:

                    the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our financing subsidiaries, including the subordinated debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our financing subsidiaries are then issuing, plus our total long-term debt, excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures is less than 65% of
               the sum of our equity excluding any amount of accumulated other comprehensive income or loss plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures, in each case on a consolidated basis at the time of issuance; and



         o not to pay dividends on, purchase, redeem, retire or make any distributions with respect to our common stock if after doing so the quotient referred to in the immediately preceding point would exceed 60%.


                               BOOK-ENTRY ISSUANCE


General

         DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the subordinated debentures in the event of the distribution of the subordinated debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of DTC's nominee, Cede & Co. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

         The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

         DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

         The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. State Street Bank and Trust Company of Connecticut, National Association, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         o any accumulated and unpaid distributions required to be paid on the preferred securities;

         o with respect to any preferred securities called for redemption, the redemption price; and

         o upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

                  (a)  the amount of the liquidation distribution; and

                  (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

         We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the subordinated debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

         The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the subordinated debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the subordinated debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantees for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         o     full payment of the redemption price of the preferred securities;

         o full payment of the amounts payable upon liquidation of the trust; or

         o distribution of the subordinated debentures to the holders of the preferred securities.

         If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

Expense Agreement

         We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

         The guarantee will be governed by Missouri law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the subordinated debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

         If and to the extent that we do not make payments on the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         o the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         o the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         o we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

         o the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

         A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

         The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

                         FEDERAL INCOME TAX CONSEQUENCES

General

         The following discussion is the opinion of Jackson Walker L.L.P., Dallas, Texas, as First Banks' counsel ("Tax Counsel"), concerning the material United States federal income tax consequences of the purchase, ownership and disposition of preferred securities. The opinion of Tax Counsel is based on the representations, facts and assumptions set forth in this prospectus, on certain factual certifications of First Banks' management and the administrative trustees of First Preferred Capital Trust III, and on certain assumptions and qualifications set forth in its opinion.

         The following discussion is general and may not apply to your particular circumstances for any of the following, or other, reasons:

         o This discussion is based on United States federal income tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations of these authorities, in effect as of the date of this prospectus. Changes to any of these laws, possibly on a retroactive basis, after this date may affect the tax consequences described below.

         o This discussion addresses only preferred securities acquired at original issuance at the original offering price and held as capital assets, within the meaning of United States federal income tax law. It does not discuss all of the tax consequences that may be relevant to purchasers of preferred securities who are subject to special rules, such as banks, savings institutions and certain other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, tax-exempt investors, individual retirement accounts, certain tax-deferred accounts and foreign investors. This discussion also does not address tax consequences that may be relevant to a purchaser in light of the purchaser's particular circumstances, such as a purchaser holding a trust preferred security as a position in a straddle, hedge, conversion or other integrated investment.

         o     This discussion does not address:

                  (a) The income tax consequences to stockholders in, or partners or beneficiaries of, a purchaser of preferred securities;

                  (b) the United States alternative minimum tax consequences or other collateral tax consequences of purchasing, owning and disposing of preferred securities; or

                  (c) any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and the opinions of Tax Counsel are not binding on the Internal Revenue Service (the "IRS") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, no assurance can be given to prospective investors that the IRS will not challenge the opinions expressed herein or that a court would not sustain such a challenge.

We advise you to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances and the relevant taxing jurisdiction.

United States Holders

         In General. For purposes of the following discussion, a United States Holder (a "Holder") means:

         o     a citizen or individual resident of the United States;

         o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision;

         o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

         o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

         Characterization of First Preferred Capital Trust III. Tax Counsel is of the opinion that First Preferred Capital Trust III will be characterized for United States federal income tax purposes as a grantor trust. Accordingly, for United States federal income tax purposes, a Holder of a trust preferred security will be considered the beneficial owner of an undivided interest in the subordinated debentures owned by First Preferred Capital Trust III, and will be required to include on its United States federal income tax return all income or gain recognized for United States federal income tax purposes with respect to its share of the subordinated debentures in accordance with its method of accounting. As discussed below, if the subordinated debentures were determined to be subject to the original issue discount ("OID") rules, a Holder would instead be required to include in gross income any OID accrued on a daily basis with respect to its allocable share of the subordinated debentures whether or not cash was actually distributed to the Holder.

         Characterization of the Subordinated Debentures. Tax Counsel is of the opinion that the subordinated debentures are debt of First Banks for United States federal income tax purposes. By acceptance of a beneficial interest in a trust preferred security, a Holder agrees to treat the subordinated debentures as First Banks' debt and the preferred securities as evidence of a beneficial ownership interest in the subordinated debentures. The remainder of this discussion assumes that the subordinated debentures will be classified as debt for United States federal income tax purposes.

         Interest Income and Original Issue Discount. Under the terms of the subordinated debentures, we have the ability to defer payments of interest from time to time by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods, but not beyond the stated maturity of the subordinated debentures. Treasury regulations provide that debt instruments like the subordinated debentures, assuming they will be issued at face value, will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is "remote."

         Based on our factual representations to Tax Counsel, Tax Counsel is of the opinion, and this discussion assumes, that, as of the date of this prospectus, the likelihood of us deferring payments of interest is "remote" within the meaning of the applicable Treasury regulations. This conclusion is based in part on the fact that exercising that option would (1) prevent us from declaring dividends on our common stock and from making any payments with respect to debt securities that rank equally with or junior to the subordinated debentures, and (2) adversely effect our subsequent cost of and ability to raise capital. Therefore, Tax Counsel is of the opinion, and we believe and will take the position, that the subordinated debentures will not be treated as issued with OID by reason of the deferral option alone. Rather, Holders will be taxed on stated interest on the subordinated debentures when it is paid or accrued in accordance with each Holder's method of accounting for United States federal income tax purposes. This issue has not been interpreted by any court decisions or addressed in any published rulings or interpretations issued by the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein.

         If we exercise our option to defer payments of interest, the subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments, and any de minimis OID, on the subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in a Holder's taxable income, on a daily economic accrual basis, regardless of a Holder's method of accounting for income tax purposes, over the remaining term of the subordinated debentures, including any period of interest deferral, without regard to the timing of payments under the subordinated debentures. The amount of OID that would accrue in any period would approximately equal the amount of interest that accrued on the subordinated debentures in that period at the stated interest rate. Consequently, during any period of interest deferral, a Holder will include OID in gross income in advance of the receipt of cash, and if a Holder disposes of a trust preferred security prior to the record date for payment of distributions on the subordinated debentures following that deferral period, a Holder will be subject to income tax on OID accrued through the date of disposition and not previously included in income, but will not receive cash from First Preferred Capital Trust III with respect to the OID.

         The Treasury regulations referred to above have not been interpreted by any court decisions or addressed in any ruling or other pronouncements of the IRS, and it is possible that the IRS could take a position contrary to the conclusions herein. If the possibility that we would exercise our option to defer payments of interest is determined not to be remote, the subordinated debentures would be treated as initially issued with OID in an amount equal to the aggregate stated interest, plus any de minimis OID, over the term of the subordinated debentures. A Holder would include that OID in its taxable income, over the term of the subordinated debentures, on a daily economic accrual basis.

         Characterization of Income. Because for United States federal income tax purposes the income underlying the preferred securities will, in the opinion of Tax Counsel, be characterized as interest, and not as dividends, a corporate Holder of preferred securities will not be entitled to a dividends-received deduction for any income it recognizes with respect to the preferred securities.

         Receipt of Subordinated Debentures or Cash Upon Liquidation of First Preferred Capital Trust III. Under the circumstances described above under "Description of the Preferred Securities," First Preferred Capital Trust III may distribute a pro-rata share of the subordinated debentures to Holders in exchange for their preferred securities and in liquidation of First Preferred Capital Trust III. Except as discussed below, that type of a distribution would not be a taxable event for United States federal income tax purposes, and consequently a Holder would have an aggregate adjusted basis in the subordinated debentures received equal to the Holder's aggregate adjusted basis in the Holder's preferred securities. A Holder's adjusted tax basis in the preferred securities generally will be its initial purchase price, increased by OID, if any, previously includible in a Holder's gross income to the date of disposition and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A Holder would have a holding period in the subordinated debentures received in the liquidation that includes the period during which the Holder held the preferred securities. After a distribution of subordinated debentures to Holders, a Holder would recognize interest income in respect of the subordinated debentures received in the manner described above under "-- Interest Income and Original Issue Discount."

         Under circumstances described above under "Description of the Preferred Securities -- Redemption," First Banks may redeem subordinated debentures for cash, the proceeds of which would be distributed to Holders in redemption of their preferred securities. The redemption, to the extent that it constitutes a complete redemption, would be taxable for United States federal income tax purposes, and a Holder would recognize gain or loss as if it had sold the preferred securities for cash. Such gain or loss would amount to the difference between the cash received upon redemption and the Holder's adjusted tax basis in the preferred securities. See "-- Sales of Preferred Securities" below.

         Sales of Preferred Securities. Upon the sale or other taxable disposition, including a redemption for cash, of the preferred securities, a Holder will recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the preferred securities, as defined above, and the amount realized in the sale, except to the extent of any amount received in respect of accrued but unpaid interest or OID not previously included in income. The gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the Holder has held the preferred securities for more than one year prior to the date of disposition.

         The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest, or OID, with respect to the underlying subordinated debentures. A Holder who disposes of its preferred securities between record dates for payments of distributions thereon will be required to include in its taxable income for United States federal income tax purposes (1) any portion of the amount realized that is attributable to the accrued but unpaid interest to the extent not previously included in income or
(2) any amount of OID, in either case, that has accrued on its pro rata share of the underlying subordinated debentures during the taxable year of sale through the date of disposition. Any income inclusion will increase a Holder's adjusted tax basis in the preferred securities of which it disposes. To the extent that the amount realized in the sale is less than a Holder's adjusted tax basis, a Holder will recognize a capital loss. Subject to certain limited exceptions applicable to non-corporate taxpayers, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Effect of Possible Changes in Tax Laws

         In a case filed in the U.S. Tax Court, Enron Corp. v. Commissioner, Tax Court Docket No. 6149-98, the IRS challenged the deductibility for federal income tax purposes of interest paid on securities which are similar, but not identical, to the subordinated debentures. The parties filed a stipulation of settled issues, a portion of which stipulated that there shall be no adjustment for the interest deducted by the taxpayer with respect to the securities. It is nevertheless possible that the IRS could still challenge the deductibility of interest paid on the subordinated debentures, which, if such challenge were litigated resulting in the IRS's position being sustained, would trigger a Tax Event and possibly a redemption of the subordinated debentures.

         In addition, Congress and previous administrations have considered certain proposed tax law changes in the past which, if enacted, could have adversely affected the ability of First Banks to deduct interest paid on the subordinated debentures. These proposals were not enacted. Nevertheless, there can be no assurance that legislation enacted after the date of this prospectus will not adversely affect the ability of First Banks to deduct the interest payable on the subordinated debentures or cause First Preferred Capital Trust III to become subject to tax. Such legislation, as well as changes in law of similar import that result from future administrative pronouncements or judicial decisions, may cause a Tax Event. The occurrence of a Tax Event would give us the right to redeem the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Redemption or Exchange."

         See " -- Sales of Preferred Securities" above for the United States federal income tax consequences of a redemption to a Holder.

Non-United States Holders

         The following discussion applies to you if you are not a "Holder" as described above.

         Payments of interest, including OID, to a non-United States Holder on a trust preferred security will generally not be subject to withholding of income tax, provided that:

         o the non-United States Holder did not, directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         o the non-United States Holder is not a controlled foreign corporation that is related to us through stock ownership;

         o the interest does not constitute contingent interest as described in Section 871 (h) (4) of the Code;

         o the non-United States Holder is not a bank receiving interest described in Section 881 (c) (3) (A) of the Code; and

         o either (1) the non-United States Holder certifies to First Preferred Capital Trust III or its agent, under penalties of perjury, that the non-U. S. Holder is not a United States person and provides its name and permanent residential address, (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the trust preferred security in that capacity, certifies to First Preferred Capital Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that it requires and has received the required statement from the non-United States Holder or another Financial Institution between it and the Holder in the chain of ownership, and furnishes First Preferred Capital Trust III or its agent with a copy, (3) a foreign financial institution or foreign clearing organization (other than a U.S. branch or U.S. office of the institution or organization), a foreign branch or office of a U.S. financial institution or a U.S. clearing organization, or any other person the IRS accepts who enters into a withholding agreement with the IRS (each a "Foreign Intermediary") certifies to First Preferred Capital Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that (i) it is a qualified intermediary that is not acting for its own account, (ii) it has provided, or will provide, a withholding statement, as required, and (iii) if applicable, it has assumed primary withholding responsibility and/or primary Form 1099 reporting and backup withholding responsibility, or (4) a Foreign Intermediary that is not a qualified intermediary certifies to First Preferred Capital
               Trust III or its agent, under penalties of perjury and in accordance with applicable Treasury regulations, that (i) it is not a qualified intermediary and is not acting for its own account, (ii) it has provided, or will provide, a withholding statement, as required, and (iii) it has provided copies of the required statement from the non-United States Holder or another Financial Institution between it and the Holder in the chain of ownership.

         Special rules apply to U.S. branches of foreign banks and insurance companies, foreign partnerships and certain foreign trusts.

         As discussed above, it is possible that changes in the law affecting the income tax consequences of the subordinated debentures could adversely affect our ability to deduct interest payable on the subordinated debentures. These changes could also cause the subordinated debentures to be classified as equity rather than debt for United States federal income tax purposes. This might cause the income derived from the subordinated debentures to be characterized as dividends, generally subject to a 30% withholding tax (or lower rate under an applicable income tax treaty) when paid to you if you are not a United States Holder, rather than as interest which, as discussed above, generally is exempt from withholding tax in the hands of a foreign corporation or nonresident alien who is not a United States Holder.

         If a non-United States Holder holds the preferred securities in connection with the active conduct of a United States trade or business, the non-United States Holder will be subject to income tax on all income and gains recognized with respect to its proportionate share of the subordinated debentures.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to payments made on, or, if applicable, accrued on, and proceeds from the sale of, the preferred securities held by a noncorporate Holder within the United States. In addition, payments made on, and payments of the proceeds from the sale of, the preferred securities to or through the United States office of a broker are subject to information reporting unless the Holder certifies as to its non-United States Holder status or otherwise establish as an exemption from information reporting and backup withholding. Taxable income on the preferred securities for a calendar year is required to be reported to United States Holders on the appropriate forms by the following January 31st.

         Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax of (currently 30.5%) unless a Holder complies with various identification or exemption requirements. Any amounts so withheld will be allowed as a credit against a Holder's income tax liability, or refunded, provided the required information is timely provided to the IRS.

         In addition, a non-United States Holder will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a trust preferred security.

         The preceding discussion is only a summary and does not address the consequences to particular persons of the purchase, ownership and disposition of the preferred securities. Potential purchasers of the preferred securities are urged to contact their own tax advisors to determine their particular tax consequences.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any affiliate of the plan are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement among First Banks, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated, Dain Rauscher Incorporated and Fahnestock & Co. Inc. are acting as representatives (the "Representatives"), the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,600,000 preferred securities in the amounts set forth below opposite their respective names.

                                                                      Number of
                                                                      Preferred
                           Underwriters                               Securities
                           ------------                               ----------

         Stifel, Nicolaus & Company, Incorporated............
         Dain Rauscher Incorporated..........................
         Fahnestock & Co. Inc................................

                                                                      ---------
             Total...........................................         1,600,000
                                                                      =========

         Under the terms and conditions of the underwriting agreement, the underwriters ar committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.



         The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters)
at this price, less a concession not in excess of $     per preferred security.
The underwriters may allow, and the selected dealers may reallow, a concession
not in excess of $     per preferred security to certain brokers and dealers.
After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.



         The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 240,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

         If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell subordinated debentures to the trust in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to First Banks.

         The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated expenses of $275,000 payable by First Banks.

                                                                   Per Preferred
                                                                     Security                 Total
                                                                   -------------            -----------
         Public Offering Price..........................                 $25.00             $40,000,000
         Proceeds to First Preferred Capital Trust III..                 $25.00             $40,000,000

         First Banks has agreed to pay the underwriters $ per preferred security, or a total of $ as compensation for arranging the investment in the subordinated debentures. Should the underwriters exercise the over-allotment option, an aggregate of $ will be paid to the underwriters for arranging the investment in the subordinated debentures.

         The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

         First Banks and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

         We have applied to have the preferred securities designated for inclusion in the Nasdaq National Market. The Representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on Nasdaq, but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The Representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

         In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

         o the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

         o the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

         o the underwriters may stabilize or maintain the price of the preferred securities by bidding;

         o the underwriters may engage in passive market making transactions; and

         o the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

         Some of the underwriters have previously performed other investment banking services for First Banks and its subsidiaries. Additionally, Stifel Nicolaus & Company is providing financial advisory services to the board of directors of Union Financial Group, Ltd., in connection with First Banks' acquisition of Union Financial Group, Ltd. and will receive customary fees for its services.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for First Banks and the trust will be passed upon by Jackson Walker L.L.P., Dallas, Texas, counsel to First Banks and the trust. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Jackson Walker L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, Wilmington, Delaware, as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the subordinated debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We file periodic reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

         Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                     EXPERTS

         The consolidated financial statements of First Banks, Inc. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

        (a) our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 28, 2001;

        (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 14, 2001;

        (c) our Current Report on Form 8-K filed with the SEC on July 27, 2001; and

        (d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed with the SEC on August 15, 2001.

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         You may request, and we will provide, a copy of these filings at no cost by contacting Allen H. Blake, our President, Chief Operating Officer, Chief Financial Officer and Secretary, at the following address and phone number:

         First Banks, Inc.
         600 James S. McDonnell Blvd.
         Hazelwood, Missouri 63042
         (314) 592-5000

                                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



       First Banks, Inc. and Subsidiaries Consolidated Financial Statements

       Independent Auditors' Report................................................................    F-1

       Consolidated Balance Sheets as of June 30, 2001 (unaudited)
          and December 31, 2000 and 1999...........................................................    F-2

       Consolidated Statements of Income for the six months ended
          June 30, 2001 and 2000 (unaudited) and for the years ended
          December 31, 2000, 1999 and 1998.........................................................    F-4

       Consolidated Statements of Changes in Stockholders' Equity
          and Comprehensive Income for the six months ended
          June 30, 2001 (unaudited) and for the years ended
          December 31, 2000, 1999 and 1998.........................................................    F-6

       Consolidated Statements of Cash Flows for the six months
          ended June 30, 2001 and 2000 (unaudited) and for the
          years ended December 31, 2000, 1999 and 1998.............................................    F-8


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
First Banks, Inc.:

We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



                                                /S/KPMG LLP
                                                -----------

                           CONSOLIDATED BALANCE SHEETS

             (dollars expressed in thousands, except per share data)



                                                                              June 30,          December 31,
                                                                                             -----------------
                                                                                2001         2000         1999
                                                                                ----         ----         ----
                                                                             (unaudited)

                                     ASSETS
                                     ------


Cash and cash equivalents:
     Cash and due from banks..............................................  $  130,964      167,474      126,720
     Interest-bearing deposits with other financial institutions
       with maturities of three months or less............................       3,196        4,005        1,674
     Federal funds sold...................................................     133,100       26,800       42,500
                                                                            ----------    ---------    ---------
          Total cash and cash equivalents.................................     267,260      198,279      170,894
                                                                            ----------    ---------    ---------

Investment securities:
     Available for sale, at fair value....................................     362,515      539,386      430,093
     Held to maturity, at amortized cost (fair value of $23,165 at June 30, 2001, $24,507 and $21,476 at December 31, 2000
         and 1999, respectively)..........................................      22,495       24,148       21,554
                                                                            ----------    ---------    ---------
          Total investment securities.....................................     385,010      563,534      451,647
                                                                            ----------    ---------    ---------

Loans:
     Commercial, financial and agricultural...............................   1,559,990    1,496,284    1,086,919
     Real estate construction and development.............................     813,574      809,682      795,081
     Real estate mortgage.................................................   2,187,572    2,202,857    1,851,569
     Consumer and installment.............................................     119,160      181,602      233,374
     Loans held for sale..................................................     189,788       69,105       37,412
                                                                            ----------    ---------    ---------
          Total loans.....................................................   4,870,084    4,759,530    4,004,355
     Unearned discount....................................................      (8,141)      (7,265)      (8,031)
     Allowance for loan losses............................................     (77,141)     (81,592)     (68,611)
                                                                            ----------    ---------    ---------
          Net loans.......................................................   4,784,802    4,670,673    3,927,713
                                                                            ----------    ---------    ---------

Derivative instruments....................................................      27,417        3,759           39
Bank premises and equipment, net of accumulated
     depreciation and amortization........................................     125,820      114,771       75,647
Intangibles associated with the purchase of subsidiaries..................      83,574       85,021       46,085
Mortgage servicing rights, net of amortization............................       8,629        7,048        8,665
Accrued interest receivable...............................................      42,277       45,226       33,491
Deferred income taxes.....................................................      71,878       75,699       51,972
Other assets..............................................................     107,536      112,681      101,594
                                                                            ----------    ---------    ---------
          Total assets....................................................  $5,904,203    5,876,691    4,867,747
                                                                            ==========    =========    =========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

             (dollars expressed in thousands, except per share data)


                                                                              June 30,         December 31,
                                                                                             ------------------
                                                                                2001         2000          1999
                                                                                ----         ----          ----
                                                                             (unaudited)

                                   LIABILITIES
                                   -----------
Deposits:
     Demand:
       Non-interest-bearing...............................................  $  734,398      808,251      606,064
       Interest-bearing...................................................     490,019      448,146      415,113
     Savings..............................................................   1,491,761    1,447,898    1,198,314
     Time:
       Time deposits of $100 or more......................................     520,107      499,956      339,214
       Other time deposits................................................   1,757,834    1,808,164    1,693,109
                                                                            ----------    ---------    ---------
          Total deposits..................................................   4,994,119    5,012,415    4,251,814
Short-term borrowings.....................................................     201,177      140,569       73,554
Note payable..............................................................      34,500       83,000       64,000
Accrued interest payable..................................................      27,170       23,227       11,607
Deferred income taxes.....................................................      26,618       12,774        6,582
Accrued expenses and other liabilities....................................      26,316       54,944       25,616
Minority interest in subsidiary...........................................      15,018       14,067       12,058
                                                                            ----------    ---------    ---------
          Total liabilities...............................................   5,324,918    5,340,996    4,445,231
                                                                            ----------    ---------    ---------

Guaranteed preferred beneficial interests in:
     First Banks, Inc. subordinated debentures............................     138,570      138,569       83,394
     First Banks America, Inc. subordinated debentures....................      44,311       44,280       44,217
                                                                            ----------    ---------    ---------
          Total guaranteed preferred beneficial interests in
              subordinated debentures.....................................     182,881      182,849      127,611
                                                                            ----------    ---------    ---------

                              STOCKHOLDERS' EQUITY
                              --------------------

Preferred stock:
     $1.00 par value, 5,000,000 shares authorized, no shares issued
       and outstanding at June 30, 2001, December 31, 2000 and 1999.......          --           --           --
     Class A convertible, adjustable rate, $20.00 par value, 750,000
       shares authorized, 641,082 shares issued and outstanding...........      12,822       12,822       12,822
     Class B adjustable rate, $1.50 par value, 200,000 shares authorized,
       160,505 shares issued and outstanding..............................         241          241          241
Common stock, $250.00 par value, 25,000 shares authorized,
     23,661 shares issued and outstanding.................................       5,915        5,915        5,915
Capital surplus...........................................................       2,610        2,267        3,318
Retained earnings.........................................................     345,503      325,580      270,259
Accumulated other comprehensive income....................................      29,313        6,021        2,350
                                                                            ----------    ---------    ---------
          Total stockholders' equity......................................     396,404      352,846      294,905
                                                                            ----------    ---------    ---------
          Total liabilities and stockholders' equity......................  $5,904,203    5,876,691    4,867,747
                                                                            ==========    =========    =========

                         CONSOLIDATED STATEMENTS OF INCOME
             (dollars expressed in thousands, except per share data)

                                                           Six Months Ended June 30,    Years Ended December 31,
                                                           -------------------------    ------------------------
                                                              2001          2000       2000       1999      1998
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)
Interest income:
     Interest and fees on loans...........................    $ 212,917    185,826    390,332    323,207   284,177
     Investment securities:
       Taxable............................................       14,355     13,537     27,331     26,206    39,898
       Nontaxable.........................................          466        482        961        937       985
     Federal funds sold and other.........................        1,655      2,033      4,202      2,732     2,800
                                                              ---------    -------    -------    -------   -------
          Total interest income...........................      229,393    201,878    422,826    353,082   327,860
                                                              ---------    -------    -------    -------   -------
Interest expense:
     Deposits:
       Interest-bearing demand............................        3,480      2,885      5,909      5,098     5,135
       Savings............................................       27,525     24,070     51,656     44,101    42,591
       Time deposits of $100 or more......................       15,329      5,855     20,654     11,854    12,024
       Other time deposits................................       53,143     50,222     99,603     84,639    92,305
     Interest rate exchange agreements, net...............           --         --         --      5,397     3,810
     Short-term borrowings................................        3,662      2,515      5,881      3,983     2,903
     Note payable.........................................        1,773      2,511      3,976      3,629     3,411
                                                              ---------    -------    -------    -------   -------
          Total interest expense..........................      104,912     88,058    187,679    158,701   162,179
                                                              ---------    -------    -------    -------   -------
          Net interest income.............................      124,481    113,820    235,147    194,381   165,681
Provision for loan losses.................................        7,110      7,202     14,127     13,073     9,000
                                                              ---------    -------    -------    -------   -------
          Net interest income after provision
             for loan losses..............................      117,371    106,618    221,020    181,308   156,681
                                                              ---------    -------    -------    -------   -------
Noninterest income:
     Service charges on deposit accounts and
       customer service fees..............................       10,537      9,464     19,794     17,676    14,876
     Gain on mortgage loans sold and held for sale........        7,332      3,268      7,806      6,909     5,563
     Credit card fees.....................................          221         91        236        409     2,999
     Gain on sale of credit card portfolio,
       net of expenses....................................        2,275         --         --         --        --
     Loan servicing fees, net.............................          153        231        486        657     1,017
     Net gain on sales of available-for-sale securities...         (113)       379        168        791     1,466
     Net (loss) gain on trading securities................           --          -         --       (303)      607
     Gain on sales of branches, net of expenses...........           --      1,355      1,355      4,406        --
     Gain on derivative instruments, net..................        5,486         --         --         --        --
     Other................................................       10,007      6,247     12,933     11,105     9,969
                                                              ---------    -------    -------    -------   -------
          Total noninterest income........................       35,898     21,035     42,778     41,650    36,497
                                                              ---------    -------    -------    -------   -------
Noninterest expense:
     Salaries and employee benefits.......................       45,797     35,237     73,391     61,524    55,907
     Occupancy, net of rental income......................        8,216      6,655     14,675     12,518    11,037
     Furniture and equipment..............................        5,617      5,673     11,702      8,520     8,122
     Postage, printing and supplies.......................        2,258      2,183      4,431      4,244     5,230
     Data processing fees.................................       12,951     10,663     22,359     18,567    13,917
     Legal, examination and professional fees.............        3,424      2,003      4,523      9,109     5,326
     Amortization of intangibles associated with the
       purchase of subsidiaries...........................        3,712      2,373      5,297      4,401     3,184
     Communications.......................................        1,513      1,233      2,625      2,488     2,874
     Advertising and business development.................        3,182      1,661      4,331      3,734     4,668
     Guaranteed preferred debentures......................        8,978      6,012     13,173     12,050     9,842
     Other................................................       20,368      6,017     14,656     13,652    18,597
                                                              ---------    -------    -------    -------   -------
          Total noninterest expense.......................      116,016     79,710    171,163    150,807   138,704
                                                              ---------    -------    -------    -------   -------
          Income before provision for income taxes,
             minority interest in income of subsidiary
             and cumulative effect of change in
             accounting principle.........................       37,253     47,943     92,635     72,151    54,474
Provision for income taxes................................       14,581     17,741     34,482     26,313    19,693
                                                              ---------    -------    -------    -------   -------
          Income before minority interest in income of
             subsidiary and cumulative effect of change
             in accounting principle......................       22,672     30,202     58,153     45,838    34,781
Minority interest in income of subsidiary.................        1,045        943      2,046      1,660     1,271
                                                              ---------    -------    -------    -------   -------
          Income before cumulative effect of change in
             accounting principle.........................       21,627     29,259     56,107     44,178    33,510
Cumulative effect of change in accounting principle,
     net of tax...........................................       (1,376)        --         --         --        --
                                                              ---------    -------    -------    -------   -------
          Net income......................................       20,251     29,259     56,107     44,178    33,510
Preferred stock dividends.................................          328        328        786        786       786
                                                              ---------    -------    -------    -------   -------
          Net income available to common stockholders.....    $  19,923     28,931     55,321     43,392    32,724
                                                              =========    =======    =======    =======   =======


                                                           Six Months Ended June 30,     Years Ended December 31,
                                                           -------------------------     ------------------------
                                                              2001          2000        2000       1999      1998
                                                              ----          ----        ----       ----      ----
                                                           (unaudited)   (unaudited)

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
          accounting principle............................    $   900.21  1,222.71   2,338.04   1,833.91  1,383.04
       Cumulative effect of change in accounting
          principle, net of tax...........................        (58.16)       --         --         --       --
                                                              ----------  --------   --------   --------  --------
       Basic..............................................    $   842.05  1,221.71   2,338.04   1,833.91  1,383.04
                                                              ==========  ========   ========   ========  ========
     Diluted:
       Income before cumulative effect of change in
          accounting principle............................    $   882.65  1,182.47   2,267.41   1,775.47  1,337.09
       Cumulative effect of change in accounting
          principle, net of tax...........................        (58.16)       --         --         --        --
                                                              ----------  --------   --------   --------  --------
       Diluted............................................    $   824.49  1,182.47   2,267.41   1,775.47  1,337.09
                                                              ==========  ========   ========   ========  ========

Weighted average shares of common stock outstanding.......        23,661    23,661     23,661     23,661    23,661
                                                              ==========  ========   ========   ========  ========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME

     Six Months Ended June 30, 2001 and Three Years Ended December 31, 2000
             (dollars expressed in thousands, except per share data)


                                                                                                            Accu-
                                                     Adjustable Rate                                       mulated
                                                     Preferred Stock                                        Other    Total
                                                   ------------------
                                                   Class A                              Compre-           Compre-   Stock-
                                                   Conver-             Common   Capital hensive  Retained hensive   holders'
                                                    tible     Class B   Stock   Surplus  Income  Earnings  Income   Equity
                                                    -----     -------   -----   -------  ---------------- -------  -------

Consolidated balances, January 1, 1998...........  $12,822     241     5,915     3,978            199,143   9,438   231,537
Year ended December 31, 1998:
    Comprehensive income:
      Net income.................................       --      --        --        --   33,510    33,510      --    33,510
      Other comprehensive income, net of tax
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --        --        --    2,300        --   2,300     2,300
                                                                                         ------
      Comprehensive income.......................                                        35,810
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (3,198)                --      --    (3,198)
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, December 31, 1998.........   12,822     241     5,915       780            231,867  11,738   263,363
Year ended December 31, 1999:
    Comprehensive income:
      Net income.................................       --      --        --        --   44,178    44,178      --    44,178
      Other comprehensive income, net of tax
        Unrealized losses on securities, net of
        reclassification adjustment (1)..........       --      --        --        --   (9,388)       --  (9,388)   (9,388)
                                                                                         ------
      Comprehensive income.......................                                        34,790
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (3,273)                --      --    (3,273)
    Reclassification of retained earnings........       --      --        --     5,000             (5,000)     --        --
    Reduction of deferred tax asset
        valuation allowance......................       --      --        --       811                 --      --       811
                                                   -------     ---     -----    ------            -------   -----   -------
Consolidated balances, December 31,1999..........   12,822     241     5,915     3,318            270,259   2,350   294,905
Year ended December 31, 2000:
    Comprehensive income:
      Net income.................................       --      --        --        --   56,107    56,107      --    56,107
      Other comprehensive income, net of tax
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --        --        --    3,671        --   3,671     3,671
                                                                                         ------
      Comprehensive income.......................                                        59,778
                                                                                         ======
    Class A preferred stock dividends,
        $1.20 per share..........................       --      --        --        --               (769)     --      (769)
    Class B preferred stock dividends,
        $0.11 per share..........................       --      --        --        --                (17)     --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (1,051)                --      --    (1,051)
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, December 31, 2000.........   12,822     241     5,915     2,267            325,580   6,021   352,846
Six months ended June 30, 2001 (unaudited):
    Comprehensive income:
      Net income.................................       --      --        --        --   20,251    20,251      --    20,251
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --        --    9,529        --   9,529     9,529
        Derivative instruments:
          Cumulative effect of change in
             accounting principle, net...........       --      --        --        --    9,069        --   9,069     9,069
          Current period transactions............       --      --        --        --    7,621        --   7,621     7,621
          Reclassification to earnings...........       --      --        --        --   (2,927)       --  (2,927)   (2,927)
                                                                                         ------
      Comprehensive income.......................                                        43,543
                                                                                         ======

    Class A preferred stock dividends,
        $0.50 per share..........................       --      --        --        --               (321)     --      (321)
    Class B preferred stock dividends,
        $0.04 per share..........................       --      --        --        --                 (7)     --        (7)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --       343                 --      --       343
                                                   -------     ---     -----    ------            -------  ------   -------
Consolidated balances, June 30, 2001 (unaudited).  $12,822     241     5,915     2,610            345,503  29,313   396,404
                                                   =======     ===     =====    ======            =======  ======   =======



_________________________
(1)  Disclosure of reclassification adjustment:

                                                                          Six Months Ended
                                                                              June 30,            Years Ended December 31,
                                                                          ---------------        -------------------------
                                                                          2001      2000         2000       1999      1998
                                                                          ----      ----         ----       ----      ----

     Unrealized gains (losses) on investment securities
        arising during the period......................................   $9,456   (1,221)       3,780     (8,874)    3,253
     Less reclassification adjustment for gains (losses)
        included in net income.........................................      (73)     246          109        514       953
                                                                          ------   ------        -----     ------     -----
     Unrealized gains (losses) on investment securities................   $9,529   (1,467)       3,671     (9,388)    2,300
                                                                          ======   ======        =====     ======     =====

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (dollars expressed in thousands)

                                                                   Six Months Ended June 30,     Years Ended December 31,
                                                                   -------------------------   ---------------------------
                                                                     2001          2000        2000        1999       1998
                                                                     ----          ----        ----        ----       ----
                                                                  (unaudited)   (unaudited)

Cash flows from operating activities:
     Net income.................................................  $  20,251      29,259      56,107      44,178     33,510
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
          Cumulative effect of change in accounting principle,
             net of tax.........................................      1,376          --          --          --         --
          Depreciation and amortization of bank premises
             and equipment......................................      5,734       4,578       9,536       7,609      5,293
          Amortization, net of accretion........................      4,090       3,801       8,370      12,632     10,494
          Originations and purchases of loans held for sale.....   (757,526)   (238,508)   (532,178)   (452,941)  (628,544)
          Proceeds from sales of loans held for sale............    587,612     185,316     413,247     507,077    520,994
          Provision for loan losses.............................      7,110       7,202      14,127      13,073      9,000
          Provision for income taxes............................     14,581      17,741      34,482      26,313     19,693
          Payments of income taxes..............................    (21,288)     (5,382)    (10,525)    (23,904)   (16,091)
          Decrease (increase) in accrued interest receivable....      2,949      (3,295)     (7,338)     (3,164)       256
          Net decrease (increase) in trading securities.........         --          --          --       3,425       (315)
          Interest accrued on liabilities.......................    104,912      88,058     187,679     158,701    162,368
          Payments of interest on liabilities...................   (100,969)    (87,088)   (177,764)   (154,056)  (167,090)
          Gain on sales of branch facilities....................          -      (1,355)     (1,355)     (4,406)        --
          Gain on sale of credit card portfolio,
             net of expenses....................................     (2,275)         --          --          --         --
          Net loss (gain) on sales of available-for-sale
             investment securities..............................        113        (379)         --          --         --
          Other operating activities, net.......................    (21,392)    (12,080)    (11,952)     (2,795)    (9,122)
          Minority interest in income of subsidiary.............      1,045         943       2,046       1,660      1,271
                                                                  ---------    --------    --------    --------   --------
               Net cash (used in) provided
                  by operating activities.......................   (153,677)    (11,189)    (15,518)    133,402    (58,283)
                                                                  ---------    --------    --------    --------   --------
Cash flows from investing activities:
     Cash (paid) received for acquired entities, net of
       cash and cash equivalents received (paid)................         --      (2,709)    (86,106)    (15,961)    29,339
     Proceeds from sales of investment securities...............     71,023       8,148      46,279      63,938    136,042
     Maturities of investment securities available for sale.....    194,642     191,276     347,642     350,940    395,961
     Maturities of investment securities held to maturity.......      1,887         679       1,169       2,708      2,314
     Purchases of investment securities available for sale......    (57,421)   (149,971)   (289,875)   (288,023)  (167,082)
     Purchases of investment securities held to maturity........       (240)       (489)     (3,806)     (2,627)    (4,910)
     Net decrease (increase) in loans...........................     27,258    (254,431)   (339,575)   (268,238)  (443,741)
     Recoveries of loans previously charged-off.................      3,775       6,180       9,842       9,281      8,444
     Purchases of bank premises and equipment...................    (20,403)    (10,039)    (30,856)    (17,099)   (14,851)
     Other investing activities.................................      6,494       2,183       5,052         (10)   (13,919)
                                                                  ---------    --------    --------    --------   --------
               Net cash provided by (used in)
                  investing activities..........................    227,015    (209,173)   (340,234)   (165,091)   (72,403)
                                                                  ---------    --------    --------    --------   --------
Cash flows from financing activities:
     Increase (decrease) in demand and savings deposits.........     11,883      55,340     155,058     (72,895)   258,757
     (Decrease) increase in time deposits.......................    (27,926)     81,595     129,008     144,499   (171,207)
     Increase (decrease) in Federal Home Loan Bank advances.....     50,000          --          --     (50,000)    48,485
     Increase (decrease) in federal funds purchased.............         --      36,100     (27,100)         --         --
     Increase in securities sold under agreements to repurchase.     10,608      41,158      52,015       2,223     18,692
     Advances drawn on note payable.............................      5,000      10,000     137,000      32,000     41,000
     Repayments of note payable.................................    (53,500)    (15,500)   (118,000)    (18,048)   (62,097)
     Proceeds from issuance of guaranteed
       preferred subordinated debentures........................         --          --      55,050          --     44,124
     Sales of branch deposits...................................         --         892         892     (49,172)        --
     Payment of preferred stock dividends.......................       (328)       (328)       (786)       (786)      (786)
     Other financing activities, net............................        (94)         --          --          --         --
                                                                  ---------    --------    --------    --------   --------
               Net cash (used in) provided
                  by financing activities.......................     (4,357)    209,257     383,137     (12,179)   176,968
                                                                  ---------    --------    --------    --------   --------
               Net increase (decrease) in cash
                  and cash equivalents..........................     68,981     (11,105)     27,385     (43,868)    46,282
Cash and cash equivalents, beginning of period..................    198,279     170,894     170,894     214,762    168,480
                                                                  ---------    --------    --------    --------   --------
Cash and cash equivalents, end of period........................  $ 267,260     159,789     198,279     170,894    214,762
                                                                  =========    ========    ========    ========   ========

Noncash investing and financing activities:
     Reduction of deferred tax asset valuation reserve..........  $     565       1,267       1,267          --         --
     Loans transferred to other real estate.....................      1,312       1,081       1,761       4,039      3,067
     Loans exchanged for and transferred to available-for-sale
       investment securities....................................         --          --      37,634          --     65,361
     Loans held for sale exchanged for and transferred
       to available-for-sale investment securities..............     15,139       7,186      19,805       3,985     23,898
     Loans held for sale transferred to loans...................     28,351      46,153      72,847      32,982         --
                                                                  =========   =========    ========    ========   ========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the more significant accounting policies followed by First Banks, Inc. and subsidiaries (First Banks or the Company):

         Basis of Presentation. The accompanying consolidated financial statements of First Banks have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Management of First Banks has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         Principles of Consolidation. The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 1999 and 1998 amounts have been made to conform with the 2000 presentation.
         First Banks operates through its subsidiary bank holding companies and subsidiary financial institutions (collectively referred to as the Subsidiary Banks) as follows:

         First Bank, headquartered in St. Louis County, Missouri (First Bank); First Capital Group, Inc., headquartered in Albuquerque, New Mexico
           (FCG);
         First Banks America, Inc., headquartered in St. Louis County,  Missouri
           (FBA) and its wholly owned subsidiaries:
              First Bank & Trust, headquartered  in  San  Francisco,  California
                (FB&T); and
              The   San   Francisco   Company,  headquartered  in San Francisco,
                California (SFC), and its wholly owned subsidiary:
                      Bank of San Francisco, headquartered in San Francisco, California.

         The Subsidiary Banks are wholly owned by their respective parent companies except FBA, which was 83.37% owned by First Banks at December 31, 1999. On October 31, 2000, FBA issued 6,530,769 shares of its common stock to First Banks in conjunction with FBA's acquisition of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction increased First Banks' ownership interest in FBA to approximately 92.82%. First Banks owned 92.86% of FBA at December 31, 2000.

         Cash and Cash Equivalents. Cash, due from banks, federal funds sold, and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.
         The Subsidiary Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. These reserve balances maintained in accordance with such requirements were $22.3 million and $10.8 million at December 31, 2000 and 1999, respectively.

         Investment Securities. The classification of investment securities available for sale or held to maturity is determined at the date of purchase. First Banks no longer engages in the trading of investment securities.
         Investment securities designated as available for sale, which include any security that First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income. All previous fair value adjustments included in the separate component of accumulated other comprehensive income are reversed upon sale.
         Investment securities designated as held to maturity, which include any security that First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level-yield method taking into consideration the level of current and anticipated prepayments.

         Loans Held for Portfolio. Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Interest and fees on loans are recognized as income using the interest method. Loan origination fees are deferred and accreted over the estimated life of the loans using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.
         The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual and impaired loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.
         A loan is considered impaired when it is probable that First Banks will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, First Banks measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement. First Banks uses its existing nonaccrual methods for recognizing interest income on impaired loans.

         Loans Held for Sale. Loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. Gains or losses on the sale of loans held for sale are determined on a specific identification method.

         Loan Servicing Income. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall and amortization of mortgage servicing rights. Such fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

         Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered adequate to provide for probable losses. The provision for loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, payment experience and selected key financial ratios. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 40 years and equipment over three to seven years.

         Intangibles Associated With the Purchase of Subsidiaries. Intangibles associated with the purchase of subsidiaries consist of excess of cost over net assets acquired. The excess of cost over net assets acquired of purchased subsidiaries is amortized using the straight-line method over the estimated periods to be benefited, which range from approximately 10 to 15 years. First Banks reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an underlying asset may not be recoverable. First Banks measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, First Banks recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Mortgage Servicing Rights. Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 12 years.

         Other Real Estate. Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of cost or fair value less applicable selling costs. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent reductions in carrying value, to reflect current fair value or costs incurred in maintaining the properties, are charged to expense as incurred.

         Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income tax expense.
         First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in all applicable states.

         Financial Instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

         Financial Instruments With Off-Balance-Sheet Risk. First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of First Banks. The risk that a counterparty to an agreement entered into by First Banks may default is defined as "credit risk."
         First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

         Interest Rate Swap, Floor and Cap Agreements. Interest rate swap, floor and cap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements are amortized over the life of the agreements using the interest method. In the event of early termination of these derivative financial instruments, the net proceeds received or paid are deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related asset or liability. If, however, the amount of the underlying hedged asset or liability is repaid, then the gains or losses on the agreements are recognized immediately in the consolidated statements of income. The unamortized premiums, fees paid and deferred losses on early terminations are included in other assets in the accompanying consolidated balance sheets.

         Forward Contracts to Sell Mortgage-Backed Securities. Gains and losses on forward contracts to sell mortgage-backed securities, which qualify as hedges, are deferred. The net unamortized balance of such deferred gains and losses is applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

         Earnings Per Common Share. Basic earnings per shares (EPS) are computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. The computation of dilutive EPS is similar except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back: (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

(2)      ACQUISITIONS AND DIVESTITURES

         During the three years ended December 31, 2000, First Banks completed 10 acquisitions as follows:

                                                                              Total        Purchase
           Entity                                       Date                 assets          price        Intangibles
           ------                                       ----                 ------          -----        -----------
                                                                               (dollars expressed in thousands)
   2000
   ----

     The San Francisco Company
     San Francisco, California                    December 31, 2000      $  183,800         62,200          16,300

     Millennium Bank
     San Francisco, California                    December 29, 2000         117,000         20,700           8,700

     Commercial Bank of San Francisco
     San Francisco, California                    October 31, 2000          155,600         26,400           9,300

     Bank of Ventura
     Ventura, California                           August 31, 2000           63,800         14,200           7,200

     First Capital Group, Inc.
     Albuquerque, New Mexico                      February 29, 2000          64,600         66,100           1,500

     Lippo Bank
     San Francisco, California                    February 29, 2000          85,300         17,200           4,800
                                                                         ----------       --------        --------
                                                                         $  670,100        206,800          47,800
                                                                         ==========       ========        ========
   1999
   ----

     Century Bank
     Beverly Hills, California                     August 31, 1999       $  156,000         31,500           4,500

     Redwood Bancorp
     San Francisco, California                      March 4, 1999           183,900         26,000           9,500
                                                                         ----------       --------        --------
                                                                         $  339,900         57,500          14,000
                                                                         ==========       ========        ========
   1998
   ----

     Republic Bank
     Torrance, California                        September 15, 1998      $  124,100         19,300          10,200

     Pacific Bay Bank
     San Pablo, California                        February 2, 1998           38,300          4,200           1,500
                                                                         ----------       --------        --------
                                                                         $  162,400         23,500          11,700
                                                                         ==========       ========        ========

         In addition to the acquisitions included in the table above, during the three years ended December 31, 2000, First Banks also completed two branch office purchases.
         On September 17, 1999, FB&T completed its assumption of the deposits and certain liabilities and the purchase of selected assets of the Malibu, California branch office of Brentwood Bank of California. The transaction resulted in the acquisition of approximately $6.3 million in loans, $17.3 million of deposits and one branch office. The excess of the cost over the fair value of the net assets acquired was $325,000 and is being amortized over 15 years.
         On March 19, 1998, First Banks completed its assumption of the deposits and purchase of selected assets of the Solvang, California banking location of Bank of America. The transaction resulted in the acquisition of approximately $15.5 million in deposits and one office. The excess of the cost over the fair value of the net assets acquired was $1.8 million and is being amortized over 15 years.
         In April 2000, First Bank completed its divestiture of one branch office in central Illinois. In March and April 1999, First Bank completed its divestiture of seven branches in the northern and central Illinois market areas. For the years ended December 31, 2000 and 1999, these branch divestitures resulted in a reduction of the deposit base of approximately $8.8 million and $54.8 million, resulting in pre-tax gains of $1.4 million and $4.4 million, respectively.

         The aforementioned acquisition transactions were accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the periods subsequent to the respective acquisition dates, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition dates. These acquisitions were funded from available cash reserves, proceeds from sales and maturities of available-for-sale investment securities, borrowings under First Banks' $120.0 million revolving credit agreement and the proceeds from the issuance of trust preferred securities. Due to the immaterial effect on previously reported financial information, pro forma disclosures have not been prepared for the aforementioned transactions.

(3)      INVESTMENTS IN DEBT AND EQUITY SECURITIES

         Securities   Available  for  Sale.  The  amortized  cost,   contractual
maturity, gross unrealized gains and losses and fair value of investment securities available for sale at December 31, 2000 and 1999 were as follows:

                                                        Maturity                    Total
                                                        --------
                                                                          After     Amor-        Gross             Weighted
                                        1 Year        1-5       5-10       10       tized     Unrealized     Fair   Average
                                                                                             -------------
                                        or Less      Years      Years     Years     Cost     Gains   Losses  Value   Yield
                                        -------      -----      -----     -----     ----     -----   ------  -----   -----
                                                                     (dollars expressed in thousands)

 December 31, 2000:
    Carrying value:
       U.S. Treasury.................. $ 89,229        801         --         --   90,030      30      (37)  90,023  5.85%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........    1,078     29,625     12,472    159,143  202,318     826     (160) 202,984  7.02
              Other...................   22,059    151,242     10,131     20,256  203,688   2,028   (1,521) 204,195  6.70
       Corporate debt securities......      912      1,961         --        500    3,373      --      (20)   3,353  7.65
       Equity investments in other
          financial institutions......   11,299         --         --         --   11,299   8,121     (369)  19,051  7.98
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   19,780         --         --         --   19,780      --       --   19,780  6.69
                                       --------    -------     ------    -------  -------  ------   ------  -------
                   Total.............. $144,357    183,629     22,603    179,899  530,488  11,005   (2,107) 539,386  6.60
                                       ========    =======     ======    =======  =======  ======   ======  =======  ====

    Fair value:
       Debt securities................ $113,277    184,942     22,798    179,538
       Equity securities..............   38,831         --         --         --
                                       --------    -------     ------    -------
                   Total.............. $152,108    184,942     22,798    179,538
                                       ========    =======     ======    =======

    Weighted average yield............     6.19%      6.73%      6.89%      7.09%
                                       ========    =======     ======    =======

 December 31, 1999:
    Carrying value:
       U.S. Treasury.................. $ 21,036     29,240         --         --   50,276      58      (45)  50,289  6.10%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........   12,489      2,274     20,946     98,935  134,644      20   (1,540) 133,124  6.64
              Other...................  144,185     26,073     13,170     24,256  207,684       4   (3,607) 204,081  6.02
       Foreign debt securities........    2,995         --         --         --    2,995     286       --    3,281  9.42
       Equity investments in other
          financial institutions......    9,605         --         --         --    9,605   8,492     (434)  17,663  8.53
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   21,655         --         --         --   21,655      --       --   21,655  6.07
                                       --------    -------     ------    -------  -------  ------   ------  -------
                   Total.............. $211,965     57,587     34,116    123,191  426,859   8,860   (5,626) 430,093  6.26
                                       ========    =======     ======    =======  =======  ======   ======  =======  ====

    Fair value:
       Debt securities................ $177,426     57,448     32,998    119,621
       Equity securities..............   42,600         --         --         --
                                       --------    -------     ------    -------
                   Total.............. $220,026     57,448     32,998    119,621
                                       ========    =======     ======    =======

    Weighted average yield............     6.00%      6.44%      6.26%      6.79%
                                       ========    =======     ======    =======

         Securities Held to Maturity. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities held to maturity at December 31, 2000 and 1999 were as follows:

                                                      Maturity
                                                      --------
                                        ------------------------------------       Total
                                                                       After       Amor-        Gross            Weighted
                                        1 Year      1-5      5-10       10         tized     Unrealized    Fair   Average
                                                                                          --------------
                                        or Less    Years     Years     Years       Cost    Gains  Losses   Value   Yield
                                        -------    -----     -----     -----       ----    -----  ------   -----   -----
                                                                  (dollars expressed in thousands)

 December 31, 2000:
    Carrying value:
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........  $   --         --        --     5,130      5,130       3     (63)   5,070    6.72%
       State and political
           subdivisions...............     950     11,692     5,896       270     18,808     419      --   19,227    5.03
       Other..........................     210         --        --        --        210      --      --      210    6.90
                                        ------      -----      ----      ----      -----     ---    ----    -----
                   Total..............  $1,160     11,692     5,896     5,400     24,148     422     (63)  24,507    5.33
                                        ======     ======     =====     =====     ======     ===    ====   ======    ====

    Fair value:
       Debt securities................  $1,167     11,854     6,124     5,362
                                        ======     ======     =====     =====

    Weighted average yield............    4.64%      4.98%     5.16%     6.74%
                                        ======     ======     =====     =====

 December 31, 1999:
    Carrying value:
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........  $   --         --        --     2,355      2,355      --    (155)   2,200    6.28%
       State and political
           subdivisions...............     506     11,196     5,322     1,965     18,989     275    (198)  19,066    5.05
       Other..........................      --        210        --        --        210      --      --      210    6.92
                                         -----     ------     -----     -----     ------    ----    ----   ------
                   Total..............  $  506     11,406     5,322     4,320     21,554     275    (353)  21,476    5.22
                                        ======     ======     =====     =====     ======     ===    ====   ======    ====

    Fair value:
       Debt securities................  $  512     11,505     5,125     4,334
                                        ======     ======     =====     =====

    Weighted average yield............    5.09%     4.97%      4.55%    6.62%
                                        =======   =======     =====     =====


         Proceeds from sales of available-for-sale investment securities were $46.3 million, $63.9 million and $136.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. Gross gains of $565,000, $791,000 and $1.5 million were realized on these sales during the years ended December 31, 2000, 1999 and 1998, respectively. Gross losses of $396,000 were realized on these sales during the year ended December 31, 2000. There were no losses realized on these sales in 1999 and 1998.


         Proceeds from calls of investment securities were $111,000 and $20,000 for the years ended December 31, 2000 and 1999, respectively. Gross gains of $300 were realized on these called securities during the year ended December 31, 2000. There were no gross gains on called securities in 1999. Gross losses of $1,800 and $1,200 were realized on these called securities during the years ended December 31, 2000 and 1999, respectively.
         Proceeds from sales of trading investment securities were $2.9 million and $311 million for the years ended December 31, 1999 and 1998, respectively. There were no gross gains realized on these sales for the year ended December 31, 1999. Gross gains of $879,000 were realized on these sales for the year ended December 31, 1998. Gross losses of $303,000 and $234,000 were realized on these sales for the years ended December 31, 1999 and 1998, respectively.

         Certain of the Subsidiary Banks maintain investments in the Federal Home Loan Bank (FHLB) and/or the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Bank's loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank, FB&T, and BSF are members of the FHLB system. The investment in FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Bank's capital stock and capital surplus. First Bank and FB&T are members of the FRB system.
         Investment securities with a carrying value of approximately $180.5 million and $222.3 million at December 31, 2000 and 1999, respectively, were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes as required by law.

(4)      LOANS AND ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 were as follows:

                                                                                    2000        1999        1998
                                                                                    ----        ----        ----
                                                                                  (dollars expressed in thousands)

               Balance, beginning of year.....................................   $ 68,611      60,970       50,509
               Acquired allowances for loan losses............................      6,062       3,008        3,200
                                                                                 --------    --------    ---------
                                                                                   74,673      63,978       53,709
                                                                                 --------    --------    ---------
               Loans charged-off..............................................    (17,050)    (17,721)     (10,183)
               Recoveries of loans previously charged-off.....................      9,842       9,281        8,444
                                                                                 --------    --------    ---------
               Net loans charged-off..........................................     (7,208)     (8,440)      (1,739)
                                                                                 --------    --------    ---------
               Provision charged to operations................................     14,127      13,073        9,000
                                                                                 --------    --------    ---------
               Balance, end of year...........................................   $ 81,592      68,611       60,970
                                                                                 ========    ========    =========

         At December 31, 2000 and 1999, First Banks had $50.2 million and $36.7 million, respectively, of loans on nonaccrual status. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $5.8 million, $5.8 million and $4.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. Of these amounts, $1.9 million, $2.7 million and $1.9 million were actually recorded as interest income on such loans in 2000, 1999 and 1998, respectively.
         At December 31, 2000 and 1999, First Banks had $53.2 million and $39.7 million of impaired loans, including $50.2 million and $36.7 million of loans on nonaccrual status, respectively. At December 31, 2000 and 1999, impaired loans also include $3.0 million of restructured loans. The allowance for loan losses includes an allocation for each impaired loan. The aggregate allocation of the allowance for loan losses related to impaired loans was approximately $10.3 million and $8.2 million at December 31, 2000 and 1999, respectively. The average recorded investment in impaired loans was $45.1 million, $46.0 million and $35.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $2.2 million, $2.8 million and $2.3 million in 2000, 1999 and 1998, respectively.

         First Banks' primary market areas are the states of Missouri, Illinois, Texas and California. At December 31, 2000 and 1999, approximately 91% and 90% of the total loan portfolio and 83% and 88% of the commercial and financial loan portfolio, respectively, were to borrowers within these regions.
         Real estate lending constituted the only significant concentration of credit risk. Real estate loans comprised approximately 65% and 67% of the loan portfolio at December 31, 2000 and 1999, of which 26% and 28%, respectively, were consumer related in the form of residential real estate mortgages and home equity lines of credit.
         First Banks is, in general, a secured lender. At December 31, 2000 and 1999, 96% and 97%, respectively, of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5)      MORTGAGE BANKING ACTIVITIES

         At December 31, 2000 and 1999, First Banks serviced loans for others amounting to $957.2 million and $957.1 million, respectively. Borrowers' escrow balances held by First Banks on such loans were $653,000 and $1.0 million at December 31, 2000 and 1999, respectively.
         Changes in mortgage servicing rights, net of amortization, for the years ended December 31 were as follows:

                                                                                           2000         1999
                                                                                           ----         ----
                                                                                   (dollars expressed in thousands)

              Balance, beginning of year...........................................     $  8,665       9,825
              Originated mortgage servicing rights.................................        1,455       1,670
              Amortization.........................................................       (3,072)     (2,830)
                                                                                        --------    --------
              Balance, end of year.................................................     $  7,048       8,665
                                                                                        ========    ========

(6)      BANK PREMISES AND EQUIPMENT

         Bank premises and equipment were comprised of the following at December 31:

                                                                                           2000        1999
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Land................................................................       18,266        17,582
              Buildings and improvements...........................................      66,474        52,491
              Furniture, fixtures and equipment....................................      66,460        55,344
              Leasehold improvements...............................................      23,794        11,635
              Construction in progress.............................................      15,655         2,896
                                                                                      ---------     ---------
                  Total............................................................     190,649       139,948
              Less accumulated depreciation and amortization.......................      75,878        64,301
                                                                                      ---------     ---------
                  Bank premises and equipment, net.................................   $ 114,771        75,647
                                                                                      =========     =========

         Depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998 totaled $9.5 million, $7.6 million and $5.3 million, respectively.
         First Banks leases land, office properties and some items of equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. Total rent expense was $10.7 million, $7.4 million and $5.3 million for the years ended December 31, 2000, 1999 and 1998, respectively. Future minimum lease payments under noncancellable operating leases extend through 2084 as follows:

                                                                                 (dollars expressed in thousands)

              Year ending December 31:
                      2001...............................................................    $  7,420
                      2002...............................................................       6,101
                      2003...............................................................       5,321
                      2004...............................................................       3,941
                      2005...............................................................       3,198
                      Thereafter.........................................................      21,578
                                                                                             --------
                           Total future minimum lease payments...........................    $ 47,559
                                                                                             ========

         First Banks leases to unrelated parties a portion of its banking facilities. Total rental income was $2.6 million, $2.6 million and $2.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

(7)      SHORT-TERM BORROWINGS

         Short-term borrowings were comprised of the following at December 31:

                                                                                           2000        1999
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Securities sold under agreements to repurchase.......................    $ 125,025      73,010
              FHLB borrowings......................................................       15,544         544
                                                                                       ---------    --------
                  Short-term borrowings............................................    $ 140,569      73,554
                                                                                       =========    ========

         The average balance of short-term borrowings was $106.1 million and $87.4 million, respectively, and the maximum month-end balance of short-term borrowings was $158.4 million and $176.4 million, respectively, for the years ended December 31, 2000 and 1999. The average rates paid on short-term borrowings during the years ended December 31, 2000, 1999 and 1998 were 5.54%, 4.83% and 4.84%, respectively. The assets underlying the short-term borrowings are under First Banks' control.

(8)      NOTE PAYABLE

         First Banks has a $120.0 million revolving line of credit with a group of unaffiliated banks (Credit Agreement). The Credit Agreement, dated August 24, 2000, replaced a similar revolving credit agreement dated August 25, 1999. Interest under the Credit Agreement is payable on a monthly basis at the lead bank's corporate base rate or, at the option of First Banks, is payable at the Eurodollar Rate plus a margin based upon the outstanding loans and First Banks' profitability. The interest rate for borrowings under the Credit Agreement was 7.65% at December 31, 2000, and was based on the applicable Eurodollar Rate plus a margin of 1.00%. Amounts may be borrowed under the Credit Agreement until August 23, 2001, at which time the principal and accrued interest is due and payable.
         Loans under the Credit Agreement are secured by all of the stock of the Subsidiary Banks, which is owned by First Banks. Under the Credit Agreement, there were outstanding borrowings of $83.0 million at December 31, 2000. There were outstanding borrowings of $64.0 million under the previous credit agreement at December 31, 1999.
         The Credit Agreement requires maintenance of certain minimum capital ratios for each of the Subsidiary Banks. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 2000 and 1999, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements of the respective credit agreements.
         The average balance and maximum month-end balance outstanding of advances under the Credit Agreement during the years ended December 31 were as follows:

                                                                                        2000          1999
                                                                                        ----          ----
                                                                                 (dollars expressed in thousands)

         Average balance...........................................................  $ 51,897       56,376
         Maximum month-end balance.................................................    83,000       75,000
                                                                                     ========       ======

      The average rates paid on the outstanding advances during the years ended December 31, 2000, 1999 and 1998 were 7.66%, 6.44% and 6.85%, respectively.

(9)      GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBENTURES

         In February 1997, First Preferred Capital Trust (First Preferred I), a newly formed Delaware business trust subsidiary of First Banks, issued 3.45 million shares of 9.25% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 106,702 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred I's common securities. The gross proceeds of the offering were used by First Preferred I to purchase $88.9 million of 9.25% subordinated debentures from First Banks, maturing on March 31, 2027. The maturity date may be shortened to a date not earlier than March 31, 2002 or extended to a date not later than March 31, 2046 if certain conditions are met. The subordinated debentures are the sole asset of First Preferred I. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred I under the First Preferred I preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred I, net of underwriting fees and offering expenses, were $83.1 million. Distributions on First Preferred I's preferred securities, which are payable quarterly in arrears, were $8.0 million for the years ended December 31, 2000, 1999 and 1998, and are included in noninterest expense in the consolidated financial statements.
         In July 1998, First America Capital Trust (FACT), a newly formed Delaware business trust subsidiary of FBA, issued 1.84 million shares of 8.50% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 56,908 shares of common securities to FBA at $25 per share. FBA owns all of FACT's common securities. The gross proceeds of the offering were used by FACT to purchase $47.4 million of 8.50% subordinated debentures from FBA, maturing on June 30, 2028. The maturity date may be shortened to a date not earlier than June 30, 2003 or extended to a date not later than June 30, 2037 if certain conditions are met. The subordinated debentures are the sole asset of FACT. In connection with the issuance of the FACT preferred securities, FBA made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by FBA of the obligations of FACT under the FACT preferred securities. FBA's proceeds from the issuance of the subordinated debentures to FACT, net of underwriting fees and offering expenses, were $44.0 million. Distributions payable on the FACT preferred securities, which are payable quarterly in arrears, were $3.9 million, $4.0 million and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, and are included in noninterest expense in the consolidated financial statements.
         On October 19, 2000, First Preferred  Capital Trust II (First Preferred
II), a newly formed Delaware  business trust  subsidiary of First Banks,  issued
2.3 million shares of 10.24% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 71,135 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred II's common securities. The gross proceeds of the offering were used by First Preferred II to purchase $59.3 million of 10.24% subordinated debentures from First Banks, maturing on September 30, 2030. The maturity date may be shortened to a date not earlier than September 30, 2005, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred II. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred II under the First Preferred II preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred II, net of underwriting fees and offering expenses, were $55.1 million. Distributions on First Preferred II's preferred securities, which are payable quarterly in arrears, were $1.2 million for the year ended December 31, 2000, and are included in noninterest expense in the consolidated financial statements.

(10)     INCOME TAXES

         Income tax expense attributable to income from continuing operations for the years ended December 31 consists of:

                                                                                    Years ended December 31,
                                                                                    ------------------------
                                                                                   2000        1999      1998
                                                                                   ----        ----      ----
                                                                                (dollars expressed in thousands)

              Current income tax expense:
                  Federal....................................................     $28,215     19,731    16,801
                  State......................................................       2,731      2,247     1,292
                                                                                  -------     ------    ------
                                                                                   30,946     21,978    18,093
                                                                                  -------     ------    ------
              Deferred income tax expense:
                  Federal....................................................       4,001      5,056     1,895
                  State......................................................         (60)        14       273
                                                                                  -------     ------    ------
                                                                                    3,941      5,070     2,168
                                                                                  -------     ------    ------
              Reduction in deferred valuation allowance......................        (405)      (735)     (568)
                                                                                  -------     ------    ------
                      Total..................................................     $34,482     26,313    19,693
                                                                                  =======     ======    ======

         The effective rates of federal income taxes for the years ended December 31 differ from statutory rates of taxation as follows:

                                                                             Years ended December 31,
                                                            ----------------------------------------------------------
                                                                   2000                1999                1998
                                                            -----------------     --------------     -----------------
                                                            Amount     Percent    Amount   Percent    Amount   Percent
                                                            ------     -------    ------   -------    ------   -------
                                                                         (dollars expressed in thousands)

         Income before provision for income taxes and
           minority interest in income of subsidiary....   $ 92,635              $72,151            $ 54,474
                                                           ========              =======            ========
         Provision for income taxes calculated
           at federal statutory income tax rates........   $ 32,422     35.0%    $25,253    35.0%   $ 19,066     35.0%
         Effects of differences in tax reporting:
           Tax-exempt interest income, net of
               tax preference adjustment................       (587)    (0.6)       (439)   (0.6)       (461)    (0.9)
           State income taxes...........................      1,736      1.8       1,470     2.0       1,018      1.9
           Amortization of intangibles associated
               with the purchase of subsidiaries........      1,567      1.7       1,261     1.8         864      1.6
           Reduction in deferred valuation allowance....       (405)    (0.4)       (735)   (1.0)       (568)    (1.0)
           Other, net...................................       (251)    (0.3)       (497)   (0.7)       (226)    (0.4)
                                                           --------    -----     -------    ----    --------     ----


                 Provision for income taxes.............   $ 34,482     37.2%    $26,313    36.5%   $ 19,693     36.2%
                                                           ========    =====     =======    ====    ========     ====

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                           ------------
                                                                                        2000         1999
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)

              Deferred tax assets:
                  Net operating loss carryforwards................................    $ 47,043      30,792
                  Allowance for loan losses.......................................      29,965      27,071
                  Alternative minimum tax credits.................................       3,319       2,841
                  Disallowed losses on investment securities......................       3,197       2,443
                  Other real estate...............................................          65          15
                  Other...........................................................       5,185       3,556
                                                                                      --------    --------
                      Gross deferred tax assets...................................      88,774      66,718
                  Valuation allowance.............................................     (13,075)    (14,746)
                                                                                      --------    --------
                      Deferred tax assets, net of valuation allowance.............      75,699      51,972
                                                                                      --------    --------
              Deferred tax liabilities:
                  Depreciation on bank premises and equipment.....................       6,151       3,332
                  Net fair value adjustment for securities available for sale.....       3,258       1,132
                  Operating leases................................................       1,313          --
                  FHLB stock dividends............................................         890       1,094
                  State taxes.....................................................         568         591
                  Other...........................................................         594         433
                                                                                      --------    --------
                      Deferred tax liabilities....................................      12,774       6,582
                                                                                      --------    --------
                      Net deferred tax assets.....................................    $ 62,925      45,390
                                                                                      ========    ========

         The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that First Banks will realize the recognized net deferred tax asset of $62.9 million. The net change in the valuation allowance, related to deferred tax assets, was a decrease of $1.7 million for the year ended December 31, 2000. The decrease related to the recognition of deferred tax assets for certain loans and other real estate, and the reversal of valuation reserves resulting from the utilization of net operating loss carryforwards.
         Changes to the deferred tax asset valuation allowance for the years ended December 31 were as follows:

                                                                                       2000       1999       1998
                                                                                       ----       ----       ----
                                                                                    (dollars expressed in thousands)

              Balance, beginning of year.........................................    $ 14,746     17,179     17,747
              Current year deferred provision, change in
                  deferred tax valuation allowance...............................        (405)      (735)      (568)
              Reduction attributable to utilization of deferred tax assets:
                 Adjustment to capital surplus...................................          --       (811)        --
                 Adjustment to intangibles associated with the
                    purchase of subsidiaries.....................................      (1,266)      (887)        --
                                                                                     --------    -------    -------
              Balance, end of year...............................................    $ 13,075     14,746     17,179
                                                                                     ========    =======    =======

         The valuation allowance for deferred tax assets at December 31, 1999 included $1.3 million that was recognized in 2000 and credited to intangibles associated with the purchase of subsidiaries. In addition, the valuation allowance for deferred tax assets at December 31, 2000 and 1999 includes $5.0 million which when recognized, will be credited to capital surplus under the terms of the quasi-reorganizations implemented for FBA and First Commercial Bancorp, Inc. as of December 31, 1994 and 1996, respectively.
         At December 31, 2000 and 1999, the accumulation of prior years' earnings representing tax bad debt deductions were approximately $30.8 million. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank and FB&T would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.
         At December 31, 2000 and 1999, for federal income taxes purposes, First Banks had net operating loss carryforwards of approximately $134.4 million and $88.0 million, respectively.
         The net operating loss carryforwards for First Banks expire as follows:

                                                                        (dollars expressed in thousands)

                       Year ending December 31:
                           2001.................................................   $     561
                           2002.................................................       4,562
                           2003.................................................       4,611
                           2004.................................................       4,148
                           2005.................................................      21,052
                           2006 - 2020..........................................      99,475
                                                                                   ---------
                               Total............................................   $ 134,409
                                                                                   =========

(11)     EARNINGS PER COMMON SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                               Income         Shares        Per share
                                                                             (numerator)   (denominator)     amount
                                                                             -----------   -------------     ------
                                                                         (dollars in thousands, except for per share data)

     Year ended December 31, 2000:
         Basic EPS - income available to common stockholders.............    $  55,321         23,661       $ 2,338.04
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,076
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  56,090         24,737       $ 2,267.41
                                                                             =========        =======       ==========

     Year ended December 31, 1999:
         Basic EPS - income available to common stockholders.............    $  43,392         23,661       $ 1,833.91
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,212
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  44,161         24,873       $ 1,775.47
                                                                             =========        =======       ==========

     Year ended December 31, 1998:
         Basic EPS - income available to common stockholders.............    $  32,724         23,661       $ 1,383.04
                                                                                                            ==========
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,389
                                                                             ---------        -------
         Diluted EPS - income available to common stockholders...........    $  33,493         25,050       $ 1,337.09
                                                                             =========        =======       ==========

(12)     INTEREST RATE RISK MANAGEMENT / DERIVATIVE FINANCIAL INSTRUMENTS

         First Banks utilizes off-balance-sheet derivative financial instruments to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of on-balance-sheet assets and liabilities. The use of such derivative financial instruments is strictly limited to reducing First Banks' interest rate risk exposure.
         Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                                  December 31,
                                                               -------------------------------------------------
                                                                         2000                        1999
                                                                ---------------------       --------------------
                                                               Notional        Credit       Notional       Credit
                                                                amount        exposure       amount       exposure
                                                                         (dollars expressed in thousands)

     Interest rate swap agreements - pay
       adjustable rate, receive fixed rate.................   $1,105,000       4,207        455,000        3,349
     Interest rate swap agreements - pay
       adjustable rate, receive adjustable rate............           --          --        500,000           --
     Interest rate floor agreements........................       35,000           6         35,000           13
     Interest rate cap agreements..........................      450,000       3,753         10,000           26
     Forward commitments to sell
       mortgage-backed securities..........................       32,000          --         33,000           --
                                                              ==========     =======      =========       ======

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.
         Previously, First Banks utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with its assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated due to a change in the composition of the balance sheet. The change in the composition of the balance sheet was primarily driven by the significant decline in interest rates experienced during 1995, which caused an increase in the principal prepayments of residential mortgage loans. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million and $3.7 million for the years ended December 31, 1999 and 1998, respectively. The deferred losses on terminated swap agreements were amortized over the remaining lives of the agreements, unless the underlying liabilities were repaid, in which case the deferred losses were immediately charged to operations. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.
         During 1998, First Banks entered into $280.0 million notional amount of interest rate swap agreements. The swap agreements effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements initially provided for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the 90-day London Interbank Offering Rate. In March 2000, the terms of the swap agreements were modified such that First Banks currently pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provide for First Banks to pay quarterly and receive payment semiannually. The amount receivable by First Banks under the swap agreements was $4.1 million at December 31, 2000 and 1999, respectively, and the amount payable by First Banks under the swap agreements was $744,000 and $770,000 at December 31, 2000 and 1999, respectively.
         During May 1999, First Banks entered into $500.0 million notional amount of interest rate swap agreements with the objective of stabilizing the net interest margin during the six-month period surrounding the Year 2000 century date change. The swap agreements provided for First Banks to receive an adjustable rate of interest equivalent to the daily weighted average 30-day London Interbank Offering Rate and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.665%. The terms of the swap agreements, which had an effective date of October 1, 1999 and a maturity date of March 31, 2000, provided for First Banks to pay and receive interest on a monthly basis. In January 2000, First Banks determined these swap agreements were no longer necessary based upon the results of the Year 2000 transition and terminated these agreements resulting in a cost of $150,000.
         During September 1999, First Banks entered into $175.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable by First Banks under the swap agreements was $119,000 at December 31, 2000 and 1999 and the amount payable by First Banks under the swap agreements was $165,000 and $141,000 at December 31, 2000 and 1999, respectively.
         During September 2000, First Banks entered into $600.0 million notional amount of interest rate swap agreements to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable and payable by First Banks under the swap agreements was $1.2 million at December 31, 2000. In conjunction with these interest rate swap agreements, First Banks also entered into $450.0 million notional amount of interest rate cap agreements to limit the net interest expense associated with the interest rate swap agreements. The interest rate cap agreements provide for First Banks to receive a quarterly adjustable rate of interest equivalent to the three-month London Interbank Offering Rate, should such rate exceed the predetermined interest rate of 7.50%. At December 31, 2000, the unamortized costs associated with the interest rate cap agreements were $3.8 million, and were included in other assets, and the fair value of the interest rate cap agreements was $1.6 million.

         During September 2000, First Banks entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million of five and one-half year interest rate swap agreements to effectively shorten the repricing characteristics of certain interest-bearing liabilities with the objective of stabilizing cash flow, and accordingly, net interest income, over time. The swap agreements provide for First Banks to receive fixed rates of interest ranging from 6.6% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provide for First Banks to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. The amount receivable by First Banks under the swap agreements was $1.0 million at December 31, 2000 and the amount payable by First Banks under the swap agreements was $119,000 at December 31, 2000.
         At December 31, 2000, First Banks had pledged investment securities available for sale with a carrying value of $8.6 million in connection with the interest rate swap agreements. In addition, at December 31, 2000, First Banks had accepted investment securities with a fair value of $19.0 million as collateral in connection with the interest rate swap agreements. First Banks is permitted by contract to sell or repledge the collateral accepted from its counterparties, however, at December 31, 2000, First Banks had not sold or repledged any of this collateral.
         The maturity dates, notional amounts, interest rates paid and received, and fair values of interest rate swap agreements outstanding as of December 31, 2000 and 1999 were as follows:

                                                               Notional   Interest rate  Interest rate     Fair
                           Maturity date                        amount        paid         received        Value
                           -------------                        ------        ----         --------        -----
                                                                        (dollars expressed in thousands)

         December 31, 2000:
             September 27, 2001...........................   $  175,000        6.80%         6.14%     $     65
             June 11, 2002................................       15,000        6.80          6.00             7
             September 13, 2001...........................       12,500        6.56          6.80            42
             September 21, 2001...........................       12,500        6.47          6.60            43
             September 16, 2002...........................      195,000        6.80          5.36        (1,776)
             September 18, 2002...........................       70,000        6.80          5.33          (690)
             September 20, 2004...........................      600,000        6.80          6.78        16,869
             March 13, 2006...............................       12,500        6.47          7.25             5
             March 22, 2006...............................       12,500        6.39          7.20             6
                                                             ----------                                --------
                                                             $1,105,000        6.70          6.43      $ 14,571
                                                             ==========      ======         =====      ========

         December 31, 1999:
             March 31, 2000...............................   $  500,000        5.84%         6.45%     $    124
             September 27, 2001...........................      175,000        5.80          6.14        (1,598)
             June 11, 2002................................       15,000        6.12          6.00          (291)
             September 16, 2002...........................      195,000        6.12          5.36        (7,325)
             September 18, 2002...........................       70,000        6.14          5.33        (2,700)
                                                             ----------                                --------
                                                             $  955,000        5.91          6.08      $(11,790)
                                                             ==========      ======         =====      ========

         First Banks also utilizes interest rate cap and floor agreements to limit the interest expense associated with certain interest-bearing liabilities and the net interest expense of certain interest rate swap agreements, respectively. At December 31, 2000 and 1999, the unamortized costs of these agreements were $6,000 and $32,000, respectively, and were included in other assets.
         During 2000 and 1998, the net interest expense realized on the derivative financial instruments was $4.7 million and $4.0 million, respectively, in comparison to net interest income of $430,000 realized on the derivative financial instruments in 1999.
         Derivative financial instruments issued by First Banks consist of commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These loan commitments, net of estimated underwriting fallout, and loans held for sale were $37.6 million and $31.5 million at December 31, 2000 and 1999, respectively. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities of $32.0 million and $33.0 million at December 31, 2000 and 1999, respectively. Gains and losses from forward contracts are deferred and included in the cost basis of loans held for sale. At December 31, 2000, the net unamortized losses were $165,000, in comparison to net unamortized gains of $838,000 at December 31, 1999. Such gains and losses were applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

(13)     CREDIT COMMITMENTS

         First Banks is a party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relates primarily to the commitments to originate fixed-rate loans. As more fully discussed in Note 12 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and the collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet items.
         Commitments to extend credit at December 31 were as follows:

                                                                                              December 31,
                                                                                              ------------
                                                                                            2000         1999
                                                                                            ----         ----
                                                                                   (dollars expressed in thousands)

              Commitments to extend credit..........................................   $ 1,484,278   1,310,249
              Commercial and standby letters of credit..............................        94,802      64,455
                                                                                       -----------   ---------
                                                                                       $ 1,579,080   1,374,704
                                                                                       ===========   =========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties or single family residential properties. Collateral is generally required except for consumer credit card commitments.
         Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Upon issuance of the commitments, First Banks holds marketable securities, certificates of deposit, inventory, real property or other assets as collateral supporting those commitments for which collateral is deemed necessary.

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments is management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, bank premises and equipment and intangibles associated with the purchase of subsidiaries. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of First Banks' financial instruments at December 31 were as follows:

                                                                         2000                          1999
                                                               -----------------------       -----------------------
                                                              Carrying        Estimated     Carrying       Estimated
                                                                value        fair value       value       fair value

         Financial assets:
             Cash and cash equivalents....................   $  198,279        198,279       170,894         170,894
             Investment securities:
               Available for sale.........................      539,386        539,386       430,093         430,093
               Held to maturity...........................       24,148         24,509        21,554          21,476
             Net loans....................................    4,670,673      4,694,594     3,927,713       3,908,065
             Accrued interest receivable..................       45,226         45,226        33,491          33,491
                                                             ==========     ==========    ==========      ==========

         Financial liabilities:
             Deposits:
               Demand:
                  Non-interest-bearing....................   $  808,251        808,251       606,064         606,064
                  Interest-bearing........................      448,146        448,146       415,113         415,113
               Savings and money market...................    1,447,898      1,447,898     1,198,314       1,198,314
               Time deposits..............................    2,308,120      2,351,418     2,032,323       2,032,323
             Short-term borrowings........................      140,569        140,569        73,554          73,554
             Note payable.................................       83,000         83,000        64,000          64,000
             Accrued interest payable.....................       23,227         23,227        11,607          11,607
             Guaranteed preferred beneficial interests
               in subordinated debentures.................      182,849        185,608       127,611         127,391
                                                             ==========     ==========    ==========      ==========

         Off-balance-sheet:
             Interest rate swap, cap and floor agreements.   $    7,966         16,208         3,388         (11,742)
             Forward contracts to sell mortgage-backed
               securities.................................           --         32,393            --          32,207
             Credit commitments...........................           --          4,183            --           4,517
                                                             ==========     ==========    ==========      ==========

         The following methods and assumptions were used in estimating the fair value of financial instruments:

Financial Assets:

         Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

         Investment securities: The fair value of investment securities available for sale is the amount reported in the consolidated balance sheets. The fair value of investment securities held to maturity is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Net loans: The fair value of most loans held for portfolio was estimated utilizing discounted cash flow calculations that applied interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair value of loans held for sale, which is the amount reported in the consolidated balance sheets, is based on quoted market prices where available. If quoted market prices are not available, the fair value is based upon quoted market prices of comparable instruments. The carrying value of loans is net of the allowance for loan losses and unearned discount.

Financial Liabilities:

         Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

The fair value disclosed for certificates of deposit was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

         Guaranteed preferred  beneficial interests in subordinated  debentures:
The fair value is based on quoted market prices.

         Short-term borrowings, note payable and accrued interest payable: The carrying value reported in the consolidated balance sheets approximates fair value.

Off-Balance-Sheet:

         Interest rate swap, cap and floor agreements: The fair value of the interest rate swap, cap and floor agreements is estimated by comparison to market rates quoted on new agreements with similar terms and creditworthiness.

         Forward contracts to sell mortgage-backed securities: The fair value of forward contracts to sell mortgage-backed securities is based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio as part of the lower of cost or market valuation.

         Credit commitments: The fair value of the commitments to extend credit associated with loans held for sale in which First Banks has interest rate risk exposure are based on quoted market prices of comparable mortgage-backed securities less estimated fallout. The majority of the other commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments reported in the consolidated balance sheets approximates fair value.

(15)     EMPLOYEE BENEFITS

         First Banks' 401(k) plan is a self-administered savings and incentive plan covering substantially all employees. Under the plan, employer-matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2000. Total employer contributions under the plan were $1.1 million, $863,000 and $648,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The plan assets are held and managed under a trust agreement with First Bank's trust department.

(16)     PREFERRED STOCK

         First Banks has two classes of preferred stock outstanding. The Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105.0% of par value. The Class B preferred stock may not be redeemed or converted. The redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.
         The holders of the Class A and Class B preferred stock have full voting rights. Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year
Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6.0% nor more than 12.0% on the Class A preferred stock, or less than 7.0% nor more than 15.0% on the Class B preferred stock. The annual dividend rates for the Class A and Class B preferred stock were 6.0% and 7.0%, respectively, for the years ended December 31, 2000, 1999 and 1998.
         In addition to the Class A and Class B preferred stock, First Banks has two issues of trust preferred securities outstanding and FBA has one issue of trust preferred securities outstanding. The structure of the trust preferred securities, as further described in Note 9, satisfies the regulatory requirements for inclusion, subject to certain limitation, in First Banks' capital base.

(17)     TRANSACTIONS WITH RELATED PARTIES

         Outside of normal customer relationships, no directors or officers of First Banks, no stockholders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationships with First Banks or its subsidiaries, other than such as arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.
         During 2000, 1999 and 1998, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his adult children, received approximately $212,000, $316,000 and $280,000, respectively, in insurance premiums for accident, health and life insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and subsequently ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently ceded to an unaffiliated third-party insurer.
         During 2000, 1999 and 1998, First Securities America, Inc. (FSA), a corporation established and administered by and for the benefit of First Banks' Chairman and members of his immediate family, received approximately $235,000, $194,000 and $265,000, respectively, in commissions and insurance premiums for policies purchased by First Banks or customers of the Subsidiary Banks from unaffiliated, third-party insurors. The insurance premiums on which the aforementioned commissions were earned were competitively bid, and First Banks deems the commissions FSA earned from unaffiliated third-party companies to be comparable to those that would have been earned by an unaffiliated third-party agent.
         First Brokerage America, L.L.C., a limited liability corporation which is indirectly owned by First Banks' Chairman and members of his immediate family, received approximately $2.1 million, $2.3 million and $1.8 million for the years ended December 31, 2000, 1999 and 1998, respectively, in commissions paid by unaffiliated third-party companies. The commissions received were primarily in connection with the sales of annuities, securities and other insurance products to customers of the Subsidiary Banks.
         First Services, L.P., a limited partnership indirectly owned by First Banks' Chairman and his adult children, provides data processing services and operational support for First Banks, Inc. and its Subsidiary Banks. Fees paid under agreements with First Services L.P. were $19.3 million, $16.4 million and $12.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, 1999 and 1998, First Services, L.P. paid First Banks $1.8 million, $1.2 million and $799,000, respectively, in rental fees for the use of data processing and other equipment owned by First Banks. The fees paid by First Banks for data processing services are at least as favorable as could have been obtained from unaffiliated third parties.

(18)     CAPITAL STOCK OF FIRST BANKS AMERICA, INC.

First Banks owned 2,500,000 shares of FBA's Class B common stock and 8,741,350 shares of FBA's common stock at December 31, 2000, representing 92.86% of FBA's outstanding voting stock. In comparison, First Banks owned 2,500,000 shares of FBA's Class B common stock and 2,210,581 shares of FBA's common stock at December 31, 1999, representing 83.37% of FBA's outstanding voting stock. The increase for 2000 is attributable to FBA's issuance of 6,530,769 shares of its common stock to First Banks in conjunction with its purchase of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction, which occurred on October 31, 2000, increased First Banks' ownership interest in FBA from 84.42% to approximately 92.82%. FBA's common stock is publicly traded on the New York Stock Exchange.

(19)     REGULATORY CAPITAL

         First Banks and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Banks and the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require First Banks and the Subsidiary Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, First Banks and the Subsidiary Banks were each well capitalized.
         As of December 31, 2000, the most recent notification from First Banks' primary regulator categorized First Banks and the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Banks and the Subsidiary Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 2 leverage ratios as set forth in the table below.
         At December 31, 2000 and 1999, First Banks' and the Subsidiary Banks' required and actual capital ratios were as follows:

                                                                                                         To be well
                                                                                                      capitalized under
                                                               Actual              For capital        prompt corrective
                                                               ------
                                                          2000         1999     adequacy purposes     action provisions
                                                          ----         ----     -----------------     -----------------

     Total capital (to risk-weighted assets):
              First Banks.............................    10.21%       10.05%          8.0%                 10.0%
              First Bank..............................    10.71        10.60           8.0                  10.0
              FB&T....................................    10.58        11.17           8.0                  10.0
              BSF (1).................................    22.38           --           8.0                  10.0

     Tier 1 capital (to risk-weighted assets):
              First Banks.............................     7.56         8.00           4.0                   6.0%
              First Bank..............................     9.46         9.35           4.0                   6.0
              FB&T....................................     9.32         9.94           4.0                   6.0
              BSF (1).................................    21.42           --           4.0                   6.0

     Tier 1 capital (to average assets):
              First Banks.............................     7.45         7.14           3.0                   5.0%
              First Bank..............................     8.49         8.10           3.0                   5.0
              FB&T....................................     9.27         9.15           3.0                   5.0
              BSF (1).................................    22.00           --           3.0                   5.0

        -------------------------
(1)      BSF was acquired by FBA on December 31, 2000.


(20)     DISTRIBUTION OF EARNINGS OF THE SUBSIDIARY BANKS

         The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 8, as to the amount of dividends which are available for payment to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from the Subsidiary Banks is limited to approximately $45.2 million at December 31, 2000, unless prior permission of the regulatory authorities and/or the lending banks is obtained.

(21)     BUSINESS SEGMENT RESULTS

         First Banks' business segments are its Subsidiary Banks. The reportable business segments are consistent with the management structure of First Banks, the Subsidiary Banks and the internal reporting system that monitors performance.
         Through the respective branch networks, the Subsidiary Banks provide similar products and services in their defined geographic areas. The products and services offered include a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, the Subsidiary Banks market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. The Subsidiary Banks also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing.


                                                        First Bank                               FB&T (1)
                                            ---------------------------------       ----------------------------------
                                             2000           1999         1998       2000           1999           1998
                                             ----           ----         ----       ----           ----           ----
                                                                        (dollars expressed in thousands)

Balance sheet information:

Investment securities...................  $  214,005       241,624     264,364        330,478     192,357      247,566
Loans, net of unearned discount.........   2,694,005     2,527,649   2,490,556      2,058,628   1,469,093    1,089,965
Total assets............................   3,152,885     3,028,046   3,024,600      2,733,545   1,854,827    1,504,311
Deposits................................   2,729,489     2,689,671   2,659,030      2,306,469   1,590,490    1,329,253
Stockholders' equity....................     273,848       263,466     243,673        333,186     204,617      148,239
                                          ==========    ==========    ========      =========   =========    =========


Income statement information:

Interest income.........................  $  247,290       221,195     219,609        176,902     132,407      108,662
Interest expense........................     115,421       105,231     111,656         71,167      51,544       48,320
                                          ----------    ----------    --------      ---------   ---------    ---------
     Net interest income................     131,869       115,964     107,953        105,735      80,863       60,342
Provision for possible loan losses......      12,250         8,890       7,250          1,877       4,183        1,750
                                          ----------    ----------    --------      ---------   ---------    ---------
     Net interest income after provision
       for possible loan losses.........     119,619       107,074     100,703        103,858      76,680       58,592
Noninterest income......................      32,152        32,260      29,582         12,343      10,774        8,322
Noninterest expense.....................      90,746        77,786      79,748         65,567      54,992       47,105
                                          ----------    ----------    --------      ---------   ---------    ---------
     Income (loss) before provision
       (benefit) for income taxes and
       minority interest in income of
       subsidiary.......................      61,025        61,548      50,537         50,634      32,462       19,809
Provision (benefit) for income taxes....      20,889        20,811      17,238         20,064      12,353        8,163
                                          ----------    ----------    --------      ---------   ---------    ---------
     Income (loss) before minority
       interest in income of subsidiary.      40,136        40,737      33,299         30,570      20,109       11,646
Minority interest in income
       of subsidiary....................          --            --          --             --          --           --
                                          ----------    ----------    ---------     ---------   ---------    ---------
     Net income.........................  $   40,136        40,737      33,299         30,570      20,109       11,646
                                          ==========    ==========    ========      =========   =========    =========

------------------------
(1)  Includes BSF, which  was acquired by FBA on December 31, 2000.
(2) Corporate and other includes $8.6 million, $7.9 million and $6.4 million of guaranteed preferred debentures expense, after applicable income tax benefit of $4.6 million, $4.2 million and $3.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

         Other financial services include mortgage banking, credit and debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes and trust, private banking and institutional money management services. The revenues generated by each business segment consist primarily of interest income, generated from the loan and investment security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas include Missouri, Illinois, southern and northern California and Houston, Dallas, Irving and McKinney Texas. The products and services are offered to customers primarily within their respective geographic areas, with the exception of loan participations executed between the Subsidiary Banks.
         The business segment results are consistent with First Banks' internal reporting system and, in all material respects, with generally accepted accounting principles and practices predominant in the banking industry. Such principles and practices are summarized in Note 1 to the consolidated financial statements.


                     Corporate, Other and
              Intercompany Reclassifications (2)                               Consolidated Totals
              ----------------------------------------             -------------------------------------------
               2000            1999              1998                2000             1999              1998
               ----            ----              ----                ----             ----              ----
                                               (dollars expressed in thousands)



             19,051            17,666          22,866               563,534           451,647          534,796
               (368)             (418)           (416)            4,752,265         3,996,324        3,580,105
             (9,739)          (15,126)         25,899             5,876,691         4,867,747        4,554,810
            (23,543)          (28,347)        (48,298)            5,012,415         4,251,814        3,939,985
           (254,188)         (173,178)       (128,549)              352,846           294,905          263,363
          =========         =========       =========            ==========         =========        =========




             (1,366)             (520)           (411)              422,826           353,082          327,860
              1,091             1,926           2,203               187,679           158,701          162,179
          ---------         ---------       ---------            ----------         ---------        ---------
             (2,457)           (2,446)         (2,614)              235,147           194,381          165,681
                 --                --              --                14,127            13,073            9,000
          ---------         ---------       ---------            ----------         ---------        ---------

             (2,457)           (2,446)         (2,614)              221,020           181,308          156,681
             (1,717)           (1,384)         (1,407)               42,778            41,650           36,497
             14,850            18,029          11,851               171,163           150,807          138,704
          ---------         ---------       ---------            ----------         ---------        ---------



            (19,024)          (21,859)        (15,872)               92,635            72,151           54,474
             (6,471)           (6,851)         (5,708)               34,482            26,313           19,693
          ---------         ---------       ---------             ---------         ---------        ---------

            (12,553)          (15,008)        (10,164)               58,153            45,838           34,781
              2,046             1,660           1,271                 2,046             1,660            1,271
          ---------         ---------       ---------            ----------         ---------        ---------
            (14,599)          (16,668)        (11,435)               56,107            44,178           33,510
          =========         =========       =========            ==========         =========        =========

(22)     PARENT COMPANY ONLY FINANCIAL INFORMATION

         Following are condensed balance sheets of First Banks, Inc. as of December 31, 2000 and 1999, and condensed statements of income and cash flows for the years ended December 31, 2000, 1999 and 1998:


                            CONDENSED BALANCE SHEETS

                                                                                           December 31,
                                                                                        -----------------
                                                                                        2000         1999
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)
                                   Assets
                                   ------

     Cash deposited in subsidiary banks...........................................   $    8,079       4,347
     Investment securities........................................................       14,309      13,848
     Investment in subsidiaries...................................................      461,753     429,255
     Advances to FBA .............................................................       98,000          --
     Other assets.................................................................       15,333      12,278
                                                                                     ----------   ---------
           Total assets...........................................................   $  597,474     459,728
                                                                                     ==========   =========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

     Note payable................................................................    $   83,000      64,000
     Subordinated debentures.....................................................       148,196      88,918
     Accrued expenses and other liabilities......................................        13,432      11,905
                                                                                     ----------   ---------
           Total liabilities.....................................................       244,628     164,823
     Stockholders' equity........................................................       352,846     294,905
                                                                                     ----------   ---------
           Total liabilities and stockholders' equity............................    $  597,474     459,728
                                                                                     ==========   =========



                         CONDENSED STATEMENTS OF INCOME

                                                                                    Years ended December 31,
                                                                                  ----------------------------
                                                                                  2000        1999        1998
                                                                                  ----        ----        ----
                                                                                (dollars expressed in thousands)

     Income:
       Dividends from subsidiaries........................................    $  43,000      25,250      23,000
       Management fees from subsidiaries..................................       17,325      12,977      10,154
       Other..............................................................        1,956       1,313       2,796
                                                                              ---------      ------     -------
           Total income...................................................       62,281      39,540      35,950
                                                                              ---------      ------     -------
     Expense:
       Interest...........................................................        3,964       3,628       3,411
       Salaries and employee benefits.....................................       12,180       8,999       7,307
       Legal, examination and professional fees...........................        2,031       7,006       1,988
       Other..............................................................       13,969      12,947      12,639
                                                                              ---------      ------     -------
           Total expense..................................................       32,144      32,580      25,345
                                                                              ---------      ------     -------
           Income before benefit for income taxes and
              equity in undistributed earnings of subsidiaries............       30,137       6,960      10,605
     Benefit for income taxes.............................................       (3,922)     (5,649)     (3,999)
                                                                              ---------      ------     -------
           Income before equity in undistributed earnings of subsidiaries.       34,059      12,609      14,604
     Equity in undistributed earnings of subsidiaries.....................       22,048      31,569      18,906
                                                                              ---------      ------     -------
           Net income.....................................................    $  56,107      44,178      33,510
                                                                              =========      ======     =======

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Years ended December 31,
                                                                              ---------------------------------
                                                                              2000          1999           1998
                                                                              ----          ----           ----
                                                                               (dollars expressed in thousands)

     Cash flows from operating activities:
       Net income......................................................   $  56,107        44,178         33,510
       Adjustments to reconcile net income to net cash provided by operating activities:
           Net income of subsidiaries..................................     (64,937)      (56,676)       (42,107)
           Dividends from subsidiaries.................................      43,000        25,250         23,000
           Other, net..................................................         272         1,900          4,963
                                                                          ---------      --------        -------
              Net cash provided by operating activities................      34,442        14,652         19,366
                                                                          ---------      --------        -------

     Cash flows from investing activities:
       (Increase) decrease in investment securities....................        (860)         (100)         3,000
       Investment in common securities of First Preferred II...........      (1,778)           --             --
       Acquisitions of subsidiaries....................................          --       (31,500)       (31,586)
       Capital contributions to subsidiaries...........................      (6,100)       (3,000)            --
       Return of subsidiary capital....................................          --        10,000             --
       (Increase) decrease in advances to subsidiaries.................     (98,000)           --         14,900
       Other, net......................................................      (1,464)       (3,646)        (3,350)
                                                                          ---------      --------        -------
              Net cash used in investing activities....................    (108,202)      (28,246)       (17,036)
                                                                          ---------      --------        -------

     Cash flows from financing activities:
       Increase (decrease) in note payable.............................      19,000        13,952         (5,096)
       Proceeds from issuance of First Preferred II
           subordinated debentures.....................................      59,278            --             --
       Payment of preferred stock dividends............................        (786)         (786)          (786)
                                                                          ---------      --------        -------
              Net cash provided by (used in) financing activities......      77,492        13,166         (5,882)
                                                                          ---------      --------        -------
              Net increase (decrease) in cash and cash equivalents.....       3,732          (428)        (3,552)
     Cash deposited in subsidiary banks, beginning of year.............       4,347         4,775          8,327
                                                                          ---------      --------        -------
     Cash deposited in subsidiary banks, end of year...................   $   8,079         4,347          4,775
                                                                          =========      ========        =======

     Noncash investing activities:
       Cash paid for interest..........................................   $   4,117         3,420          3,747
       Reduction of deferred tax valuation reserve.....................          --           811             --
                                                                          =========      ========        =======

(23)     CONTINGENT LIABILITIES

         In the ordinary course of business, there are various legal proceedings pending against First Banks and/or its subsidiaries. Management, in consultation with legal counsel, is of the opinion the ultimate resolution of these proceedings will have no material effect on the financial condition or results of operations of First Banks or its subsidiaries.

(24)     Interim Consolidated Financial Statements (Unaudited)

         Basis of Presentation. The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. These unaudited interim consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

         Implementation of New Accounting Standard. In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133 - Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         We utilize derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. We use such derivative instruments solely to reduce our interest rate exposure. The following is a summary of our accounting policies for derivative instruments and hedging activities under SFAS 133, as amended.

         Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in earnings on each monthly measurement date. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value.
Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value on the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The swap agreements are accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

         Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in earnings on each monthly measurement date.

         Interest Rate Lock Commitments. Commitments to originate loans, or interest rate lock commitments, which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         Forward Contracts to Sell Mortgage-Backed Securities. Forward contracts to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         On January 1, 2001, we implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, we recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income. The effect of future derivative transactions as well as further guidance from the Derivative Implementation Group may result in modifications of our current assessment of SFAS 133, as amended, and its overall impact on our consolidated financial statements.

                              INVESTOR INFORMATION


         First Banks' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed, in writing, to Allen H. Blake, First Banks, Inc., 600 James S. McDonnell Boulevard, Hazelwood, Missouri 63042.

First Banks, Inc. Preferred Securities

         The preferred securities of First Banks are traded on the Nasdaq National Market System with the ticker symbols "FBNKO" and "FBNKN." As of March 20, 2001, there were approximately 484 record holders of First Preferred Capital Trust. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The preferred securities of First Preferred Capital Trust II are represented by a global security that has been deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC). The beneficial ownership interests of these preferred securities are recorded through the DTC book-entry system. The high and low preferred securities prices and the dividends declared for the periods presented are summarized as follows:

                                                   First Preferred Capital Trust - FBNKO

                                                 2001                  2000                1999            Dividend
                                           ----------------       --------------     --------------
                                           High        Low         High     Low       High      Low        Declared
                                           ----        ---         ----     ---       ----      ---        --------
     First quarter.....................   $  26.25     24.38       25.25    23.13     27.25    25.13      $ 0.578125
     Second quarter....................      27.35     25.00       26.00    23.50     27.00    25.25        0.578125
     Third quarter.....................      27.25     25.00       25.13    23.50     26.63    24.94        0.578125
     Fourth quarter....................                            25.00    23.38     26.00    23.88        0.578125

                                                  First Preferred Capital Trust II - FBNKN

                                                 2001                  2000           Dividend
                                             ---------------       ------------
                                             High      Low         High     Low       Declared
                                             ----      ---         ----     ---       --------
     First quarter.....................   $  27.75     26.38           -       -      $0.640000
     Second quarter....................      27.40     26.25           -       -       0.640000
     Third quarter.....................      28.50     26.95           -       -       0.640000
     Fourth quarter....................                            27.00   25.13       0.504888

First Banks America, Inc. Preferred Securities

         The preferred securities of FBA are traded on the New York Stock Exchange with the ticker symbol "FBAPrt." As of March 20, 2001, there were approximately 235 record holders of preferred securities. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The high and low preferred securities prices and the dividends declared for the periods presented are summarized as follows:

                                                    First America Capital Trust - FBAPrt

                                                   2001                 2000                1999            Dividend
                                             ----------------       -------------      -------------
                                             High       Low         High     Low       High      Low        Declared
                                             ----       ---         ----     ---       ----      ---        --------
     First quarter.....................     $25.00     21.63       23.00    19.50     26.25    24.75       $ 0.53125
     Second quarter....................      25.05     23.95       23.88    20.69     26.25    24.31         0.53125
     Third quarter.....................      25.80     24.80       23.75    21.13     25.25    22.50         0.53125
     Fourth quarter....................                            22.63    20.75     24.50    21.94         0.53125

For information concerning First Banks, please contact:

    Allen H. Blake
    President and Chief Operating Officer
    600 James S. McDonnell Boulevard
    Hazelwood, Missouri 63042
    Telephone - (314) 592-5000



Transfer Agent:

    State Street Bank and Trust Company
    Corporate Trust Department
    P. O. Box 778
    Boston, Massachusetts 02102-0778
    Telephone - (800) 531-0368
    www.statestreet.com

================================================================================
                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary.......................................                              1
Risk Factors..................................                             10
Special Note Regarding Forward-Looking
   Statements.................................                             17
Use of Proceeds...............................                             17
Accounting Treatment..........................                             18
Market For the Trust Preferred Securities.....                             18
Capitalization................................                             19
Selected Consolidated and Other Financial
   Data ......................................                             20
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations.................................                             21
Business......................................                             62
Management....................................                             69
Description of the Trust......................                             71
Description of the Preferred Securities.......                             72
Description of the Subordinated
   Debentures.................................                             84
Book-entry Issuance...........................                             93
Description of the Guarantee..................                             95
Relationship Among the Preferred
   Securities, the Subordinated
   Debentures and the Guarantee...............                             97
Federal Income Tax Consequences...............                             98
ERISA Considerations..........................                            104
Underwriting..................................                            104
Legal Matters.................................                            106
Where You Can Find Information................                            106
Experts.......................................                            107
Documents Incorporated by Reference...........                            107
Index to Consolidated Financial
   Statements.................................                            108



o You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.
o We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
o You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.
o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.
================================================================================
================================================================================

================================================================================
================================================================================

                         1,600,000 Preferred Securities


                                 FIRST PREFERRED
                                CAPITAL TRUST III


                          % Cumulative Trust Preferred
                                   Securities

                           (Liquidation Amount $25 per
                               Preferred Security)



                     Fully, irrevocably and unconditionally
                     guaranteed on a subordinated basis, as
                        described in this prospectus, by


                                FIRST BANKS, INC.

                                 ---------------


                                   $40,000,000
                            % Subordinated Debentures
                                       of

                                FIRST BANKS, INC.



                                  -------------

                                   Prospectus
                                           , 2001

                                  -------------


                           Stifel, Nicolaus & Company
                                  Incorporated

                              Dain Rauscher Wessels

                              Fahnestock & Co. Inc.


================================================================================
================================================================================



                                FIRST BANKS, INC.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

           SEC Registration Fee...................................................   $ 11,500
           NASD Filing Fee........................................................      5,100
           Nasdaq Listing Fee.....................................................      1,000
           Blue Sky Qualification Fees and Expenses...............................      3,000
           Accounting Fees and Expenses...........................................     50,000
           Legal Fees and Expenses................................................    105,000
           Printing and Engraving Expenses........................................     50,000
           Trustees' Fees and Expenses............................................     20,000
           Miscellaneous..........................................................     29,400
                                                                                     --------
           Total..................................................................   $275,000
                                                                                     ========

Item 15. Indemnification of Directors and Officers

         The Registrant is a Missouri corporation. Section 351.355.1 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 351.355.2 provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355.3 provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under
Section 351.355.1 or 351.355.2. Section 351.355.7 provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding paragraph. Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $10 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks. Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Preferred Capital Trust III (First Capital III) or any predecessor Trustee for First Capital III, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement. First Banks and First Capital III have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital III and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

Item 16. Exhibits

         (a)   Exhibits-- See Exhibit Index on Page II-6 hereof.

Item 17. Undertakings

         (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned Registrants hereby undertake that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the

         Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on October 30, 2001.

                                         FIRST BANKS, INC.


                                         By:               *
                                             ----------------------------------
                                                James F. Dierberg, Chairman of
                                                 the Board and Chief Executive
                                                 Officer

         Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust III certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on October 30, 2001.

                                         FIRST PREFERRED CAPITAL TRUST III

                                         By:               *
                                             ----------------------------------
                                                James F. Dierberg, Trustee

                                         By:               *
                                             ----------------------------------
                                                Allen H. Blake, Trustee

                                         By: /s/Lisa K. Vansickle
                                             ----------------------------------
                                                    Trustee

          Signature                       Title                       Date
          ---------                       -----                       ----
               *                  Chairman of the Board         October 30, 2001
      -----------------------     of Directors and Chief
         James F. Dierberg           Executive Officer
                               (Principal Executive Officer)

               *                   Director and President       October 30, 2001
      -----------------------     Operating Officer, Chief
          Allen H. Blake      Financial Officer and Secretary
                                (Principal Financial Officer)

               *                        Director                October 30, 2001
      ------------------------
         David L. Steward

               *                        Director                October 30, 2001
      ------------------------
           Hal J. Upbin

               *                        Director                October 30, 2001
      ------------------------
          Douglas H. Yaeger

               *                        Director                October 30. 2001
      ------------------------
         Donald W. Williams

  * By:/s/Lisa K. Vansickle         Senior Vice President       October 30. 2001
      --------------------              and Controller
          Lisa K. Vansickle     (Principal Accounting Officer)

     Attorney-in-fact pursuant
   to power of attorney granted
     in Registration Statement
   (No. 333-71652) as filed on
       October 15, 2001

                                  EXHIBIT INDEX


1.1      Form of Underwriting Agreement.(1)

4.1      Form of Indenture.(1)

4.2      Form of Subordinated Debenture (included as Exhibit A to Exhibit
         4.1).(1)

4.3      Certificate of Trust of First Preferred Capital Trust III.(1)

4.4      Trust Agreement of First Preferred Capital Trust III.(1)

4.5 Form of Amended and Restated Trust Agreement of First Preferred Capital Trust III.(1)

4.6 Form of Preferred Security Certificate of First Preferred Capital Trust III (included as an exhibit to Exhibit 4.5).(1)

4.7 Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust III.(1)

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).(1)

5.1      Opinion of Jackson Walker L.L.P.(1)

5.2      Opinion of Richards, Layton & Finger, P.A.(1)

8.1 Opinion of Jackson Walker L.L.P. as to certain federal income tax matters.(1)

10.6 $120,000,000 Secured Credit Agreement, dated as of August 23, 2001, among First Banks, Inc. and Wells Fargo Bank Minnesota, National Association, American National Bank and Trust Company of Chicago, Harris Trust and Savings Bank, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville, LaSalle Bank National Association and Wells Fargo Bank Minnesota, National Association, as Agent.(1)

12.1 Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges.(1)

23.1     Consent of KPMG LLP, Independent Auditors.

23.2 Consent of Jackson Walker L.L.P. (to be included in their opinions filed herewith as Exhibits 5.1 and 8.1).(1)

23.3 Consent of Richards, Layton & Finger, P.A. (included in their opinion filed herewith as Exhibit 5.2).(1)

24.1     Power of Attorney (included on the signature page).(1)

25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under the Indenture.(1)

25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under Amended and Restated Trust Agreement.(1)

25.3 Form T-1 Statement of Eligibility of State Street Bank and Trust Company of Connecticut, National Association to act as trustee under the Preferred Securities Guarantee Agreement.(1)

---------------------
(1) Previously filed.

                                                                    EXHIBIT 23.1




                          INDEPENDENT AUDITORS' CONSENT



To Board of Directors
First Banks, Inc.:

We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.



                                                         /s/ KPMG LLP
                                                         --------------



St. Louis, Missouri
October 30, 2001